                                                     Registration Nos. 1811-4001
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          [X]
                          PRE-EFFECTIVE AMENDMENT NO.                        [_]
                                     AND/OR
        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                AMENDMENT NO. 39                             [X]

                                  ------------

                      METROPOLITAN LIFE SEPARATE ACCOUNT E
                           (Exact Name of Registrant)

                      METROPOLITAN LIFE INSURANCE COMPANY
                           (Exact name of Depositor)

                   1 Madison Avenue, New York, New York 10010
        (Address of depositor's principal executive offices) (zip code)

                                 (212) 578-5364
              (Depositor's telephone number, including area code)

                                  ------------

                              Gary A. Beller, Esq.
              Senior Executive Vice-President and General Counsel
                      Metropolitan Life Insurance Company
                                1 Madison Avenue
                            New York, New York 10010
                    (Name and address of agent for service)

                                  ------------

                                   Copies to:
                             Diane E. Ambler, Esq.
                          Kirkpatrick & Lockhart, LLP
                        1800 Massachusetts Avenue, N.W.
                             Washington, D.C. 20036

                                  ------------

  Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant has registered an indefinite amount of securities. Registrant's Rule 24f-2 Notice for the year ended December 31, 2000 was filed with the Commission on March 30, 2001.

  Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement. The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      METROPOLITAN LIFE SEPARATE ACCOUNT E
                                    FORM N-4
                                     UNDER
       THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940

                             CROSS REFERENCE SHEET
                           (PURSUANT TO RULE 481(A))

 Form N-4
 Item No.                                        Prospectus Heading
 --------                                        ------------------
  1.      Cover Page................  Cover Page

  2.      Definitions...............  Important Terms You Should Know

  3.      Synopsis..................  Table of Expenses

  4.      Condensed Financial         General Information--Performance;
           Information..............   General Information--Financial
                                       Statements

  5.      General Description of      MetLife; Metropolitan Life Separate
           Registrant, Depositor,      Account E; Your Investment Choices;
           and Portfolio Companies..   General Information--Voting Rights

  6.      Deductions and Expenses...  Table of Expenses; Deferred Annuities--
                                       Charges; Deferred Annuities--Withdrawal
                                       Charges; Deferred Annuities--Premium
                                       and Other Taxes; Income Options--
                                       Charges; General Information--Who Sells
                                       the Deferred Annuities; Appendix--
                                       Premium Tax Table

  7.      General Description of      Variable Annuities; Classes of the
           Variable Annuity            Deferred Annuity; Deferred Annuities--
           Contracts................   Purchase Payments (Allocation of
                                       Purchase Payments and Limits on
                                       Purchase Payments); Deferred
                                       Annuities--Transfer Privilege; General
                                       Information--Administration (Purchase
                                       Payments/Confirming
                                       Transactions/Transactions by Telephone
                                       or Internet/Processing
                                       Transactions/Changes to Your Deferred
                                       Annuity/When We Can Cancel Your
                                       Deferred Annuity/After Your Death/Third
                                       Party Requests)

  8.      Annuity Period............  Important Terms You Should Know;
                                       Deferred Annuities--Pay-Out Options (or
                                       Income Options); Income Payment
                                       Types/The Value of Your Income
                                       Payments/Transfer Privilege; Optional
                                       Benefits--Guaranteed Minimum Income
                                       Benefit

  9.      Death Benefit.............  Deferred Annuities--Death Benefit
                                       Generally; Standard Death Benefit;
                                       Optional Benefits

 10.      Purchases and Annuity       MetLife; Metropolitan Life Separate
           Values...................   Account E; Deferred Annuities--Purchase
                                       Payments (Allocation of Purchase
                                       Payments and Limits on Purchase
                                       Payments); The Value of Your
                                       Investment; Income Options; Allocation;
                                       The Value of Your Income Payments;
                                       General Information--Administration
                                       (Purchase Payments)

 11.      Redemptions...............  Deferred Annuities--Access to Your Money
                                       (Systematic Withdrawal Program and
                                       Minimum Distribution); Deferred
                                       Annuities--WIthdrawal Charges (When No
                                       Withdrawal Charge Applies); General
                                       Information--When We Can Cancel Your
                                       Deferred Annuity; General Information--
                                       Valuation--Suspension of Payment

 12.      Taxes.....................  Income Taxes

 Form N-4
 Item No.                                           Prospectus Heading
 --------                                           ------------------
 13.      Legal Proceedings............  Not Applicable

 14.      Table of Contents of the       Table of Contents of the Statement of
           Statement of Additional        Additional Information
           Information.................

 15.      Cover Page...................  Cover Page

 16.      Table of Contents............  Table of Contents

 17.      General Information and        Not Applicable
           History.....................

 18.      Services.....................  Independent Auditors; Services;
                                          Distribution of Certificates and
                                          Interests in the Deferred Annuities

 19.      Purchase of Securities Being   Not Applicable
           Offered.....................

 20.      Underwriters.................  Distribution of Certificates and
                                          Interests in the Deferred Annuities;
                                          Withdrawal Charge

 21.      Calculation of Performance     Performance Data
           Data........................

 22.      Annuity Payments.............  Variable Income Payments

 23.      Financial Statements.........  Financial Statements of the Separate
                                          Account; Financial Statements of
                                          MetLife

VARIABLE ANNUITY
[Date to Come]

                                                                         Metlife
                                                       Tax/Exempt Governmental 1
                                                               Variable Annuity


PROSPECTUS

                                   [GRAPHIC]


                                                      . Tax Sheltered Annuities
                                 . Qualified Annuity Plans Under Section 403(a)
                                                    of the Internal Revenue Code
                  . Annuities Under Section 457(b) of the Internal Revenue Code




[GRAPHIC]                                                         [LOGO] MetLife

MetLife Tax Exempt/Governmental I Variable Annuity Contracts Issued by Metropolitan Life Insurance Company

This Prospectus describes Tax Exempt/Governmental I contracts for group deferred variable annuities ("Deferred Annuities").

--------------------------------------------------------------------------------

You decide how to allocate your money among the various available investment choices. The investment choices available to you are listed in the contract for your Deferred Annuity. Your choices may include the Fixed Account (not described in this Prospectus) and investment divisions available through Metropolitan Life Separate Account E which, in turn, invest in the following corresponding portfolios of the Metropolitan Series Fund, Inc. ("Metropolitan Fund"), series of the New England Zenith Fund ("Zenith Fund"), portfolios of the Calvert Variable Series, Inc. ("Calvert Fund"), portfolios of the Met Investors Series Trust ("Met Investors Fund") and funds of the American Funds Insurance Series ("American Fund"). For convenience, the portfolios, the series and the funds are referred to as "Portfolios" in this Prospectus.

  Saloman Brothers
   U.S. Government     MetLife Mid Cap Stock Index
  Lehman Brothers(R)
   Aggregate Bond
   Index               Neuberger Berman Partners Mid Cap Value
  State Street
   Research Income     Harris Oakmark Mid Cap Value
  PIMCO Total Return   MFS Mid Cap Growth
  Salomon Brothers
   Strategic Bond
   Opportunities       Janus Mid Cap
  State Street
   Research
   Diversified         Calvert Social Mid Cap Growth
  Calvert Social
   Balanced            State Street Research Aggressive Growth
  MetLife Stock Index  Loomis Sayles High Yield Bond
  American Funds
   Growth-Income       Russell 2000(R) Index
  Harris Oakmark
   Large Cap Value     T. Rowe Price Small Cap Growth
  T. Rowe Price Large
   Cap Growth          Loomis Sayles Small Cap
  MFS Investors Trust  State Street Research Aurora Small Cap Value
  State Street
   Research
   Investment Trust    Franklin Templeton Small Cap Growth
   (formerly State
   Street Research
   Growth)             PIMCO Innovation
  MFS Research
   Managers            Scudder Global Equity
  American Funds
   Growth              Morgan Stanley EAFE(R) Index
  Janus Growth         MFS Research International
  Davis Venture Value  Putnam International Stock
  Putnam Large Cap
   Growth              American Funds Global Small Capitalization

How to learn more:

Before investing, read this Prospectus. The Prospectus contains information about the Deferred Annuities and Metropolitan Life Separate Account E which you should know before investing. Keep this Prospectus for future reference. For more information, request a copy of the Statement of Additional Information
("SAI"), dated      . The SAI is considered part of this Prospectus as though
it were included in the Prospectus. The Table of Contents of the SAI appears on
page   of this Prospectus. To request a free copy of the SAI or to ask questions, write or call:

Metropolitan Life Insurance Company
Attn: Fulfillment Unit-PPS
1600 Division Road
West Warwick, RI 02893
(800) 638-7732
[GRAPHIC]

 Deferred
 Annuities
 Available:

.. TSA

.. 457(b)

.. 403(a)

 Classes Available
 for each
 Deferred Annuity

.. B

.. C

.. L

A word about investment risk:

An investment in any of these variable annuities involves investment risk. You could lose money you invest. Money invested is NOT:

.. a bank deposit or obligation;

.. federally insured or guaranteed; or

.. endorsed by any bank or other government agency.

                                   MetLife

Each class of the Deferred Annuities has its own Separate Account charge and withdrawal charge schedule. Each provides the opportunity to invest for retirement. The expenses for the B and L Classes of the Deferred Annuity may be higher than similar contracts without a bonus. The purchase payment credits ("Bonus") may be more than offset by the higher expenses for the B and L Classes.

The Securities and Exchange Commission has a Web site (http://www.sec.gov) which you may visit to view this Prospectus, SAI and other information. The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation otherwise is a criminal offense.

This Prospectus is not valid unless attached to the current Metropolitan Fund, Zenith Fund, Calvert Fund, Met Investors Fund and American Fund prospectuses which are attached to the back of this Prospectus. You should read these prospectuses carefully before purchasing a Deferred Annuity.

TABLE OF CONTENTS

Important Terms You Should Know............................................    5
Table of Expenses..........................................................    8
MetLife....................................................................   18
Metropolitan Life Separate Account E.......................................   18
Variable Annuities.........................................................   19
  The Deferred Annuity.....................................................   19
  The Classes of the Deferred Annuity......................................   20
Your Investment Choices....................................................   21
Deferred Annuities.........................................................   23
  The Deferred Annuity and Your Retirement Plan............................   23
  Automated Investment Strategies..........................................   24
  Purchase Payments........................................................   25
  Allocation of Purchase Payments..........................................   25
  Limits on Purchase Payments..............................................   25
  The Value of Your Investment.............................................   26
  Transfer Privilege.......................................................   27
  Access to Your Money.....................................................   28
  Systematic Withdrawal Program............................................   28
  Minimum Distribution.....................................................   30
  Charges..................................................................   30
  Separate Account Charge..................................................   30
  Investment-Related Charge................................................   31
  Annual Contract Fee......................................................   31
  Optional Guaranteed Minimum Income Benefit...............................   32
  Premium and Other Taxes..................................................   32
  Withdrawal Charges.......................................................   32
  When No Withdrawal Charge Applies........................................   33
  Free Look................................................................   35
  Death Benefit--Generally.................................................   35
  Standard Death Benefit...................................................   36
  Optional Benefits........................................................   37
  Annual Step-Up Death Benefit.............................................   37
  Guaranteed Minimum Income Benefit........................................   39
  Pay-Out Options (or Income Options)......................................   41
  Income Payment Types.....................................................   42
  Allocation...............................................................   43
  Minimum Size of Your Income Payment......................................   43
  The Value of Your Income Payments........................................   44

  Transfer Privilege.......................................................   45
  Charges..................................................................   46
General Information........................................................   47
  Administration...........................................................   47
  Purchase Payments........................................................   47
  Confirming Transactions..................................................   47
  Processing Transactions..................................................   48
   By Telephone or Internet................................................   48
   After Your Death........................................................   49
   Third Party Requests....................................................   49
   Valuation--Suspension of Payments.......................................   49
  Advertising Performance..................................................   50
  Changes to Your Deferred Annuity.........................................   52
  Voting Rights............................................................   52
  Who Sells the Deferred Annuities.........................................   53
  Financial Statements.....................................................   54
  Your Spouse's Rights.....................................................   54
  When We Can Cancel Your Deferred Annuity.................................   54

Income Taxes...............................................................   55

Table of Contents for the Statement of Additional Information..............   62

Appendix for Premium Tax Table.............................................   63

MetLife does not intend to offer the Deferred Annuities anywhere they may not lawfully be offered and sold. MetLife has not authorized any information or representations about the Deferred Annuities other than the information in this Prospectus, the attached prospectuses, supplements to the prospectuses or any supplemental sales material we authorize.
                                                                       [GRAPHIC]

[GRAPHIC]

Important Terms You Should Know

Account Balance

When you purchase a Deferred Annuity, an account is set up for you. Your Account Balance is the total amount of money credited to you under your Deferred Annuity including money in the investment divisions of the Separate Account and the Fixed Account.

Accumulation Unit Value

With a Deferred Annuity, money paid-in or transferred into an investment division of the Separate Account is credited to you in the form of accumulation units. Accumulation units are established for each investment division. We determine the value of these accumulation units at the close of the Exchange each day the Exchange is open for regular trading. The Exchange usually closes at 4 p.m. Eastern Time but may close earlier or later. The values increase or decrease based on the investment performance of the corresponding underlying portfolios.

Administrative Office

Your Administrative Office is the MetLife office that will generally handle the processing of all your requests concerning your Deferred Annuity. Your contract will indicate the address of your Administrative Office. We will notify you if there is a change in the address of your Administrative Office.

Annuitant

The natural person whose life is the measure for determining the duration and the dollar amount of income payments. The contract also permits the naming of contingent annuitants; contingent annuitants' lives are the measure for determining the duration and the dollar amount of income payments if the annuitant has died before income payments begin.

Annuity Unit Value

With a variable pay-out option, the money paid-in or transferred into an investment division of the Separate Account is held in the form of annuity units. Annuity units are established for each investment division. We determine the value of these annuity units at the close of the Exchange each day the Exchange is open for regular trading. The Exchange usually closes at 4 p.m. Eastern Time but may close earlier or later. The values increase or decrease based on the investment performance of the corresponding underlying portfolios.

Assumed Investment Return (AIR)

Under a variable pay-out option, the AIR is a percentage rate of return assumed to determine the amount of the first variable income payment. The AIR is also the benchmark that is used to calculate the investment performance of a given investment division to determine all subsequent payments to you.

Beneficiary

The person who receives a benefit, including continuing payments or a lump sum payment, if the owner dies.

Contract

A contract is the legal agreement between you and MetLife or between MetLife and the employer, plan trustee or other entity or the certificate issued to you under a group annuity contract. This document contains relevant provisions of your Deferred Annuity. MetLife issues contracts for each of the annuities described in this Prospectus.

Contract Anniversary

An anniversary of the date we issue the Deferred Annuity.

Contract Year

The Contract Year for a Deferred Annuity is the one year period starting on the date we issue the Deferred Annuity and each Contract Anniversary thereafter. For participants under a 457(b) plan and under 403(b) or 403(a) plan who are not issued certificates, the Contract Year is measured from the date we receive your enrollment form.

Exchange

In this Prospectus, the New York Stock Exchange is referred to as the "Exchange."

Investment Division

Investment divisions are subdivisions of the Separate Account. When you allocate or transfer money to an investment division, the investment division purchases shares of a portfolio (with the same name) within the Metropolitan Fund, Zenith Fund, Calvert Fund, Met Investors Fund or American Fund.

MetLife

MetLife is Metropolitan Life Insurance Company which is the company that issues the Deferred Annuities. Throughout this Prospectus, MetLife is also referred to as "we," "us" or "our."

Separate Account

A separate account is an investment account. All assets contributed to investment divisions under the Deferred Annuities are pooled in the Separate Account and maintained for the benefit of investors in Deferred Annuities.

Variable Annuity

An annuity in which returns/income payments are based upon the performance of investments such as stocks and bonds held by one or more underlying portfolios. You assume the investment risk for any amounts allocated to the investment divisions in a variable annuity.

Withdrawal Charge

The withdrawal charge is the amount we deduct from the amount you have withdrawn from your Deferred Annuity, if you withdraw money prematurely from a Deferred Annuity. This charge is often referred to as a deferred sales load or back-end sales load.

You

In this Prospectus, depending on the context, "you" may mean either the owner of the Deferred Annuity or the participant or annuitant for whom money is invested under certain group arrangements. In cases where we are referring to giving instructions or making payments to us for 457(b) plans and 403(a) or 403(b) plans without certificates, "you" means the trustee or employer.

  TABLE OF EXPENSES--METLIFE TAX EXEMPT/GOVERNMENTAL I
  DEFERRED ANNUITIES

   The following table shows Separate Account, Metropolitan
   Fund Class B, Zenith Fund Class B, Calvert Fund Class  ,
   Met Investors Fund Class B and American Fund Class 2
   charges and expenses. The numbers in the table for the
   Separate Account, the Metropolitan Fund, the Zenith Fund,
   the Calvert Fund, the Met Investors Fund and the American
   Fund are based on past experience except where estimates
   or actual experience of other classes of shares are used,
   as noted below. The numbers in the table are subject to
   change. The table is not intended to show your actual
   total combined expenses of the Separate Account,
   Metropolitan Fund, Zenith Fund, Calvert Fund, Met
   Investors Fund and American Fund, which may be higher or
   lower. There are no fees for the Fixed Account. The table
   does not show premium and other taxes which may apply. We
   have provided examples to show you the impact of Separate
   Account, Metropolitan Fund, Zenith Fund, Calvert Fund, Met
   Investors Fund and American Fund charges and expenses on a hypothetical investment of $1,000 for an assumed average
   Account Balance of $39,000, that has an assumed 5% annual
   return on the investment, Annual Step-Up Death Benefit and the Guaranteed Minimum Income Benefit. These examples
   assume that reimbursement of expenses was in effect.
--------------------------------------------------------------------------------
 Separate Account, Metropolitan Fund, Zenith Fund, Calvert Fund, Met Investors Fund and American Fund expenses for the fiscal year ending December 31, 2001:

 Contract Owner Transaction Expenses For All Investment Divisions Currently
 Offered
   Sales Charge Imposed on Purchase Payments........................................................................   None
   Withdrawal Charge (as a percentage of the amount withdrawn) (1):
  If withdrawn during Contract Year                                                            B CLASS C CLASS L CLASS
  ---------------------------------                                                            ------- ------- -------
  1.........................................................................................       9%     None    9%
  2.........................................................................................       9%             8%
  3.........................................................................................       9%             7%
  4.........................................................................................       9%             6%
  5.........................................................................................       8%             5%
  6.........................................................................................       7%             4%
  7.........................................................................................       6%             2%
  8.........................................................................................       5%             0%
  9.........................................................................................       4%             0%
  10 .......................................................................................       3%             0%
  11........................................................................................       2%             0%
  12........................................................................................       1%             0%
  Thereafter................................................................................       0%             0%
   Transfer Fee (2) ................................................................................................   None
   (We reserve the right to impose a transfer fee in the future. The amount of this fee will be no greater than $25 per transfer.)
   Surrender Fee ...................................................................................................   None

 Separate Account Annual Expenses
                  (as a percentage of average daily net assets in the
                  investment divisions)
   Separate Account Charge..........................................................................................
   Separate Account Charge for all investment divisions except the American Fund Growth-Income, American Fund Growth and American Fund Global Small Capitalization Investment Divisions (3)* ........................................

                                                                                       B CLASS C CLASS L CLASS
                                                                                       ------- ------- -------
     Standard Death Benefit.........................................................    1.15%   1.45%   1.30%
     Annual Step-Up Death Benefit...................................................    1.25%   1.55%   1.40%
   Separate Account Charge for the American Fund Growth-Income, American Fund
    Growth and American Fund Global Small Capitalization Investment Divisions (3)* ..
                                                                                       B CLASS C CLASS L CLASS
                                                                                       ------- ------- -------
     Standard Death Benefit.........................................................    1.30%   1.60%   1.45%
     Annual Step-Up Death Benefit...................................................    1.40%   1.70%   1.55%

  *We reserve the right to impose an increased Separate Account charge on investment divisions that we add to the contract in the future. The increase will not exceed the annual rate of 0.25% of the average daily net assets in any such investment divisions.
 Other Contract Fees

   Annual Contract Fee (4) ................................................................... $ 30
   Guaranteed Minimum Income Benefit (5) .....................................................  .35%

 Metropolitan Fund Class B Annual Expenses

  (as a percentage of                              C           A+B+C=D                        D-E=F
  average net assets)           A        B   OTHER EXPENSES TOTAL EXPENSES                TOTAL EXPENSES
  (7)(15)(18)               MANAGEMENT 12b-1     BEFORE         BEFORE           E            AFTER
                               FEES    FEES  REIMBURSEMENT  REIMBURSEMENT   REIMBURSEMENT REIMBURSEMENT
--------------------------------------------------------------------------------------------------------
  Lehman Brothers(R)
   Aggregate Bond Index
   Portfolio .............
  State Street Research
   Income Portfolio (6)...
  State Street Research
   Diversified Portfolio
   (6)....................
  MetLife Stock Index
   Portfolio .............
  Harris Oakmark Large Cap
   Value Portfolio (6)....
  T. Rowe Price Large Cap
   Growth Portfolio (6)...
  State Street Research
   Investment Trust
   Portfolio (6)..........
  Janus Growth Portfolio
   (6)(9)(14).............
  Putnam Large Cap Growth
   Portfolio (6)(10)......
  MetLife Mid Cap Stock
   Index Portfolio (10)...
  Neuberger Berman
   Partners Mid Cap Value
   Portfolio (6)..........
  Janus Mid Cap Portfolio
   (6)....................
  State Street Research
   Aggressive Growth
   Portfolio (6)..........
  Loomis Sayles High Yield
   Bond Portfolio ........
  Russell 2000(R) Index
   Portfolio (8)(9).......
  T. Rowe Price Small Cap
   Growth Portfolio (6)...
  State Street Research
   Aurora Small Cap Value
   Portfolio (6)(10)......
  Franklin Templeton Small
   Cap Growth Portfolio
   (6)(9)(14).............
  Scudder Global Equity
   Portfolio (6)..........
  Morgan Stanley EAFE(R)
   Index Portfolio
   (8)(9).................
  Putnam International
   Stock Portfolio (6)....


  Zenith Fund Class B Annual Expenses
  (as a percentage of                                          A+B+C=D
  average net assets)                              C            TOTAL                        D-E=F
  (15)(18)                      A        B   OTHER EXPENSES   EXPENSES                   TOTAL EXPENSES
                            MANAGEMENT 12b-1     BEFORE        BEFORE           E            AFTER
                               FEES    FEES  REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT REIMBURSEMENT
-------------------------------------------------------------------------------------------------------
  Salomon Brothers U.S.
   Government Portfolio
   (9)(13)................
  Salomon Brothers
   Strategic Bond
   Opportunities
   Portfolio..............
  MFS Investors Trust
   Portfolio (9)(13)......
  MFS Research Managers
   Portfolio (9)(13)......
  Davis Venture Value
   Portfolio (6)..........
  Harris Oakmark Mid Cap
   Value Portfolio
   (9)(13)................
  Loomis Sayles Small Cap
   Portfolio (6)(11)(13)..

  Calvert Fund Class   Annual Expenses
  (as a percentage of                                           A+B+C=D                      D-E=F
  average net assets) (18)                          C            TOTAL                   TOTAL EXPENSES
                                 A        B   OTHER EXPENSES   EXPENSES                      AFTER
                             MANAGEMENT 12b-1     BEFORE        BEFORE           E         WAIVER AND
                                FEES    FEES  REIMBURSEMENT  REIMBURSEMENT REIMBURSEMENT REIMBURSEMENT
-------------------------------------------------------------------------------------------------------
  Calvert Social Balanced
   Portfolio (18).........
  Calvert Social Mid Cap
   Growth Portfolio (18)..

Met Investors Fund Class B Annual Expenses
(as a percentage of                      A          B                                            A+C+D=F
average net assets)                  MANAGEMENT MANAGEMENT                            E           TOTAL
(15)                                    FEES       FEES                D            OTHER       EXPENSES
                                      (BEFORE     (AFTER     C   OTHER EXPENSES   EXPENSES       BEFORE           G
                                        FEE        FEE     12b-1     BEFORE         AFTER      WAIVER AND    WAIVER AND
                                      WAIVER)    WAIVER)   FEES  REIMBURSEMENT  REIMBURSEMENT REIMBURSEMENT REIMBURSEMENT
-------------------------------------------------------------------------------------------------------------------------
PIMCO Total Return Portfolio (12)..
MFS Mid Cap Growth
 Portfolio (6)(12)..
PIMCO Innovation
 Portfolio (12).....
MFS Research
 International
 Portfolio (6)(12)..

Met Investors Fund Class B Annual Expenses
(as a percentage of
average net assets)                      F-G=H
(15)                                 TOTAL EXPENSES
                                         AFTER
                                       WAIVER AND
                                     REIMBURSEMENT
------------------------------------------------------
PIMCO Total Return Portfolio (12)..
MFS Mid Cap Growth
 Portfolio (6)(12)..
PIMCO Innovation
 Portfolio (12).....
MFS Research
 International
 Portfolio (6)(12)..

  American Fund Class 2 Annual Expenses
  (as a percentage of                                           A+B+C=D
  average net assets) (15)                          C            TOTAL                        D-E=F
                                 A        B   OTHER EXPENSES   EXPENSES                   TOTAL EXPENSES
                             MANAGEMENT 12b-1     BEFORE        BEFORE           E            AFTER
                                FEES    FEES  REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT REIMBURSEMENT
--------------------------------------------------------------------------------------------------------
  American Funds Growth-
   Income Portfolio (6)...
  American Funds Growth
   Portfolio (6)..........
  American Funds Global
   Small Capitalization
   Portfolio (6)..........

  Examples
  Example 1. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $1,000 investment (where your total Account
  Balance is $39,000) assuming:
  .  you select the B Class;
  .  the underlying Portfolio earns a 5% annual return;
  .  you select the Annual Step-Up Death Benefit;
  .  you select the Guaranteed Minimum Income Benefit; and
  .  you fully surrender your contract, with applicable withdrawal charges deducted.
                                                          1     3     5    10
                                                         YEAR YEARS YEARS YEARS
-------------------------------------------------------------------------------
  Salomon Brothers U.S. Government Division............. $     $     $     $
  Lehman Brothers(R) Aggregate Bond Index Division......
  State Street Research Income Division.................
  PIMCO Total Return Division...........................
  Salomon Brothers Strategic Bond Opportunities
   Division.............................................
  State Street Research Diversified Division............
  Calvert Social Balanced...............................
  MetLife Stock Index Division..........................
  American Funds Growth-Income Division.................
  Harris Oakmark Large Cap Value Division...............
  T. Rowe Price Large Cap Growth Division...............
  MFS Investors Trust Division..........................
  State Street Research Investment Trust Division.......
  MFS Research Managers Division........................
  American Funds Growth Division........................
  Janus Growth Division.................................
  Davis Venture Value Division..........................
  Putnam Large Cap Growth Division......................
  MetLife Mid Cap Stock Index Division..................
  Neuberger Berman Partners Mid Cap Value Division......
  Harris Oakmark Mid Cap Value Division.................
  MFS Mid Cap Growth Division...........................
  Janus Mid Cap Division................................
  Calvert Social Mid Cap Growth.........................
  State Street Research Aggressive Growth Division......
  Loomis Sayles High Yield Bond Division................
  Russell 2000(R) Index Division........................
  T. Rowe Price Small Cap Growth Division...............
  Loomis Sayles Small Cap Division......................
  State Street Research Aurora Small Cap Value
   Division.............................................
  Franklin Templeton Small Cap Growth Division..........
  PIMCO Innovation Division.............................
  Scudder Global Equity Division........................
  Morgan Stanley EAFE(R) Index Division.................
  MFS Research International Division...................
  Putnam International Stock Division...................
  American Funds Global Small Capitalization Division...

  Example 2. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $1,000 investment (where your total Account
  Balance is $39,000) assuming (16):
  .   you select the B Class;
  .   the underlying Portfolio earns a 5% annual return;
  .   you select the Annual Step-Up Death Benefit;
  .   you select the Guaranteed Minimum Income Benefit; and
  .   you do not surrender your contract or you elect to annuitize (elect a pay-out option) (no withdrawal charges would be deducted).
                                                          1     3     5    10
                                                         YEAR YEARS YEARS YEARS
-------------------------------------------------------------------------------
  Salomon Brothers U.S. Government Division............. $     $     $     $
  Lehman Brothers(R) Aggregate Bond Index Division......
  State Street Research Income Division.................
  PIMCO Total Return Division...........................
  Salomon Brothers Strategic Bond Opportunities
   Division.............................................
  State Street Research Diversified Division............
  Calvert Social Balanced...............................
  MetLife Stock Index Division..........................
  American Funds Growth-Income Division.................
  Harris Oakmark Large Cap Value Division...............
  T. Rowe Price Large Cap Growth Division...............
  MFS Investors Trust Division..........................
  State Street Research Investment Trust Division.......
  MFS Research Managers Division........................
  American Funds Growth Division........................
  Janus Growth Division.................................
  Davis Venture Value Division..........................
  Putnam Large Cap Growth Division......................
  MetLife Mid Cap Stock Index Division..................
  Neuberger Berman Partners Mid Cap Value Division......
  Harris Oakmark Mid Cap Value Division.................
  MFS Mid Cap Growth Division...........................
  Janus Mid Cap Division................................
  Calvert Social Mid Cap Growth.........................
  State Street Research Aggressive Growth Division......
  Loomis Sayles High Yield Bond Division................
  Russell 2000(R) Index Division........................
  T. Rowe Price Small Cap Growth Division...............
  Loomis Sayles Small Cap Division......................
  State Street Research Aurora Small Cap Value
   Division.............................................
  Franklin Templeton Small Cap Growth Division..........
  PIMCO Innovation Division.............................
  Scudder Global Equity Division........................
  Morgan Stanley EAFE(R) Index Division.................
  MFS Research International Division...................
  Putnam International Stock Division...................
  American Funds Global Small Capitalization Division...

  Example 3. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $1,000 investment (where your total Account
  Balance is $39,000) assuming:
  .  you select the C Class;
  .  the underlying Portfolio earns a 5% annual return;
  .  you select the Annual Step-Up Death Benefit;
  .  you select the Guaranteed Minimum Income Benefit; and
  .  you surrender your contract, do not surrender your contract, you elect to annuitize, or you do not elect to annuitize (no withdrawal charges apply to the C Class).
                                                          1     3     5    10
                                                         YEAR YEARS YEARS YEARS
-------------------------------------------------------------------------------
  Salomon Brothers U.S. Government Division............. $     $     $     $
  Lehman Brothers(R) Aggregate Bond Index Division......
  State Street Research Income Division.................
  PIMCO Total Return Division...........................
  Salomon Brothers Strategic Bond Opportunities
   Division.............................................
  State Street Research Diversified Division............
  Calvert Social Balanced...............................
  MetLife Stock Index Division..........................
  American Funds Growth-Income Division.................
  Harris Oakmark Large Cap Value Division...............
  T. Rowe Price Large Cap Growth Division...............
  MFS Investors Trust Division..........................
  State Street Research Investment Trust Division.......
  MFS Research Managers Division........................
  American Funds Growth Division........................
  Janus Growth Division.................................
  Davis Venture Value Division..........................
  Putnam Large Cap Growth Division......................
  MetLife Mid Cap Stock Index Division..................
  Neuberger Berman Partners Mid Cap Value Division......
  Harris Oakmark Mid Cap Value Division.................
  MFS Mid Cap Growth Division...........................
  Janus Mid Cap Division................................
  Calvert Social Mid Cap Growth.........................
  State Street Research Aggressive Growth Division......
  Loomis Sayles High Yield Bond Division................
  Russell 2000(R) Index Division........................
  T. Rowe Price Small Cap Growth Division...............
  Loomis Sayles Small Cap Division......................
  State Street Research Aurora Small Cap Value
   Division.............................................
  Franklin Templeton Small Cap Growth Division..........
  PIMCO Innovation Division.............................
  Scudder Global Equity Division........................
  Morgan Stanley EAFE(R) Index Division.................
  MFS Research International Division...................
  Putnam International Stock Division...................
  American Funds Global Small Capitalization Division...

  Example 4. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $1,000 investment (where your total Account
  Balance is $39,000) assuming:
  .  you select the L Class;
  .  the underlying Portfolio earns a 5% annual return;
  .  you select the Annual Step-Up Death Benefit;
  .  you select the Guaranteed Minimum Income Benefit; and
  .  you fully surrender your contract with applicable withdrawal charges deducted.
                                                          1     3     5    10
                                                         YEAR YEARS YEARS YEARS
-------------------------------------------------------------------------------
  Salomon Brothers U.S. Government Division............. $     $     $     $
  Lehman Brothers(R) Aggregate Bond Index Division......
  State Street Research Income Division.................
  PIMCO Total Return Division...........................
  Salomon Brothers Strategic Bond Opportunities
   Division.............................................
  State Street Research Diversified Division............
  Calvert Social Balanced...............................
  MetLife Stock Index Division..........................
  American Funds Growth-Income Division.................
  Harris Oakmark Large Cap Value Division...............
  T. Rowe Price Large Cap Growth Division...............
  MFS Investors Trust Division..........................
  State Street Research Investment Trust Division.......
  MFS Research Managers Division........................
  American Funds Growth Division........................
  Janus Growth Division.................................
  Davis Venture Value Division..........................
  Putnam Large Cap Growth Division......................
  MetLife Mid Cap Stock Index Division..................
  Neuberger Berman Partners Mid Cap Value Division......
  Harris Oakmark Mid Cap Value Division.................
  MFS Mid Cap Growth Division...........................
  Janus Mid Cap Division................................
  Calvert Social Mid Cap Growth.........................
  State Street Research Aggressive Growth Division......
  Loomis Sayles High Yield Bond Division................
  Russell 2000(R) Index Division........................
  T. Rowe Price Small Cap Growth Division...............
  Loomis Sayles Small Cap Division......................
  State Street Research Aurora Small Cap Value
   Division.............................................
  Franklin Templeton Small Cap Growth Division..........
  PIMCO Innovation Division.............................
  Scudder Global Equity Division........................
  Morgan Stanley EAFE(R) Index Division.................
  MFS Research International Division...................
  Putnam International Stock Division...................
  American Funds Global Small Capitalization Division...

  Example 5. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $1,000 investment (where your total Account
  Balance is $39,000 (16):
  .  you select the L Class;
  .  the underlying Portfolio earns a 5% annual return;
  .  you select the Annual Step-Up Death Benefit;
  .  you select the Guaranteed Minimum Income Benefit; and
  .  you do not surrender your contract or you elect to annuitize (elect a pay-
     out option) (no withdrawal charges would be deducted).
                                                          1     3     5    10
                                                         YEAR YEARS YEARS YEARS
-------------------------------------------------------------------------------
  Salomon Brothers U.S. Government Division............. $    $     $     $
  Lehman Brothers(R) Aggregate Bond Index Division......
  State Street Research Income Division.................
  PIMCO Total Return Division...........................
  Salomon Brothers Strategic Bond Opportunities
   Division.............................................
  State Street Research Diversified Division............
  Calvert Social Balanced...............................
  MetLife Stock Index Division..........................
  American Funds Growth-Income Division.................
  Harris Oakmark Large Cap Value Division...............
  T. Rowe Price Large Cap Growth Division...............
  MFS Investors Trust Division..........................
  State Street Research Investment Trust Division.......
  MFS Research Managers Division........................
  American Funds Growth Division........................
  Janus Growth Division.................................
  Davis Venture Value Division..........................
  Putnam Large Cap Growth Division......................
  MetLife Mid Cap Stock Index Division..................
  Neuberger Berman Partners Mid Cap Value Division......
  Harris Oakmark Mid Cap Value Division.................
  MFS Mid Cap Growth Division...........................
  Janus Mid Cap Division................................
  Calvert Social Mid Cap Growth.........................
  State Street Research Aggressive Growth Division......
  Loomis Sayles High Yield Bond Division................
  Russell 2000(R) Index Division........................
  T. Rowe Price Small Cap Growth Division...............
  Loomis Sayles Small Cap Division......................
  State Street Research Aurora Small Cap Value
   Division.............................................
  Franklin Templeton Small Cap Growth Division..........
  PIMCO Innovation Division.............................
  Scudder Global Equity Division........................
  Morgan Stanley EAFE(R) Index Division.................
  MFS Research International Division...................
  Putnam International Stock Division...................
  American Funds Global Small Capitalization Division...

  TABLE OF EXPENSES


 /1/There are times when the withdrawal charge does not apply to amounts that are withdrawn from a Deferred Annuity. After the first Contract Year, each year you may withdraw up to 10% of your Account Balance without a withdrawal charge. These withdrawals are made on a non-cumulative basis.

 /2/We reserve the right to limit transfers as described later in this Prospectus.

 /3/You pay the Separate Account charge with the standard death benefit for your class of the Deferred Annuity if you are in the pay-out phase of your contract.

 /4/This fee may be waived under certain
    circumstances. This fee is waived if you have made purchase payments during the past 12 months that are at least $2,000 or if your Account Balance is at least $25,000. Regardless of the amount of your Account Balance, the entire fee will be deducted on a pro rata basis (determined based upon the number of complete months that have elapsed since the prior Contract Anniversary) if you take a total withdrawal of your Account Balance. This fee will not be deducted if you are on medical leave approved by your employer or called to active armed service duty at the time the fee is to be deducted and your employer has informed us of your status. During the pay-out phase we reserve the right to deduct this fee.

 /5/The charge for the Guaranteed Minimum Income
    Benefit is a percentage of your guaranteed minimum income base, as defined later in the Prospectus, and is deducted at the end of each Contract Year by withdrawing amounts on a pro-rata basis from your Fixed Account Balance and your Separate
    Account Balance. (We take amounts from the Separate Account by cancelling accumulation units.) You do not pay this charge once you are in the pay-out phase of your contract.

 /6/Each Portfolio's management fee decreases when its assets grow to certain dollar amounts. The "break point" dollar amounts at which the management fee declines are more fully explained in the prospectus and SAI for each respective fund.

 /7/The Metropolitan Fund directed certain portfolio trades to brokers who paid a portion of the Fund's expenses. In addition, the Fund has entered into arrangements with its custodian whereby credits realized as a result of this practice were used to reduce a portion of each participating Portfolio's custodian fees. The expense information for the Metropolitan Fund Portfolios does not reflect these reductions or credits.

 /8/These Portfolios began operating on November 9,
    1998. MetLife Advisers, LLC ("MetLife Advisers") pays all expenses in excess of .30% and .40% of the average net assets for the Russell 2000(R)
    Index Portfolio and the Morgan Stanley EAFE(R)
    Index Portfolio, respectively, until each
    Portfolio's assets reach $200 million, or through April 30, 2002, whichever comes first. Expenses exclude management fees, brokerage commissions, taxes, interest and extraordinary or nonrecurring expenses and 12b-1 Plan fees (hereafter
    "Expenses"). These arrangements are voluntary and may be terminated by MetLife Advisers at any time upon notice to the Metropolitan Fund's Board of Directors and its shareholders.

 /9/The "Other Expenses Before Reimbursement" for these Portfolios assumes no reduction of expenses of any kind. The "Total Expenses After
   Reimbursement" information for these Portfolios reflects expenses as if the expense reimbursement will be in effect for the entire current year. The effect of such reimbursements is that performance results are increased.

 /10/MetLife Mid Cap Stock Index and State Street
    Research Aurora Small Cap Value Portfolios began operating on July 5, 2000. Putnam Large Cap Growth
    Portfolio began operating on May 1, 2000 and became available under the Deferred Annuities on July 5, 2000. MetLife Advisers will pay all
    Expenses in excess of .20% of the average net assets for each of these Portfolios until each Portfolio's total assets reach $100 million, or through April 30, 2002, for the Putnam Large Cap
    Growth and State Street Research Aurora Small Cap
    Value Portfolios, and through June 30, 2002, for the MetLife Mid Cap Stock Index Portfolio, whichever comes first. MetLife Advisers will continue to pay the Expenses of the MetLife Mid
    Cap Stock Index and State Street Research Aurora
    Small Cap Value Portfolios through April 30, 2002, irrespective of the total net assets of each Portfolio. These arrangements are voluntary and may be terminated by MetLife Advisers at any time upon notice to the Metropolitan Fund's Board of Directors and its shareholders. The "Other
    Expenses Before Reimbursement" information for the Putnam Large Cap Growth Portfolio assumes no reduction of Expenses of any kind. The "Other
    Expenses Before Reimbursement" for the MetLife Mid
    Cap Stock Index and State Street Research Aurora
    Small Cap Value Portfolios reflects an estimate of Expenses for calendar year 2001. The "Total
    Expenses After Reimbursement" for all Portfolios reflects Expenses as if the Expense reimbursement will be in effect for the entire current year. The effect of such reimbursement is that performance results are increased.

 /11/This Portfolio has entered into arrangements with certain brokers who paid a portion of the Portfolio's expenses. The expense information for the Portfolio does not reflect these reductions.

 /12/Met Investors Advisory Corp. and Met Investors
    Fund have entered into an Expense Limitation
    Agreement whereby, for a period of at least one year from commencement of operations (February 12, 2001), the total of management fees and other expenses (excluding 12b-1 Plan fees) of certain
    Portfolios will not exceed, in any year in which the Agreement is in effect, the following percentages: .65% for the PIMCO Total Return
    Portfolio, 1.10% for the PIMCO Innovation
    Portfolio, .80% for the MFS Mid Cap Growth
    Portfolio and 1.00% for the MFS Research
    International Portfolio. Under certain
    circumstances, any fees waived or expenses reimbursed by the investment manager may, with the approval of the Fund's Board of Trustees, be repaid to the investment manager.

     The "Total Expenses Before Waiver and
     Reimbursement" assumes no reduction of expenses of any kind. The amounts shown above under "Other
     Expenses After Reimbursement" are an estimate of what the expenses will be for the period ending
     December 31, 2001, after expense reimbursement.
     The effect of such waiver and reimbursement is that performance results are increased. Absent these expense reimbursement arrangements, the total annual portfolio expenses for the year ending December 31, 2001 are estimated to be:
     1.61% for the PIMCO Innovation Portfolio, .98% for the MFS Mid Cap Growth Portfolio, 1.24% for the MFS Research International Portfolio and .89% for the PIMCO Total Return Portfolio.

 /13/Pursuant to an Expense Agreement, MetLife
    Advisers has agreed to pay the operating expenses
    of the Class    shares of these Portfolios
    (exclusive of any brokerage costs, interest, taxes or extraordinary expenses) in excess of 1.05% of average net assets for all of these Portfolios
    (except Salomon Brothers U.S. Government which is
    0.85% and Loomis Sayles Small Cap which is 1.15% of average net assets) subject to the obligation of each Portfolio to repay MetLife Advisers such expenses in future years, if any, when the Portfolio's expenses fall below that percentage.
    However, no Portfolio is obligated to repay any expenses paid by MetLife Advisers more than two years after the end of the fiscal year in which such expenses were incurred (three years for the MFS Investors Trust and the MFS Research Managers
    Portfolios). This arrangement may be terminated at any time.

 /14/MetLife Advisers has voluntarily agreed to waive or pay all expenses (other than brokerage commissions, taxes, interest and any extraordinary or nonrecurring expenses) for the Janus Growth and the Franklin Templeton Small Cap
     Growth Portfolios greater than 1.10% and 1.20%, respectively, of average net assets through April
     30, 2002. Such subsidy is subject to each Portfolio's obligation to repay MetLife Advisers in future years, if any, when the Portfolio's total operating expenses fall below the stated expense limit of 1.10% and 1.20%, respectively.
     Such deferred expenses may be charged to the applicable Portfolio in a subsequent year to the extent that the charge does not cause the total operating expenses in such subsequent year to exceed the expense limits of 1.10% and 1.20%, respectively. The applicable Portfolio, however, is not obligated to repay any expense paid by MetLife Advisers more than three years after the end of the fiscal year in which such expense was incurred. The information in the table is an estimate of first year expenses.

 /15/Each of the Metropolitan Fund, Zenith Fund, the
     Calvert Fund, Met Investors Fund and American
     Fund has adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940.
     The Distribution Plan is described in more detail in each Fund's prospectus. We are paid the Rule
     12b-1 fee.

 /16/These examples assume no withdrawal charges are applicable. In order to make this assumption for a pay-out option under your Deferred Annuity, we also assumed that you selected an income payment type under which you will receive payments over your lifetime.

 /17/Since Class    shares of the Metropolitan Fund
     and Zenith Fund did not exist as of December 31, 2000, "Other Expenses Before Reimbursement",
     "Total Expenses Before Reimbursement",
     "Reimbursement" and "Total Expenses After
     Reimbursement" reflect the actual expenses for the Class A shares of both funds for the fiscal year ending December 31, 2000.

 /18/These Portfolios have offset arrangements with their custodian's bank whereby the custodian's and transfer agent's fees may be paid indirectly by credits earned on the Portfolios cash to reduce the Portfolios' expenses. The expense information for these Portfolios does not reflect these reductions or credits.

[GRAPHIC]


MetLife

Metropolitan Life Insurance Company ("MetLife") is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. Our main office is located at One Madison Avenue, New York, New York 10010. MetLife was formed under the laws of New York State in 1868. Headquartered in New York City, we are a leading provider of insurance and financial services to a broad spectrum of individual and group customers. MetLife, Inc. through its subsidiaries and affiliates, provides individual insurance and investment products to approximately 9 million households in the United States and corporations and other institutions with 33 million employees and members. It also has international insurance operations in 13 countries.

Metropolitan Life

Separate Account E

We established Metropolitan Life Separate Account E on September 27, 1983. The purpose of the Separate Account is to hold the variable assets that underlie the MetLife Tax Exempt/Governmental I Variable Annuity Contracts and some other variable annuity contracts we issue. We have registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

The Separate Account's assets are solely for the benefit of those who invest in the Separate Account and no one else, including our creditors. We are obligated to pay all money we owe under the Deferred Annuities even if that amount exceeds the assets in the Separate Account. The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. All the income, gains, and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts issued from this Separate Account without regard to our other business.

[GRAPHIC]



Variable Annuities

A Deferred Annuity consists of two phases: the accumulation or "pay-in" phase and the income or "pay-out" phase.

This Prospectus describes a type of variable annuity, a Deferred Annuity. These annuities are "variable" because the value of your account or income payment varies based on the investment performance of the investment divisions you choose. In short, the value of your Deferred Annuity and your income payments under a variable pay-out option of your Deferred Annuity may go up or down. Since the investment performance is not guaranteed, your money is at risk. The degree of risk will depend on the investment divisions you select. The Accumulation Unit Value or Annuity Unit Value for each investment division rises or falls based on the investment performance (or "experience") of the Portfolio with the same name. MetLife and its affiliates also offer other annuities not described in this Prospectus.

The Deferred Annuities have a fixed interest rate option called the "Fixed Account." With the Fixed Account, your money earns a rate of interest that we guarantee. The variable pay-out options under the Deferred Annuities have a fixed payment option called the "Fixed Income Option." Under the Fixed Income Option, we guarantee the amount of your fixed income payments. These fixed options are not described in this Prospectus although we occasionally refer to them.

The Deferred Annuity

You accumulate money in your account during the pay-in phase by making one or more purchase payments. MetLife will hold your money and credit investment returns as long as the money remains in your account.

All TSAs, 403(a) and 457(b) plans, receive tax deferral under the Internal Revenue Code. There are no additional tax benefits from funding these plans with a Deferred Annuity. Therefore, there should be reasons other than tax deferral for acquiring the Deferred Annuity, such as the availability of a guaranteed income for life, the death benefits or the other optional benefits available under this Deferred Annuity.

The pay-out phase begins when you either take all of your money out of the account or elect to have us pay you "income" payments using the money in your account. The number and the amount of the income payments you receive will depend on such things as the type of pay-out option you choose, your investment choices, and the amount used to provide your income payments. Because Deferred Annuities offer the insurance benefit of income payment options, including our guarantee of income for your lifetime, they are "annuities."

The Deferred Annuity is offered in several variations, which we call "classes." Each class offers you the ability to choose certain features common to all of the Deferred Annuities. Your employer may restrict the availability of certain classes in 403(a) and 403(b) plans where participants are not issued certificates. Each has its own Separate Account charge and applicable withdrawal charge (except C Class which has no withdrawal charges). The Deferred Annuity also offers you the opportunity to choose optional benefits,

[GRAPHIC]

each for a charge in addition to the Separate Account charge with the standard death benefit for that class. If you purchase the optional death benefit you receive the optional benefit in place of the standard death benefit. In deciding what class of the Deferred Annuity to purchase, you should consider the amount of Separate Account and withdrawal charges you are willing to bear relative to your needs. In deciding whether to purchase the optional benefits, you should consider the desirability of the benefit relative to its additional cost and to your needs. Unless you tell us otherwise, we will assume that you are purchasing the B Class Deferred Annuity with the standard death benefit and no optional benefits. These optional benefits are:

[_] an Annual Step-Up Death Benefit; and

[_] a Guaranteed Minimum Income Benefit.

Each of these optional benefits is described in more detail later in this Prospectus. Optional benefits may not be available in all states.

Classes of the Deferred Annuity

B Class

The B Class has a 1.15% annual Separate Account charge and a declining twelve year withdrawal charge on the amount withdrawn. If you choose the optional death benefit, the Separate Account charge would be 1.25%.

You may only receive the 3% credit if you are less than 66 years old at issue. During the first two Contract Years, we currently credit 3% to each of your purchase payments which consist of money transferred from an investment vehicle that was not sold by MetLife or one of its affiliates. The credit may not be available in all states. This credit will be applied pro-rata to the Fixed Account and the investment divisions of the Separate Account based upon your allocation for your purchase payments.

Any 3% credit does not become yours until after the "free look" period; we retrieve it if you exercise the "free look". We then will refund either your purchase payments or Account Balance, depending upon your state law. In the case of a refund of Account Balance, the amount will be increased by any investment performance on amounts attributable to the 3% credit. If there have been any losses from the investment performance on the amounts attributable to the 3% credit, we will bear that loss.

C Class

The C Class has a 1.45% annual Separate Account charge and no withdrawal charge. If you choose the optional death benefit, the Separate Account charge would be 1.55%.

L Class

The L Class has a 1.30% annual Separate Account charge and a declining seven year withdrawal charge on the amount withdrawn. If you choose the optional death benefit, the Separate Account charge would be 1.40%.

During the first two Contract Years, we currently credit 3% to each of your purchase payments which consist of money transferred from another investment vehicle that was not sold by MetLife or one of its affiliates. The credit may not be available in all states. The credit will be applied pro-rata to the Fixed Account and the investment divisions of the Separate Account based upon your allocation for your purchase payments. You may only receive the 3% credit if you are less than 66 years old at issue.

Any 3% credit does not become yours until after the "free look" period; we retrieve it if you exercise the "free look". We then will refund either your purchase payments or Account Balance, depending upon your state law. In the case of a refund of Account Balance, the amount will be increased by any investment performance on amounts attributable to the 3% credit. If there have been any losses from the investment performance on the amounts attributable to the 3% credit, we will bear that loss.

Your Investment Choices

The Metropolitan Fund, the Zenith Fund, the Calvert Fund, the Met Investors Fund and the American Fund and each of their Portfolios are more fully described in their respective prospectuses and SAIs. The SAIs are available upon your request. The Metropolitan Fund, the Zenith Fund, the Calvert Fund, the Met Investors Fund and the American Fund prospectuses are attached at the end of this Prospectus. You should read these prospectuses carefully before The investment divisions generally offer the opportunity for greater returns over the long term than our guaranteed fixed rate option.

The degree of investment risk you assume will depend on the investment divisions you choose. We have listed your choices in the approximate order of risk from the most conservative to the most aggressive.

While the investment divisions and their comparably named Portfolios may have names, investment objectives and management which are identical or similar to publicly available mutual funds, these investment divisions and Portfolios are not those mutual funds. The portfolios most likely will not have the same performance experience as any publicly available mutual fund.

                                   [GRAPHIC]

 Salomon Brothers
 U.S. Government
 Portfolio
 Lehman Brothers(R)
 Aggregate Bond
 Index Portfolio
 State Street
 Research Income
 Portfolio
 PIMCO Total Return
 Portfolio
 Salomon Brothers
 Strategic Bond
 Opportunities
 Portfolio
 State Street
 Research
 Diversified
 Portfolio

 Calvert Social
 Balanced            Loomis Sayles
 MetLife Stock       High Yield Bond
 Index Portfolio     Portfolio
 American Funds      Russell 2000(R)
 Growth-Income       Index Portfolio
 Portfolio           T. Rowe Price
 Harris Oakmark      Small Cap Growth
 Large Cap Value     Portfolio
 Portfolio           Loomis Sayles
 T. Rowe Price       Small Cap
 Large Cap Growth    Portfolio
 Portfolio           State Street
 MFS Investors       Research Aurora
 Trust Portfolio     Small Cap Value
 State Street        Portfolio
 Research            Franklin
 Investment Trust    Templeton Small
 Portfolio           Cap Growth
 MFS Research        Portfolio
 Managers Portfolio  PIMCO Innovation
 American Funds      Portfolio
 Growth Portfolio    Scudder Global
 Janus Growth        Equity Portfolio
 Portfolio           Morgan Stanley
 Davis Venture       EAFE(R) Index
 Value Portfolio     Portfolio
 Putnam Large Cap    MFS Research
 Growth Portfolio    International
 MetLife Mid Cap     Portfolio
 Stock Index         Putnam
 Portfolio           International
 Neuberger Berman    Stock Portfolio
 Partners Mid Cap    American Funds
 Value Portfolio     Global Small
 Harris Oakmark Mid  Capitalization
 Cap Value           Portfolio
 Portfolio
 MFS Mid Cap Growth
 Portfolio
 Janus Mid Cap
 Portfolio
 Calvert Social Mid
 Cap Growth
 State Street
 Research
 Aggressive Growth
 Portfolio
making purchase payments to the investment divisions. The classes of shares available to the Deferred Annuities, Class B of the Metropolitan Fund, the
Zenith Fund and the Met Investors Fund, Class   of the Calvert Fund, and
Class 2 of the American Fund, each imposes a 12b-1 Plan fee.

The investment choices are listed in the approximate risk relationship among the available Portfolios. You should understand that each Portfolio incurs its own risk which will be dependent upon the investment decisions made by the respective Portfolio's investment manager. Furthermore, the name of a Portfolio may not be indicative of all the investments held by the Portfolio. The list is intended to be a guide. Please consult the appropriate Fund prospectus for more information regarding the investment objectives and investment practices of each Portfolio. Since your Account Balance or income payments are subject to the risks associated with investing in stocks and bonds, your Account Balance or variable income payments based on amounts allocated to the investment divisions may go down as well as up.

Some of the investment choices may not be available under the terms of your Deferred Annuity. Your contract or other correspondence we provide you will indicate the investment divisions that are available to you. Your investment choices may be limited because:

[_] Your employer, association or other group contract holder limits the number of available investment divisions.

[_]  We have restricted the available investment divisions.

The investment divisions buy and sell shares of corresponding mutual fund portfolios. These Portfolios, which are part of either the Metropolitan Fund, the Zenith Fund, the Calvert Fund, the Met Investors Fund or the American Fund, invest in stocks, bonds and other investments. All dividends declared by the Portfolios are earned by the Separate Account and are reinvested. Therefore, no dividends are distributed to you under the Deferred Annuities. You pay no transaction expenses (i.e., front-end or back-end sales load charges) as a result of the Separate Account's purchase or sale of these mutual fund shares. The Portfolios of the Metropolitan Fund, the Zenith Fund and the Met Investors Fund are available only by purchasing annuities and life insurance policies from MetLife or certain of its affiliated insurance companies and are never sold directly to the public. The Calvert Fund and American Fund Portfolios are made available by the Calvert Fund and the American Fund only through various insurance company annuities and life insurance policies.

The Metropolitan Fund, the Zenith Fund, the Calvert Fund, the Met Investors Fund and the American Fund are each "series" type funds registered with the Securities and Exchange Commission as an "open-end management investment company" under the Investment Company Act of 1940 (the "1940 Act"). A "series" fund means that each Portfolio is one of several available through the fund. Except for the Janus Mid Cap, the Calvert Social Balanced, the Calvert

Social Mid Cap Growth, the Harris Oakmark Mid Cap Value and the MFS Mid Cap Growth Portfolios, each Portfolio is "diversified" under the 1940 Act.

The Portfolios of the Metropolitan Fund and the Zenith Fund pay MetLife Advisers, LLC ("MetLife Advisers"), a MetLife affiliate, formerly known as New England Investment Management, LLC, a monthly fee for its services as their investment manager. The Portfolios of the Met Investors Fund pays Met Investors Advisory Corp., formerly known as Security First Investment Management Corporation, a monthly fee for its services as their investment manager. The Portfolios of the Calvert Fund pay Calvert Asset Management Company, Inc. a monthly fee for its services as its investment manager. The Portfolios of the American Fund pays Capital Research and Management Company a monthly fee for its services as their investment manager. These fees, as well as the operating expenses paid by each Portfolio, are described in the applicable prospectuses and SAIs for the Metropolitan Fund, the Zenith Fund, the Calvert Fund, the Met Investors Fund and the American Fund.

Deferred Annuities

These Deferred Annuities are issued to a group. You are then a participant under the group's Deferred Annuity.

We created these investment strategies to help you manage your money. You decide if one is appropriate for you, based upon your risk tolerance and savings goals.

This Prospectus describes the following Deferred Annuities under which you can accumulate money:


  [_]  TSA (Tax Sheltered Annuities)

  [_]  457(b) (Plans under 457(b))

  [_] 403(a) (Qualified annuity plans under 403(a))

[GRAPHIC]

Deferred Annuities may be issued to a bank that does nothing but hold them as a contractholder.

The Deferred Annuity and Your Retirement Plan

If you participate through a retirement plan or other group arrangement, the Deferred Annuity may provide that all or some of your rights or choices as described in this Prospectus are subject to the plan's terms. For example, limitations on your rights may apply to investment choices, automated investments strategies, purchase payments, withdrawals, transfers, loans, the death benefit and pay-out options.

The Deferred Annuity may provide that a plan administrative fee will be paid by making a withdrawal from your Account Balance. We may rely on your employer's or plan administrator's statements to us as the terms of the plan or your entitlement to any amounts. We are not a party to your employer's retirement plan. We will not be responsible for determining what your plan says. You should consult the Deferred Annuity contract and plan document to see how you may be affected. If you are a Texas Optional Retirement Program participant, please see Appendix II for specific information which applies to you.

Automated Investment Strategies

There are four automated investment strategies available to you. These are available to you without any additional charges. In 403(a) and 403(b) plans where participants are not issued certificates, the automated investment strategies may not be available. Please consult your plan. As with any investment program, none of them can guarantee a gain--you can lose money. We may modify or terminate any of the strategies at any time. You may have only one strategy in effect at a time.

[GRAPHIC]

The Equity Generator(SM): An amount equal to the interest earned in the Fixed Account is transferred monthly to any one investment division based on your selection. If your Fixed Account balance at the time of a scheduled transfer is zero, this strategy is automatically discontinued.

[GRAPHIC]

The Rebalancer(SM): You select a specific asset allocation for your entire Account Balance from among the investment divisions and the Fixed Account. Each quarter we transfer amounts among these options to bring the percentage of your Account Balance in each option back to your original allocation. In the future, we may permit you to allocate less than 100% of your Account Balance to this strategy.

[GRAPHIC]

The Index Selector(SM): You may select one of five asset allocation models which are designed to correlate to various risk tolerance levels. Based on the model you choose, your entire Account Balance is allocated among the Lehman Brothers(R) Aggregate Bond Index, MetLife Stock Index, Morgan Stanley EAFE(R) Index, Russell 2000(R) Index and MetLife Mid Cap Stock Index investment divisions and the Fixed Account. Each quarter the percentage in each of these investment divisions and the Fixed Account is brought back to the selected model percentage by transferring amounts among the investment divisions and the Fixed Account.

In the future, we may permit you to allocate less than 100% of your Account Balance to this strategy. This strategy may experience more volatility than our other strategies. The models are subject to change from time to time. We provide the elements to formulate the models. We may rely on a third party for its expertise in creating appropriate allocations.
You may make purchase payments to your Deferred Annuity whenever you choose, up to age 90. However, Federal tax rules may limit the amount and frequency of your purchase payments.

[GRAPHIC]
The AllocatorSM: Each month a dollar amount you choose is transferred from the Fixed Account to any of the investment divisions you choose. You select the day of the month and the number of months over which the transfers will occur. A minimum periodic transfer of $50 is required. Once your Fixed Account Balance is exhausted, this strategy is automatically discontinued.

The Allocator and the Equity Generator are dollar cost averaging strategies. Dollar cost averaging involves investing at regular intervals of time. Since this involves continuously investing regardless of fluctuating prices, you should consider whether you wish to continue the strategy through periods of fluctuating prices.

Purchase Payments

You may make purchase payments to your Deferred Annuity whenever you choose, up to age 95 (90 in New York State). However, Federal tax rules may limit the amount and frequency of your purchase payments.

There is no minimum purchase payment. You may continue to make purchase payments while you receive Systematic Withdrawal Program payments, as described later in this Prospectus, unless your purchase payments are made through payroll deduction.

We will not issue the Deferred Annuity to you if you are age 80 or older. You will not receive the 3% credit associated with the B and L Classes unless you are less than 66 years old at date of issue. We will not accept your purchase payments if you are age 90 or older.

Allocation of Purchase Payments

You decide how your money is allocated among the Fixed Account and the investment divisions. You can change your allocations for future purchase payments. We will make allocation changes when we receive your request for a change. You may also specify an effective date for the change as long as it is within 30 days after we receive the request.

Limits on Purchase Payments

Your ability to make purchase payments may be limited by:

[_] Federal tax laws or regulatory requirements;

[_] Our right to limit the total of your purchase payments to $1,000,000;

[_] Our right to restrict purchase payments to the Fixed Account if (1) the interest rate we credit in the Fixed Account is equal to the guaranteed minimum rate; or (2) your Fixed Account Balance is equal to or exceeds our maximum for a Fixed Account allocation (e.g., $1,000,000).

[_] Participation in the Systematic Withdrawal Program (as described later);
    and

[_] If you should leave your job.

[GRAPHIC]

The Value of Your Investment

Accumulation Units are credited to you when you make purchase payments or transfers into an investment division. When you withdraw or transfer money from an investment division (as well as when we apply the Annual Contract Fee and the Guaranteed Minimum Income Benefit charge, if chosen as an optional benefit), accumulation units are liquidated. We determine the number of accumulation units by dividing the amount of your purchase payment, transfer or withdrawal by the Accumulation Unit Value on the date of the transaction.

This is how we calculate the Accumulation Unit Value for each investment division:

[_] First, we determine the change in investment performance (including any investment-related charge) for the underlying Portfolio from the previous trading day to the current trading day;

[_] Next, we subtract the daily equivalent of the Separate Account charge (for the class of the Deferred Annuity you have chosen, including any optional benefits) for each day since the last Accumulation Unit Value was calculated; and

[_] Finally, we multiply the previous Accumulation Unit Value by this result.

  Examples
  Calculating the Number of
  Accumulation Units

  Assume you make a purchase payment
  of $500 into one investment
  division and that investment
  division's Accumulation Unit Value
  is currently $10.00. You would be
  credited with 50 accumulation
  units.

       $500 = 50 accumulation units
       ----
        $10

  Calculating the Accumulation Unit
  Value

  Assume yesterday's Accumulation
  Unit Value was $10.00 and the
  number we calculate for today's
  investment experience (minus
  charges) for an underlying
  portfolio is 1.05. Today's
  Accumulation Unit Value is $10.50.
  The value of your $500 investment
  is then $525 (50 x $10.50 = $525).

    $10.00 x 1.05 = $10.50 is the new
         Accumulation Unit Value

  However, assume that today's
  investment experience (minus
  charges) is .95 instead of 1.05.
  Today's Accumulation Unit Value is
  $9.50. The value of your $500
  investment is then $475 (50 x $9.50
  = $475).

     $10.00 x .95 = $9.50 is the new
         Accumulation Unit Value

Transfer Privilege

You may transfer money within your contract. You will not incur current taxes on your earnings or any withdrawal charges as a result of transferring your money.

You may make tax-free transfers among investment divisions or between the investment divisions and the Fixed Account. For us to process a transfer, you must tell us:

[_] The percentage or dollar amount of the transfer;

[_] The investment divisions (or Fixed Account) from which you want the money to be transferred;

[_] The investment divisions (or Fixed Account) to which you want the money to be transferred; and

[_] Whether you intend to start, stop, modify or continue unchanged an automated investment strategy by making the transfer.

We reserve the right to restrict transfers to the Fixed Account if (1) the interest rate we credit in the Fixed Account is equal to the guaranteed minimum rate; or (2) your Fixed Account Balance is equal to or exceeds our maximum for Fixed Account allocations (e.g., $1,000,000).

Each Fund may restrict or refuse purchases or redemptions of shares in their Portfolios as a result of certain market timing activities. You should read the Fund prospectuses for more details.

The Deferred Annuity is not designed to permit market timing. Accordingly, we reserve the right to (1) defer the transfer privilege at any time that we are unable to purchase or redeem shares in the Portfolios, to the extent permitted by law; (2) limit the number of transfers you may make each Contract Year; (3) limit the dollar amount that may be transferred at any one time; (4) charge a transfer fee; and (5) impose limitations and modifications where exercise of the transfer privilege creates or would create a disadvantage to other contract owners. Examples of these limitations or modifications include, but are not limited to: (1) imposing a minimum time period between each transfer; and (2) requiring a signed, written request to make the transfer. In addition, in accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time.

Your transfer request must be in good order and completed prior to the close of the Exchange on one of our business days if you want the transaction to take place on that day. All other transfer requests in good order will be processed our next business day.

We may require you to use our forms and maintain a minimum Account Balance (if the transfer is in connection with an automated investment strategy or if there is an outstanding loan from the Fixed Account).

[GRAPHIC]

Income taxes, tax penalties and withdrawal charges may apply to any withdrawal you make.

We will withdraw your systematic withdrawal program payments from the Fixed Account or investment divisions you select, either pro rata or in the proportions you request. Tax law generally prohibits withdrawals from TSA Deferred Annuities before you reach age 59-1/2.

If you elect to receive payments through this program, you must either be over 59-1/2 years old or have left your job. You are not eligible for systematic withdrawals if you have an outstanding loan.

Access To Your Money

You may withdraw either all or part of your Account Balance from the Deferred Annuity. Other than those made through the Systematic Withdrawal Program, withdrawals must be at least $500 or the Account Balance if less. If any withdrawal would decrease your Account Balance below $2,000, we may consider this a request for a full withdrawal. To process your request, we need the following information:

[_] The percentage or dollar amount of the withdrawal; and

[_] The investment divisions (or Fixed Account) from which you want the money to be withdrawn.

Your withdrawal may be subject to withdrawal charges.

Generally, if you request, we will make payments directly to other investments on a tax-free basis. You may only do so if all applicable tax and state regulatory requirements are met and we receive all information necessary for us to make the payment. We may require you to use our original forms.

Systematic Withdrawal Program

If we agree and if approved in your state, you may choose to automatically withdraw a specific dollar amount or a percentage of your Account Balance each Contract Year. This amount is then paid in equal portions throughout the Contract Year according to the time frame you select, e.g., monthly, quarterly, semi-annually or annually. Once the Systematic Withdrawal Program is initiated, the payments will automatically renew each Contract Year. Income taxes, tax penalties and withdrawal charges may apply to your withdrawals. Program payment amounts are subject to our required minimums. The Systematic Withdrawal Program is not available to the B and L Classes of the Deferred Annuities until the second Contract Year. The Systematic Withdrawal Program is not available in conjunction with any automated investment strategy.

If you elect to withdraw a dollar amount, we will pay you the same dollar amount each Contract Year. If you elect to withdraw a percentage of your Account Balance, each Contract Year we recalculate the amount you will receive based on your new Account Balance.

Calculating Your Payment Based on a Percentage Election for the First Contract Year You Elect the Systematic Withdrawal Program: If you choose to receive a percentage of your Account Balance, we will determine the amount payable on the date these payments begin. When you first elect the program, we will pay this amount over the remainder of the Contract Year. For example, if you select to receive payments on a monthly basis with the percentage of your Account Balance you request equaling $12,000, and there are six months left in the Contract Year, we will pay you $2,000 a month.

Calculating Your Payment for Subsequent Contract Years of the Systematic Withdrawal Program: For each subsequent year that your Systematic Withdrawal Program remains in effect, we will deduct from your

                                                                       [GRAPHIC]






If you would like to receive your systematic withdrawal payment on or about the first of the month, you should request that the payment date be the 20th day of the month.

Your Account Balance will be reduced by the amount of your systematic withdrawal payments and applicable withdrawal charges. Payments under this program are not the same as income payments you would receive from a Deferred Annuity pay- out option.

Deferred Annuity and pay you over the Contract Year either the amount that you chose or an amount equal to the percentage of your Account Balance you chose. For example, if you select to receive payments on a monthly basis, ask for a percentage and that percentage of your Account Balance equals $12,000 at the start of a Contract Year, we will pay you $1,000 a month.

If you do not provide us with your desired allocation, or there are insufficient amounts in the investment divisions or the Fixed Account that you selected, the payments will be taken out pro rata from the Fixed Account and any investment divisions in which you then have money.

Selecting a Payment date: You select a payment date which becomes the date we make the withdrawal. We must receive your request in good order at least 10 days prior to the selected payment date. If we do not receive your request in time, we will make the payment the following month on the date you selected. If you do not select a payment date, we will automatically begin systematic withdrawals within 30 days after we receive your request. Changes in the dollar amount, percentage or timing of the payments can be made once a year at the beginning of any Contract Year and one other time during the Contract Year. If you make any of these changes, we will treat your request as though you were starting a new Systematic Withdrawal Program. You may request to stop your Systematic Withdrawal Program at any time. We must receive any request in good order at least 30 days in advance.

Although we need your written authorization to begin this program, you may cancel this program at any time by telephone or by writing to us at your MetLife Administrative Office.

Systematic Withdrawal Program payments may be subject to a withdrawal charge unless an exception to this charge applies. For purposes of determining how much of the annual payment amount is exempt from this charge under the free withdrawal provision (discussed later), all payments from a Systematic Withdrawal Program in a Contract Year are characterized as a single lump sum withdrawal as of your first payment date in that Contract Year. When you first elect the program, we will calculate the percentage of your Account Balance your Systematic Withdrawal Program payment represents based on your Account Balance on the first Systematic Withdrawal Program payment date. For all subsequent Contract Years, we will calculate the percentage of your Account Balance your Systematic Withdrawal Program payment represents based on your Account Balance on the first Systematic Withdrawal Program payment date of that Contract Year. We will determine separately the withdrawal charge and any relevant factors (such as applicable exceptions) for each Systematic Withdrawal Program payment as of the date it is withdrawn from your Deferred Annuity.

In 403(a) and 403(b) plans where participants are not issued certificates the Systematic Withdrawal Program may not be available. Please consult your plan.

Participation in the Systematic Withdrawal Program is subject to our administrative procedures.

Minimum Distribution

In order for you to comply with certain tax law provisions, you may be required to take money out of your Deferred Annuity. Rather than receiving your minimum required distribution in one annual lump-sum payment, you may request that we pay it to you in installments throughout the calendar year. However, we may require that you maintain a certain Account Balance at the time you request these payments. You may not have a Systematic Withdrawal Program in effect if we pay your minimum required distribution in installments.


Charges

There are two types of charges you pay while you have money in an investment division:

[_] Separate Account charge, and

[_] Investment-related charge.

Separate Account Charge

Each class of the Deferred Annuity has a different Separate Account charge. You pay an annual Separate Account charge that, during the pay-in phase, will not exceed 1.15% for the B Class, 1.45% for the C Class and 1.30% for the L Class of the average value of the amounts in the investment divisions.

This charge pays us for the risk that you may live longer than we estimated. Then, we could be obligated to pay you more in payments from a pay-out option that we anticipated. Also, we bear the risk that the guaranteed death benefit we would pay should you die during your pay-in phase is larger than your Account Balance. This charge also includes the risk that our expenses in administering the Deferred Annuity may be greater than we estimated. The Separate Account charge also pays us for distribution costs to both our licensed salespersons and other broker-dealers.

The Separate Account charges you pay will not reduce the number of accumulation units credited to you. Instead, we deduct the charges each time we calculate the Accumulation Unit Value.

                                   [GRAPHIC]

The chart below summarizes the maximum Separate Account charge for each class of the Deferred Annuity with each death benefit prior to entering the pay-out phase of the contract.

                           Separate Account Charges*


                                B Class C Class L Class
                                ------- ------- -------
  Standard Death Benefit        1.15%    1.45%   1.30%
-------------------------------------------------------
  Annual Step-Up Death Benefit  1.25%    1.55%   1.40%

* We currently charge an additional Separate Account charge of 0.15% of average daily net assets in the American Fund Growth-Income, American Fund Growth and American Fund Global Small Capitalization investment divisions.

  We reserve the right to impose an increased Separate Account charge on investment divisions that we add to the contract in the future. The increase will not exceed the annual rate of 0.25% of average daily net assets in any such investment divisions.

Investment-Related Charge

This charge has two components. The first pays the investment managers for managing money in the Portfolios. The second consists of Portfolio operating expenses and 12b-1 Plan fees. The percentage you pay for the investment-related charge depends on which investment divisions you select. Each class of shares available to the Deferred Annuities has a 12b-1 Plan fee, which pays for distribution expenses. The class of shares available in the Metropolitan Fund, the Zenith Fund and the Met Investors Fund is Class B, which has a 0.25% 12b-1
Plan fee. Class 2 shares of the American Fund are available and Class   shares
of the Calvert Fund are available, which have a 0.35% 12b-1 Plan fee. Amounts for each investment division for the previous year are listed in the Table of Expenses.

Annual Contract Fee

There is a $30 Annual Contract Fee. This fee is waived if your purchase payments during the past 12 months are at least $2,000 or if your Account Balance is at least $25,000. It is deducted on a pro-rata basis from the investment divisions on the last business day prior to the Contract Anniversary. This fee will be waived if you are on medical leave approved by your employer or called to active armed service duty at the time the fee is to be deducted and your employer has informed us of your status. Regardless of the amount of your Account Balance, the entire fee will be deducted at the time of a total withdrawal of your Account Balance on a pro-rata basis (determined based upon the number of complete months that have elapsed since the prior Contract Anniversary). This charge pays us for our miscellaneous administrative costs. These costs which we incur include financial, actuarial, accounting and legal expenses.

Optional Guaranteed Minimum Income Benefit

The Guaranteed Minimum Income Benefit is available for an additional charge of 0.35% of the guaranteed minimum income base (as defined later in this Prospectus), deducted at the end of each Contract Year by withdrawing amounts on a pro-rata basis from your Fixed Account Balance and Separate Account Balance. We take amounts from the Separate Account by cancelling accumulation units.

Premium and Other Taxes

Some jurisdictions tax what are called "annuity considerations." These may apply to purchase payments, Account Balances and death benefits. In most jurisdictions, we currently do not deduct any money from purchase payments, Account Balances or death benefits to pay these taxes. Generally, our practice is to deduct money to pay premium taxes (also known as "annuity" taxes) only when you exercise a pay-out option. In certain jurisdictions, we may deduct money to pay premium taxes on lump sum withdrawals or when you exercise a pay-out option. We may deduct an amount to pay premium taxes some time in the future since the laws and the interpretation of the laws relating to annuities are subject to change.

Premium taxes, if applicable, currently range from .5% to 3.5% depending on the Deferred Annuity you purchase and your home state or jurisdiction. A chart in the Appendix shows the jurisdictions where premium taxes are charged and the amount of these taxes.

We also reserve the right to deduct from purchase payments, Account Balances, withdrawals or income payments, any taxes (including, but not limited to, premium taxes) paid by us to any government entity relating to the contracts. Examples of these taxes include, but are not limited to, generation skipping transfer tax or a similar excise tax under federal or state tax law which is imposed on payments we make to certain persons and income tax withholdings on withdrawals and income payments to the extent required by law. We will, at our sole discretion, determine when taxes relate to the contracts. We may, at our sole discretion, pay taxes when due and deduct that amount from the Account Balance at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date.

Withdrawal Charges

A withdrawal charge may apply if you make a withdrawal from your Deferred Annuity. There are no withdrawal charges for the C Class Deferred Annuity. The withdrawal charge will be determined separately for each investment division from which a withdrawal is made.

For a full withdrawal, we multiply the amount to which the withdrawal charge applies by the percentage shown, keep the result as a withdrawal charge and pay you the rest.

You will not pay a withdrawal charge if you have had an Account Balance for at least 12 years for the B Class contract, 7 years for the L Class contract. There is no withdrawal charge for the C Class contract.

For partial withdrawals, we multiply the amount to which the withdrawal charge applies by the percentage shown, keep the result as a withdrawal charge and pay you the rest. We will treat your request as a request for a full withdrawal if your Account Balance is not sufficient to pay both the requested withdrawal and the withdrawal charge, or if the withdrawal leaves an Account Balance that is less than the minimum required.

The withdrawal charge on the amount withdrawn for each class is as follows:


   If withdrawn during
   contract year             B CLASS C CLASS L CLASS
   -------------------       ------- ------- -------
   1........................     9%     None     9%
   2........................     9%              8%
   3........................     9%              7%
   4........................     9%              6%
   5........................     8%              5%
   6........................     7%              4%
   7........................     6%              2%
   8........................     5%              1%
   9........................     4%              0%
   10.......................     3%              0%
   11.......................     2%              0%
   12.......................     1%              0%
   Thereafter...............     0%              0%


The withdrawal charge reimburses us for our costs in selling the Deferred Annuities. We may use our profits (if any) from the Separate Account charge to pay for our costs to sell the Deferred Annuities which exceed the amount of withdrawal charges we collect.

When No Withdrawal Charge Applies


Withdrawal charges never apply to transfers among investment divisions, transfers to or from the Fixed Account or transfers from the Enhanced Dollar Cost Averaging Program.
In some cases, we will not charge you the withdrawal charge when you make a withdrawal. We may, however, ask you to prove that you meet any of the conditions listed below.

You do not pay a withdrawal charge:

[_] If you have a C Class Deferred Annuity.

[_] On transfers you make within your Deferred Annuity.

[_] On the amount surrendered after twelve Contract Years for the B Class and seven years for the L Class.

[_] If you choose payments over one or more lifetimes.

[_] If you die during the pay-in phase. Your beneficiary will receive the full death benefit without deduction.

   Withdrawal charges never apply to transfers among investment divisions or transfers to or from the Fixed Account.
                                                                       [GRAPHIC]

[_] After the first Contract Year, if you withdraw up to 10% of your total
    Account Balance, per Contract Year. This 10% total withdrawal may be taken in an unlimited number of partial withdrawals during that Contract Year. These withdrawals are made on a non-cumulative basis.

[_] If the withdrawal is required for you to avoid Federal income tax penalties or to satisfy Federal income tax rules concerning minimum distribution requirements that apply to your Deferred Annuity. For purposes of this exception, we assume that the Deferred Annuity is the only contract or funding vehicle from which distributions are required to be taken and we will ignore all other account balances.

[_] After the first Contract Year, if approved in your state, and your contract provides for this, to withdrawals to which a withdrawal charge would otherwise apply, if you as owner or participant under a contract:

  . have been a resident of certain nursing home facilities or a hospital for a minimum of 90 consecutive days or for a minimum total of 90 days where there is no more then a 6 month break in that residency and the residencies are for related causes, where you have exercised this right no later than 90 days of exiting the nursing home facility or hospital; or

  . are diagnosed with a terminal illness and not expected to live more than 12 months.

[_] After the first Contract Year, if approved in your state, and your contract provides for this, if you are disabled as defined in the Federal Social Security Act before attaining age 65 and if you have been the participant continuously since the issue of the contract.

[_] If you have transferred money from certain eligible MetLife contracts into the Deferred Annuity, and the withdrawal is of these transfer amounts and we agree. Any purchase payments made after the transfer are subject to the usual withdrawal charge schedule.

[_] If you retire after continuous participation in the contract for 5 Contract
    Years.

[_] If you leave your job with the employer you had at the time you purchased this annuity after continuous participation in the contract for 5 Contract Years.

[_] If you make a direct transfer to other investment vehicles we have pre-approved.

[_] For 403(a) and 403(b) plans where you do not receive a certificate:

  . if you suffer a financial hardship;

  . if you retire from your employer;

  . if you leave your job with the employer that bought the Deferred Annuity;

  . if you take a loan from your plan (subject to our approval).

                                                                       [GRAPHIC]

Free Look

You may cancel your Deferred Annuity within a certain time period. This is known as a "free look." Not all contracts issued are subject to free look provisions under state law. We must receive your request to cancel in writing. The number of days for this "free look" varies from state to state. The time period may also vary depending on your age and whether you purchased your Deferred Annuity from us directly, through the mail or with money from another annuity or life insurance policy. Depending on state law, we may refund all of your purchase payments or your Account Balance as of the date your properly completed refund request is received at your Administrative Office.

Any 3% credit from transfer purchase payments does not become yours until after the "free look" period; we retrieve it if you exercise the "free look". If your state requires us to refund your Account Balance, the amount refunded will be increased by any investment performance attributable to the 3% credit. If there are any losses from investment performance attributable to the 3% credit, we will bear that loss.

Death Benefit--Generally

One of the insurance guarantees we provide you under your Deferred Annuity is that your beneficiaries will be protected against market downturns. You name your beneficiary(ies).

We only pay the death benefit when we receive both proof of death and instructions for payment in good order.

Your beneficiary has the option to apply the death benefit less any applicable premium taxes to a pay-out option offered under your Deferred Annuity. Your beneficiary may, however, decide to take a lump sum payment.

If you are a non-natural person, then the life of the annuitant is the basis for determining the death benefit.

Where there are multiple beneficiaries, we will only value the death benefit as of the time the first beneficiary submits the necessary documentation in good order.

Any death benefit amounts attributable to any beneficiary which remain in the investment divisions are subject to investment risk.

For 457(b) plans and 403(a) and 403(b) plans where participants are not issued certificates, the employer or trustee receives the death benefit.

For the purposes of the following death benefit calculations, purchase payments increase the Account Balance on a dollar for dollar basis. Partial withdrawals and any outstanding loans, however, reduce Account Balance proportionately, that is, the percentage reduction is equal to the dollar amount of the withdrawal (plus applicable withdrawal charges and any outstanding loans) divided by the Account Balance immediately before the withdrawal.

Standard Death Benefit

If you die during the pay-in phase and you have not chosen the optional death benefit, the death benefit the beneficiary receives will be equal to the greatest of:

1.   Your Account Balance; or

2. Total purchase payments reduced proportionately by the percentage reduction in Account Balance attributable to each partial withdrawal and any outstanding loans.

                                    Example


                               Date               Amount
                         ---------------- ----------------------
  A   Initial Purchase      10/1/2000            $100,000
      Payment
----------------------------------------------------------------
  B   Account Balance       10/1/2001            $104,000
                         (First Contract
                           Anniversary)
----------------------------------------------------------------
  C   Death Benefit           As of              $104,000
                            10/1/2001     (= greater of A and B)
----------------------------------------------------------------
  D   Account Balance       10/1/2002            $90,000
                         (Second Contract
                           Anniversary)
----------------------------------------------------------------
  E   Death Benefit         10/1/2002            $100,000
                                          (= greater of A and D)
----------------------------------------------------------------
  F   Withdrawal            10/2/2002             $9,000
----------------------------------------------------------------
  G   Percentage            10/2/2002              10%
      Reduction in                               (= F/D)
      Account
      Balance
----------------------------------------------------------------
  H   Account Balance       10/2/2002            $81,000
      after Withdrawal                          (= D - F)
----------------------------------------------------------------
  I   Purchase                As of              $90,000
      Payments reduced      10/2/2002        [= A - (A X G)]
      for
      Withdrawal
----------------------------------------------------------------
  J   Death Benefit         10/2/2002            $90,000
                                          (= greater of H and I)
----------------------------------------------------------------

Notes to Example:

 Any withdrawal charge withdrawn from the Account Balance is included when determining the percentage of Account Balance withdrawn.

 Account Balances on 10/1/02 and 10/2/02 are assumed to be equal prior to the withdrawal.

[GRAPHIC]


Optional Benefits

Please note that the decision to purchase optional benefits is made at the time of application and is irrevocable. The optional benefit is in effect until it terminates. Please refer to the discussion concerning the possibility of certain Separate Account charges being treated as taxable distributions and other adverse tax consequences in the "Separate Account Charges" paragraphs in the Tax Section of this Prospectus. Please note further that, in the case of the optional death benefit and Guaranteed Minimum Income Benefit, the annual increase amount and highest Account Balance as of the applicable Contract Anniversary, is frozen at the Contract Anniversary immediately preceding your 81st birthday (unless you make additional purchase payments or subsequent partial withdrawals to determine the highest Account Balance). You continue to bear the costs of these optional benefits after that date before you enter the income or pay-out period. Optional benefits are available subject to state approval.

Annual Step-Up Death Benefit

You may purchase at application a death benefit that provides that the death benefit amount is equal to the greater of:

1. The Account Balance; or

2. Highest Account Balance as of each Contract Anniversary, determined as follows:

  .   At issue, the highest Account Balance is your initial purchase payment;

  . Increase the highest Account Balance by each subsequent purchase payment;

  . Reduce the highest Account Balance proportionately by the percentage reduction in Account Balance attributable to each subsequent partial withdrawal and any outstanding loans;

  . On each Contract Anniversary before your 81st birthday, compare the (1) then-highest Account Balance to the (2) current Account Balance and set the highest Account Balance equal to the greater of the two.

  . After the Contract Anniversary immediately preceding your 81st birthday, adjust the highest Account Balance only to:

   . Increase the highest Account Balance by each subsequent purchase payment or

   . Reduce the highest Account Balance proportionately by the percentage reduction in Account Balance attributable to each subsequent partial withdrawal and any outstanding loans.

The Annual Step-Up Death Benefit is available for an additional charge of 0.10% annually of the average daily value of the amount you have in the Separate Account.

                                 Example:

                                  Date                   Amount
                      ----------------------------- ----------------
  A  Initial Purchase           10/1/2000               $100,000
     Payment
--------------------------------------------------------------------
  B  Account Balance            10/1/2001               $104,000
                      (First Contract Anniversary)
--------------------------------------------------------------------
  C  Death Benefit           As of 10/1/2001            $104,000
     (Highest Account                                (= greater of A
     Balance)                                            and B)
--------------------------------------------------------------------
  D  Account Balance            10/1/2002               $ 90,000
                      (Second Contract Anniversary)
--------------------------------------------------------------------
  E  Death Benefit              10/1/2002               $104,000
     (Highest                                        (= greater of C
     Contract Year                                       and D)
     Anniversary)
--------------------------------------------------------------------
  F  Withdrawal                 10/2/2002               $  9,000
--------------------------------------------------------------------
  G  Percentage                 10/2/2002                  10%
     Reduction in
     Account Balance                                     (= F/D)
--------------------------------------------------------------------
  H  Account Balance            10/2/2002               $ 81,000
     after Withdrawal                                    (= D-F)
--------------------------------------------------------------------
  I  Highest Account         As of 10/2/2002            $ 93,600
     Balance reduced
     for Withdrawal                                    (=E-(EXG))
--------------------------------------------------------------------
  J  Death Benefit              10/2/2002               $ 93,600
                                                     (= greater of H
                                                         and I)

Notes to Example:

 Any withdrawal charge withdrawn from the Account Balance is included when determining the percentage of Account Balance withdrawn.

 The Account Balances on 10/1/02 and 10/2/02 are assumed to be equal prior to the withdrawal.

 The purchaser is age 60 at issue.

                                   [GRAPHIC]

Guaranteed Minimum Income Benefit (may also be known as the "Predictor" in our sales literature and advertising)

You may purchase this benefit at application (up to but not including age 76) which guarantees a stated income payment in the pay-out phase of your Deferred Annuity (a payment "floor"). You retain the ability to choose to receive income payments based upon the Account Balance of your Deferred Annuity rather than the guaranteed amount purchased under this benefit. This benefit is intended to protect you against poor investment performance.

This benefit may only be exercised by the owner no later than the Contract Anniversary immediately after the owner's 85th birthday, after a 10 year waiting period and then only within a 30 day period following the Contract Anniversary. Partial annuitization is not permitted under this optional benefit and no change in owners of the contract is permitted. Withdrawal charges are not waived if you exercise this option while withdrawal charges apply.

The only income types available with the purchase of this benefit are a Lifetime Income Annuity with a 10 Year Guarantee Period or a Lifetime Income Annuity for Two with a 10 Year Guarantee Period. If you decide to receive income payments under a Lifetime Income Annuity with a 10 year Guarantee Period after age 79, the 10 year guarantee is reduced as follows:

         Age at Pay- Out   Guarantee
          --------------------------
               80           9 years
          --------------------------
               81           8 years
          --------------------------
               82           7 years
          --------------------------
               83           6 years
          --------------------------
            84 and 85       5 years

The guaranteed minimum income base is equal to the greatest of:

1. The annual increase amount which is the sum total of each purchase payment accumulated at a rate of 6% a year, through the Contract Anniversary date immediately preceding your 81st birthday, reduced by the sum total of each withdrawal adjustment accumulated at the rate of 6% a year from the date of the withdrawal. The withdrawal adjustment is the annual increase amount immediately prior to the withdrawal multiplied by the percentage reduction in Account Balance attributable to the withdrawal, if total withdrawals in a Contract Year are more than 6% of the annual increase amount at the previous Contract Anniversary. If total withdrawals in a Contract Year are less than 6% of the annual increase amount at the previous Contract Anniversary, the withdrawal adjustment is the dollar amount of total partial withdrawals treated as a single withdrawal at the end of the Contract Year; or

2. Highest Account Balance as of each Contract Anniversary, determined as follows:

  .   At issue, the highest Account Balance is your initial purchase payment;

  . Increase the highest Account Balance by each subsequent purchase payment;

  . Reduce the highest Account Balance proportionately by the percentage reduction in Account Balance attributable to each subsequent partial withdrawal and any outstanding loans;

  . On each Contract Anniversary before your 81st birthday, compare the (1) then-highest Account Balance to the (2) current Account Balance and set the highest Account Balance equal to the greater of the two.

  . After the Contract Anniversary immediately preceding your 81st birthday, adjust the highest Account Balance only to:

   . Increase the highest Account Balance by each subsequent purchase payment or

   . Reduce the highest Account Balance proportionately by the percentage reduction in Account Balance attributable to each subsequent partial withdrawal and any outstanding loans.

This base is then applied to the annuity rates guaranteed in the Guaranteed Minimum Income Benefit rider. The rates used are the Annuity 2000 Mortality Table with a 7-year age setback, with interest of 2.5% per year. As with other pay-out types, the amount you receive as an income payment depends also on your age, sex and the income type you select.

For purposes of determining the highest Account Balance as of the applicable Contract Anniversary, purchase payments increase the Account Balance on a dollar for dollar basis. Partial withdrawals and any outstanding loans, however, reduce Account Balance proportionately, that is the percentage reduction is equal to the dollar amount of the withdrawal (plus applicable withdrawal charges), divided by the Account Balance immediately before the withdrawal.

This option will terminate:

1. The 30th day following the Contract Anniversary immediately after your 85th birthday;

2.  When you take a total withdrawal of your Account Balance;

3. When you elect to receive income payments under an income option and you are not eligible to exercise the Guaranteed Minimum Income Benefit option; or

4.  If you die or the annuitant dies (if you are not a natural person).

The Guaranteed Minimum Income Benefit is available for an additional charge of 0.35% of the guaranteed minimum income base, deducted at the end of each Contract Year, by withdrawing amounts on a pro-rata basis from your Fixed Account Balance and Separate Account Balance. (We take amounts from the Separate Account by cancelling accumulation units from your Separate Account.)

  Example:
(This calculation ignores the impact of highest Account Balance which could further increase the guaranteed minimum income base.)

  At issue, male, age 55
  Purchase Payment = $100,000.
  No additional purchase payments or
  partial withdrawals.
  Guaranteed minimum income base at
  age 65 =  $100,000X1.06/10/
   = $179,085 where 10 equals the
  number of years the purchase payment
  accumulates for purposes of
  calculating this benefit.

  Guaranteed minimum income
  floor = guaranteed minimum income
  base applied to the Guaranteed
  Minimum Income Benefit annuity
  table.

  Guaranteed Minimum Income Benefit
  annuity factor, male, age 65 = $4.40
  per month per $1,000 applied for
  lifetime income with 10 years
  guaranteed.

  $179,085 X $4.40 = $788 per month.
  $1,000

                             Guaranteed
                              Minimum
          (Male)    Age at     Income
         Issue Age Pay-Out     Floor
      ---------------------------------
            55       65        $  788
      ---------------------------------
                     70        $1,186
      ---------------------------------
                     75        $1,812

The above chart ignores the impact of premium and other taxes.

Pay-Out Options (or Income Options)

You may convert your Deferred Annuity into a regular stream of income after your "pay-in" or "accumulation" phase. When you select your pay-out option, you will be able to choose from the range of options we then have available. You have the flexibility to select a stream of income to meet your needs. If you decide you want a pay-out option, we withdraw some or all of your Account Balance
(less any premium taxes, applicable contract fees and any outstanding loans), then we apply the net amount to the option. You are not required to hold your Deferred Annuity for any minimum time period before you may annuitize. However, you may not be older than 95 years old (90 in New York State). You must convert at least $5,000 of your Account Balance to receive income payments.

When considering a pay-out option, you should think about whether you want:

[_] Payments guaranteed by us for the rest of your life (or for the rest of two lives) or the rest of your life (or for the rest of two lives) with a guaranteed period);

[_] A fixed dollar payment or a variable payment.

The pay-out phase is often referred to as either "annuitizing" your contract or taking an income annuity.

                                   [GRAPHIC]

You may choose the frequency of your income payments. For example, you may receive your payments on a monthly, quarterly, semiannual or annual basis.

Should our current rates for a fixed pay-out option for your class of the Deferred Annuity provide for greater payments than those quoted in your contract, we will use the current rates.

Your income option provides you with a regular stream of payments for either your lifetime or your lifetime with a guaranteed period.

Your income payment amount will depend upon your choices. For lifetime options, the age and sex of the measuring lives (annuitants) will also be considered. For example, if you select a pay-out option guaranteeing payments for your lifetime and your spouse's lifetime, your payments will typically be lower than if you select a pay-out option with payments over only your lifetime.

We do not guarantee that your variable payments will be a specific amount of money. You may choose to have a portion of the payment fixed and guaranteed under the Fixed Income Option.

Income Payment Types

Currently, we provide you with a wide variety of income payment types to suit a range of personal preferences.

 Many times, the Owner and the Annuitant are the same person.

There are three people who are involved in payments under your pay-out option:

[_] Owner: the person or entity which has all rights including the right to direct who receives payment.

[_] Annuitant: the natural person whose life is the measure for determining the duration and the dollar amount of payments. (You may be permitted to name a contingent annuitant whose life would be the measure for determining the duration and the dollar amount of payments if the annuitant has died before income payments have begun.)

[_] Beneficiary: the person who receives continuing payments or a lump sum payment, if any, if the owner dies.

When deciding how to receive income, consider:

   .  The amount of income you need;

   .  The amount you expect to receive from other sources;

   .  The growth potential of other investments; and

   .  How long you would like your income to be guaranteed.
                                   [GRAPHIC]
The following income payment types are currently available. We may make available other income payment types if you so request and we agree. We may limit income payment types offered to meet federal tax law requirements.

Lifetime Income Annuity: A variable income that is paid as long as the annuitant is living.

Lifetime Income Annuity with a Guarantee Period: A variable income that continues as long as the annuitant is living but is guaranteed to be paid for a number of years. If the annuitant dies before all of the guaranteed payments have been made, payments are made to the owner of the annuity (or the beneficiary, if the owner dies during the guarantee period) until the end of the guaranteed period. No payments are made once the guarantee period has expired and the annuitant is no longer living.


Lifetime Income Annuity for Two: A variable income that is paid as long as either of the two annuitants is living. After one annuitant dies, payments continue to be made as long as the other annuitant is living. In that event, payments may be the same as those made while both annuitants were living or may be a smaller percentage that is selected when the annuity is first converted to an income stream. No payments are made once both annuitants are no longer living.

Lifetime Income Annuity for Two with a Guarantee Period: A variable income that continues as long as either of the two annuitants is living but is guaranteed to be paid (unreduced by any percentage selected) for a number of years. If both annuitants die before all of the guaranteed payments have been made, payments are made to the owner of the annuity (or the beneficiary, if the owner dies during the guarantee period) until the end of the guaranteed period. If one annuitant dies after the guarantee period has expired, payments continue to be made as long as the other annuitant is living. In that event, payments may be the same as those made while both annuitants were living or may be a smaller percentage that is selected when the annuity is first converted to an income stream. No payments are made once the guarantee period has expired and both annuitants are no longer living.

Allocation


                                   [GRAPHIC]

You decide how your money is allocated among the Fixed Income Option and the investment divisions.

Minimum Size of Your Income Payment

Your initial income payment must be at least $100. If you live in Massachusetts, the initial income payment must be at least $20. This means that the amount used from a Deferred Annuity to provide a pay-out option must be large enough to produce this minimum initial income payment.

[GRAPHIC]

The Value of Your Income Payments

Annuity Units

Annuity units are credited to you when you first convert your Deferred Annuity into an income stream or transfer into an investment division during the pay-out phase. Before we determine the number of annuity units to credit to you, we reduce your Account Balance by any premium taxes and the Annual Contract Fee, if applicable. (The premium taxes and the Annual Contract Fee are not applied against transfers.) We then compute an initial income payment amount using the Assumed Investment Return ("AIR"), your income payment type and the age and sex of the measuring lives. We then divide the initial income payment (allocated to an investment division) by the Annuity Unit Value on the date of the transaction. The result is the number of annuity units credited for that investment division. The initial variable income payment is a hypothetical payment which is calculated based on the AIR. This initial variable income payment is used to establish the number of annuity units. It is not the amount of your actual first variable income payment unless your first income payment happens to be within 10 days after the date you convert your Deferred Annuity into an income stream. When you transfer money from an investment division, annuity units in that investment division are liquidated.

AIR

                 The AIR is stated in your contract and may range from 3% to 6%.

Your income payments are determined by using the AIR to benchmark the investment experience of the investment divisions you select. The AIR is stated in your contract and may range from 3% to 6%. The higher your AIR, the higher your initial variable income payment will be. Your next payments will increase in proportion to the amount the actual investment experience of your chosen investment divisions exceeds the AIR and Separate Account charges (the net investment return). Likewise, your payments will decrease to the extent the investment experience of your chosen investment divisions is less than the AIR and Separate Account charges. A lower AIR will result in a lower initial variable income payment, but subsequent variable income payments will increase more rapidly or decline more slowly than if you had a higher AIR as changes occur in the actual investment experience of the investment divisions.

The amount of each variable income payment is determined 10 days prior to your income payment date. If your first income payment is scheduled to be paid less than 10 days after you convert your Deferred Annuity to an income stream, then the amount of that payment will be determined on the date you convert your Deferred Annuity to a pay-out option.

Valuation

This is how we calculate the Annuity Unit Value for each investment division:

[_] First, we determine the change in investment experience (including any investment-related charge) for the underlying portfolio from the previous trading day to the current trading day;

[_] Next, we subtract the daily equivalent of the Separate Account charge for each day since the last day the Annuity Unit Value was calculated; the resulting number is the net investment return.

[_] Then, we multiply by an adjustment based on your AIR for each day since the last Annuity Unit Value was calculated; and

[_] Finally, we multiply the previous Annuity Unit Value by this result.

Transfer Privilege

                                   [GRAPHIC]

During the pay-out phase of the Deferred Annuity, you may make transfers among investment divisions or from the investment divisions to the Fixed Income Option. Once you transfer money into the Fixed Income Option, you may not later transfer it into an investment division. There is no withdrawal charge to make a transfer.

Once you transfer money into the Fixed Income Option you may not later transfer it into an investment division.

For us to process a transfer, you must tell us:

[_] The percentage or dollar amount of the transfer;

[_] The investment divisions (or Fixed Income Option) to which you want to transfer; and

[_] The investment division(s) from which you want to transfer.

We may require that you use our original forms to make transfers.

We reserve the right to restrict transfers to the Fixed Income Option (1) if the interest rate we credit in the Fixed Account is equal to the guaranteed minimum rate; or (2) your allocation and transfers to the Fixed Income Option is equal to or exceeds our maximum for Fixed Account (e.g., $1,000,000).

Each Fund may restrict or refuse purchases or redemptions of shares in their Portfolios as a result of certain market timing activities. You should read the Fund prospectuses for more details.

The income phase of the Deferred Annuity is not designed to permit market-timing. Accordingly, we reserve the right to (1) defer the transfer privilege at any time that we are unable to purchase or redeem shares in the Portfolios, to the extent permitted by law; (2) limit the number of transfers you may make each Contract Year; (3) limit the dollar amount that may be transferred at any one time; (4) charge a transfer fee; and (5) impose limitations and modifications where exercise of the transfer privilege creates or would create a disadvantage to other contract owners. Examples of these limitations or modifications include, but are not limited to: (1) imposing a minimum time period between each transfer; and (2) requiring a signed, written request to make the transfer. In addition, in accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time.

Your transfer request must be in good order and completed prior to the close of the Exchange on one of our business days if you want the transaction to take place on that day. All other transfer requests in good order will be processed our next business day.

Charges

You pay the standard death benefit Separate Account charge for your contract class during the pay-out phase of the Deferred Annuity. In addition, you pay the applicable investment-related charge during the pay-out phase of your Deferred Annuity. During the pay-out phase, we reserve the right to deduct the Annual Contract Fee. If we do so, it will be deducted pro-rata from each income payment.

      The Separate Account charges you pay will not reduce the number of annuity units credited to you. Instead, we deduct the charges when calculating the
                                                             Annuity Unit Value.

General Information

Administration

All transactions will be processed in the manner described below.

Purchase Payments

Send your purchase payments, by check or money order made payable to "MetLife," to your Administrative Office. (We reserve the right to receive purchase payments by other means acceptable to us.) We will provide you with all necessary forms. We must have all documents in good order to credit your purchase payments.

Purchase payments (including any portion of your Account Balance under a Deferred Annuity which you apply to a pay-out option) are effective and valued as of the close of the Exchange on the day we receive them in good order at your Administrative Office, except when they are received:

[_] On a day when the Accumulation Unit Value/Annuity Unit Value is not calculated, or

[_] After the close of the Exchange.

                                   [GRAPHIC]

Generally, your requests including all subsequent purchase payments are effective the day we receive them at your Administrative Office in good order.

In those cases, the purchase payments will be effective the next day the Accumulation Unit Value or Annuity Unit Value, as applicable, is calculated.

We reserve the right to credit your initial purchase payment to you within two days after its receipt at your Administrative Office. However, if you fill out our forms incorrectly or incompletely or other documentation is not completed properly or otherwise not in good order, we have up to five business days to credit the payment. If the problem cannot be resolved by the fifth business day, we will notify you and give you the reasons for the delay. At that time, you will be asked whether you agree to let us keep your money until the problem is resolved. If you do not agree or we cannot reach you by the fifth business day, your money will be returned.

Under certain group Deferred Annuities, your employer or the group in which you are a participant or member must identify you on their reports to us and tell us how your money should be allocated among the investment divisions and the Fixed Account.

Confirming Transactions

You will receive a written statement confirming that a transaction was recently completed. Certain transactions made on a periodic basis, such as, Systematic Withdrawal Program payments, and automated investment strategy transfers, may be confirmed quarterly. Salary reduction or deduction purchase payments under the TSA Deferred Annuity are confirmed quarterly. Unless you inform us of any errors within 60 days of receipt, we will consider these communications to be accurate and complete.

Processing Transactions

We permit you to request transactions by mail and telephone. We anticipate making Internet access available to you in the future. We may suspend or eliminate telephone or Internet privileges at any time, without prior notice. We reserve the right not to accept requests for transactions by facsimile. We reserve the right, in our sole discretion, to refuse, to impose modifications on or to limit any transaction request where the request would tend to disrupt contract administration or is not in the best interests of the contract holders or the Separate Account, including but not limited to, any transaction request that we believe in good faith constitutes market timing.

By Telephone or Internet

You may request a variety of transactions and obtain information by telephone 24 hours a day, 7 days a week, unless prohibited by state law or your employer. Likewise, in the future, you may be able to request a variety of transactions and obtain information through Internet access, unless prohibited by state law. Some of the information and transactions accessible to you include:

                                   [GRAPHIC]

You may authorize your sales representative to make transactions on your behalf. You must complete our form and we must agree.

[_] Account Balance

[_] Unit Values

[_] Current rates for the Fixed Account

[_] Transfers

[_] Changes to investment strategies

[_] Changes in the allocation of future purchase payments.

Your transaction must be in good order and completed prior to the close of the Exchange on one of our business days if you want the transaction to be valued and effective on that day. Transactions will not be valued and effective on a day when the Accumulation or Annuity Unit Value is not calculated or after the close of the Exchange. We will value and make effective these transactions on our next business day.

We have put into place (or may in the future put into place for Internet communications) reasonable security procedures to insure that instructions communicated by telephone or Internet are genuine. For example, all telephone calls are recorded. Also, you will be asked to provide some personal data prior to giving your instructions over the telephone or through the Internet. When someone contacts us by telephone or Internet and follows our security procedures, we will assume that you are authorizing us to act upon those instructions. Neither the Separate Account nor MetLife will be liable for any loss, expense or cost arising out of any requests that we or the Separate Account reasonably believe to be authentic. In the unlikely event that you have trouble reaching us, requests should be made in writing to your Administrative Office.

Response times for the telephone or Internet may vary due to a variety of factors, including volumes, market conditions and performance of the systems. We are not responsible or liable for:

[_] any inaccuracy, error, or delay in or omission of any information you transmit or deliver to us; or

[_] any loss or damage you may incur because of such inaccuracy, error, delay or omission; non-performance; or any interruption of information beyond our control.

After Your Death

If we are presented in good order with notification of your death before any requested transaction is completed (including transactions under automated investment strategies), we will cancel the request and pay your beneficiary the the death benefit instead. If you are receiving income payments, we will cancel the request and continue making payments to your beneficiary if your income type so provides. Or, depending on the income type, we may continue making payments to a joint annuitant.

Third Party Requests

Generally, we only accept requests for transactions or information from you, except those, we believe in good faith constitute market timing transactions. Therefore, we reserve the right not to process transactions requested on your behalf by your agent with a power of attorney or any other authorization. This includes processing transactions by an agent you designate, through a power of attorney or other authorization, who has the ability to control the amount and timing of transfers for a number of other contract owners, and who simultaneously makes the same request or series of requests on behalf of other contract owners; including those who engage in market timing transactions.

Valuation--Suspension of Payments

We separately determine the Accumulation Unit Value and Annuity Unit Value for each investment division once each day when the Exchange is open for trading. If permitted by law, we may change the period between calculations but we will give you 30 days notice.

When you request a transaction, we will process the transaction using the next available Accumulation Unit Value or Annuity Unit Value. Subject to our procedure, we will make withdrawals and transfers at a later date, if you request. If your withdrawal request is to elect a variable pay-out option under your Deferred Annuity, we base the number of annuity units you receive on the next available Annuity Unit Value.

We reserve the right to suspend or postpone payment for a withdrawal or transfer when:

[_] rules of the Securities and Exchange Commission so permit (trading on the Exchange is restricted, the Exchange is closed other than for customary weekend or holiday closings or an emergency exists which makes pricing or sale of securities not practicable); or

[_] during any other period when the Securities and Exchange Commission by order so permits.

Advertising Performance

                                   [GRAPHIC]

   All performance numbers are based upon historical earnings. These numbers are not intended to indicate future results.

We periodically advertise the performance of the investment divisions. You may get performance information from a variety of sources including your quarterly statements, your MetLife representative, the Internet, annual reports and semiannual reports.

We may state performance in terms of "yield," "change in Accumulation Unit Value/Annuity Unit Value," "average annual total return" or some combination of these terms.

Yield is the net income generated by an investment in a particular investment division for 30 days or a month. These figures are expressed as percentages. This percentage yield is compounded semiannually.

Change in Accumulation/Annuity Unit Value is calculated by determining the percentage change in the value of an accumulation (or annuity) unit for a certain period. These numbers may also be annualized. Change in Accumulation/Annuity Unit Value may be used to demonstrate performance for a hypothetical investment (such as $10,000) over a specified period. These performance numbers reflect the deduction of the Separate Account charges (with the optional death benefit) and the Annual Contract Fee; however, yield and change in Accumulation/Annuity Unit Value performance do not reflect the possible imposition of withdrawal charges and the charge for the Guaranteed Minimum Income Benefit. Withdrawal charges would reduce performance experience.

Average annual total return calculations reflect the Separate Account charge with the optional death benefit, the Annual Contract Fee and applicable withdrawal charges. These figures also assume a steady annual rate of return. They do not assume the charge for the Guaranteed Minimum Income Benefit.

Performance figures will vary among the various classes of the Deferred Annuities as a result of different Separate Account charges and withdrawal charges.

We may calculate performance for certain investment strategies including Equity Generator and each asset allocation model of the Index Selector. We calculate the performance as a percentage by presuming a certain dollar value at the beginning of a period and comparing this dollar value with the dollar value based on historical performance at the end of that period. We assume that the Separate Account charge reflects the optional death benefit. The information does not reflect the charge for the Guaranteed Minimum Income Benefit. This percentage return assumes that there have been no withdrawals or other unrelated transactions.

For purposes of presentation, we may assume that certain Deferred Annuities were in existence prior to their inception date. In these cases, we calculate performance based on the historical performance of the underlying Metropolitan Fund, Zenith Fund, Calvert Fund, Met Investors Fund and

American Fund Portfolios. We use the actual accumulation unit or annuity unit data after the inception date.

Past performance is no guarantee of future results.

We may demonstrate hypothetical future values of Account Balances over a specified period based on assumed rates of return (which will not exceed 12% and which will include an assumption of 0% as well) for the Portfolios. These presentations reflect the deduction of the Separate Account charge, the Annual Contract Fee, if any, and the average of investment-related charges for all Portfolios to depict investment-related charges.

We may demonstrate hypothetical future values of Account Balances for a specific Portfolio based upon the assumed rates of return previously described, the deduction of the Separate Account charge and the Annual Contract Fee, if any, and the investment-related charges for the specific Portfolio to depict investment-related charges.

We may demonstrate the hypothetical historical value of each optional benefit for a specified period based on historical net asset values of the Portfolios and the annuity purchase rate, if applicable, either for an individual for whom the illustration is to be produced or based upon certain assumed factors (e.g., male, age 65). These presentations reflect the deduction of the Separate Account charge and the Annual Contract Fee, if any, the investment-related charge and the charge for the optional benefit being illustrated.

We may demonstrate hypothetical future values of each optional benefit over a specified period based on assumed rates of return (which will not exceed 12% and which will include an assumption of 0% as well) for the Portfolios, the annuity purchase rate, if applicable, either for an individual for whom the illustration is to be produced or based upon certain assumed factors (e.g., male, age 65). These presentations reflect the deduction of the Separate Account charge and the Annual Contract Fee, if any, average of investment-related charges for all Portfolios to depict investment-related charges and the charge for the optional benefit being illustrated.

We may demonstrate hypothetical values of income payments over a specified period based on historical net asset values of the Portfolios and the applicable annuity purchase rate, either for an individual for whom the illustration is to be produced or based upon certain assumed factors (e.g., male, age 65). These presentations reflect the deduction of the Separate Account charge, the investment-related charge and the Annual Contract Fee, if any.

We may demonstrate hypothetical future values of income payments over a specified period based on assumed rates of return (which will not exceed 12% and which will include an assumption of 0% as well) for the Portfolios, the applicable annuity purchase rate, either for an individual for whom the illustration is to be produced or based upon certain assumed factors (e.g., male, age 65). These presentations reflect the deduction of the Separate Account charge, the Annual Contract Fee, if any, and the average of investment-related charges for all Portfolios to depict investment-related charges.

Any illustration should not be relied on as a guarantee of future results.

Changes to Your Deferred Annuity

We have the right to make certain changes to your Deferred Annuity, but only as permitted by law. We make changes when we think they would best serve the interest of annuity owners or would be appropriate in carrying out the purposes of the Deferred Annuity. If the law requires, we will also get your approval and the approval of any appropriate regulatory authorities. Examples of the changes we may make include:

[_] To operate the Separate Account in any form permitted by law.

[_] To take any action necessary to comply with or obtain and continue any exemptions under the law (including favorable treatment under the federal income tax laws).

[_] To transfer any assets in an investment division to another investment division, or to one or more separate accounts, or to our general account, or to add, combine or remove investment divisions in the Separate Account.

[_] To substitute for the Portfolio shares in any investment division, the shares of another class of the Metropolitan Fund, the Zenith Fund, the Calvert Fund, the Met Investors Fund or the shares of another investment company or any other investment permitted by law.

[_] To make any necessary technical changes in the Deferred Annuities in order to conform with any of the above-described actions.

If any changes result in a material change in the underlying investments of an investment division in which you have a balance, we will notify you of the change. You may then make a new choice of investment divisions. For Deferred Annuities issued in Pennsylvania, we will ask your approval before making any technical changes.

Voting Rights

Based on our current view of applicable law, you have voting interests under your Deferred Annuity concerning Metropolitan Fund, Zenith Fund, Calvert Fund, Met Investors Fund or American Fund proposals that are subject to a shareholder vote. Therefore, you are entitled to give us instructions for the number of shares which are deemed attributable to your Deferred Annuity.

We will vote the shares of each of the underlying Portfolios held by the Separate Account based on instructions we receive from those having a voting interest in the corresponding investment divisions. However, if the law or the interpretation of the law changes, we may decide to exercise the right to vote the Portfolio's shares based on our own judgment.

You will be entitled to give instructions regarding the votes attributable to your Deferred Annuity in your sole discretion.

For 403(a) and 403(b) plans where participants are not issued certificates, we will provide the employer with the number of copies of voting instructions soliciting materials that the employer requests so that your employer may furnish such materials to participants who may give the employer voting instructions. Neither the Separate Account nor MetLife has any duty to inquire as to the instructions received or the employer's authority to give instructions; thus, as far as the Separate Account, and any others having voting interest in respect of the Separate Account are concerned, such instructions are valid and effective.

There are certain circumstances under which we may disregard voting instructions. However, in this event, a summary of our action and the reasons for such action will appear in the next semiannual report. If we do not receive your voting instructions, we will vote your interest in the same proportion as represented by the votes we receive from other investors. Shares of the Metropolitan Fund, the Zenith Fund, the Calvert Fund, the Met Investors Fund or the American Fund that are owned by our general account or by any of our unregistered separate accounts will be voted in the same proportion as the aggregate of:

[_] The shares for which voting instructions are received, and

[_] The shares that are voted in proportion to such voting instructions.

However, if the law or the interpretation of the law changes, we may decide to exercise the right to vote the Portfolio's shares based on our judgment.

Who Sells the Deferred Annuities

                                   [GRAPHIC]

All Deferred Annuities are sold through our licensed sales representatives. We are registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934. We are also a member of the National Association of Securities Dealers, Inc. Deferred Annuities are also sold through other registered broker-dealers. They also may be sold through the mail or over the Internet.

The licensed sales representatives and broker-dealers who sell the annuities may be compensated for these sales by commissions that we pay. There is no front-end sales load deducted from purchase payments to pay sales commissions. The commissions we pay range from 0% to 9% (gross dealer concession). The commission we pay upon annuitization of the Deferred Annuity is 0% to 4.5%.

We also make payments to our licensed sales representatives based upon the total Account Balances of the Deferred Annuities assigned to the sales representative. Under this compensation program, we may pay an amount up to 1.00% of the total Account Balances of the Deferred Annuities and other annuity contracts, certain mutual fund account balances and cash values of certain life insurance policies. These asset based commissions compensate the sales representative for servicing the Deferred Annuities.

From time to time, MetLife may pay organizations or associations a fee, reimburse them for certain expenses, lease office space from them, purchase advertisements in their publications or enter into other such arrangements in connection with their endorsing or sponsoring MetLife's variable annuity contracts or services, for permitting MetLife to undertake certain marketing efforts with the organizations' members in connection with sales of MetLife variable annuities, or some combination thereof. Additionally, MetLife has retained consultants who are paid a fee for their efforts in establishing and maintaining relationships between MetLife and various organizations.

Financial Statements

The financial statements and related notes for the Separate Account and MetLife are in the SAI and are available from MetLife upon request. Deloitte & Touche, LLP, who are independent auditors, audit these financial statements.

Your Spouse's Rights

If you received your contract through a qualified retirement plan and your plan is subject to ERISA (the Employee Retirement Income Security Act of 1974) and you are married, the income payments, withdrawal and loan provisions, and methods of payment of the death benefit under your Deferred Annuity may be subject to your spouse's rights.

If your benefit is worth $5,000 or less, your plan may provide for distribution of your entire interest in a lump sum without your spouse's consent.

For details or advice on how the law applies to your circumstances, consult your tax advisor or attorney.

When We Can Cancel Your Deferred Annuity

We may cancel your Deferred Annuity only if we do not receive any purchase payments from you for 24 consecutive months (36 consecutive months in New York) and your Account Balance is less than $2,000. We will only do so to the extent allowed by law. If we do so, we will return the full Account Balance.

Income Taxes

The following information on taxes is a general discussion of the subject. It is not intended as tax advice. The Internal Revenue Code ("Code") is complex and subject to change regularly.

You should read the general provisions and any sections relating to your type of annuity to familiarize yourself with some of the tax rules for your particular contract. The SAI has additional tax information.

For purposes of this section, we address Deferred Annuities and income payments under the Deferred Annuities together.

Please note that the changes made by the Economic Growth and Tax Relief Reconciliation Act of 2001 (e.g., increased contribution limits for IRAs and qualified plans) are scheduled to sunset after 2010, unless Congress takes action in the interim.

Where otherwise permitted under the Deferred Annuities, the transfer of ownership of a Deferred Annuity, the designation (or change in the annuitant, beneficiary, etc.) of an annuitant, beneficiary or other payee, the exchange of a Deferred Annuity, or the receipt of a Deferred Annuity in an exchange, may result in income tax and other tax consequences, including estate tax, gift tax and generating skipping transfer tax, that are not discussed in this Prospectus. Please consult your tax adviser.

MetLife does not expect to incur Federal, state or local income taxes on the earnings or realize capital gains attributable to the Separate Account. However, if we do incur such taxes in the future, we reserve the right to charge amounts allocated to the Separate Account for these taxes.

General

Deferred annuities are a means of setting aside money for future needs--usually retirement. Congress recognizes how important saving for retirement is and has provided special rules in the Code.

Because these products are intended for retirement, if you make withdrawals before age 59 1/2 you may incur a tax penalty.

We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or ERISA.

The recently enacted Economic Growth and Tax Relief Reconciliation Act of 2001 has made certain changes to TSAs, 457(b) and 403(a) plans including:

[_] adding "catch-up" contributions for taxpayers age 50 and above; and

[_] adding expanded enhanced portability and tax free rollover opportunities.

[_] all these changes are scheduled to expire after 2010.

You should consult your tax adviser regarding these changes.

[GRAPHIC]

Consult your own tax advisor about your circumstances, any recent tax developments and the impact of state income taxation, (including conforming issue with the Economic Growth & Tax Relief Reconcilliation Act of 2001).

Simply stated, income tax rules for Deferred Annuities generally provide that earnings are not subject to tax until withdrawn. This is referred to as tax deferral.

                                                                       [GRAPHIC]

   Withdrawals and income payments are included in income except for the portion that represents a return of non-deductible purchase payments.

Purchase Payments

Generally, all purchase payments will be contributed on a "before-tax" basis. This means that the purchase payments either reduce your income, entitle you to a tax deduction or are not subject to current income tax.

Under some circumstances "after-tax" purchase payments can be made to certain annuities. These purchase payments do not reduce your taxable income or give you a tax deduction.

There are different annual purchase payments limits for the annuities offered in this prospectus. Purchase payments in excess of the limits may result in adverse tax consequences.

Your contract may accept certain direct transfers and rollovers from other qualified plan accounts and contracts which are not subject to the annual limitation on purchase payments.

Withdrawals and Income Payments

Because your purchase payments are generally on a before-tax basis, you generally pay income taxes on the full amount of money you withdraw as well as income earned under the contract.

If certain requirements are met, you may be able to transfer amounts in your contract to another eligible retirement plan or individual retirement account or annuity ("IRA"). Under a 457(b) plan of a tax-exempt employer which is not a state or local government, you can only transfer such amounts to another 457(b) plan. Starting in 2002 these portability rules have been significantly liberalized.

Please consult the action of the type of annuity you purchased to determine if these are restrictions on withdrawals.

Minimum Distribution Requirements

Generally, for TSA, 457(b) and 403(a) plans, you must begin receiving withdrawals from your contract by April 1 of the calendar year following the later of:

[_]The year you turn 70 1/2 or;

[_]Provided you do not own 5% or more of your employer, and to the extent permitted by your plan and contract, the year you retire.

Complex rules apply to timing and calculating these withdrawals. A tax penalty of 50% applies to withdrawals which should have been taken but were not.

It is not clear whether certain income payments under a variable annuity will satisfy this rule. Consult your tax advisor prior to choosing a pay-out option.

If you intend to receive your minimum distributions which are payable over the joint lives of you and a beneficiary who is not your spouse (or over a period not exceeding the joint life expectancy of you and your non-spousal beneficiary), be advised that Federal tax rules may require that payments be made over a shorter period or may require that payments to the beneficiary be reduced after your death to meet the minimum distribution incidental benefit rules and avoid the 50% excise tax. Please consult your tax advisor.

Please be advised that new proposed regulations were issued by the Internal Revenue Service regarding required minimum distribution in January 2001 and are generally effective in 2002.

Withdrawals Before Age 59 1/2

If you receive a taxable distribution from your Contract before you reach age 59 1/2, this amount may be subject to a 10% penalty tax in addition to ordinary income taxes. This generally does not apply to 457(b) annuities. However, it does apply to 457(b) plans of employers which are state or local governments, to the extent that the distribution is attributable to rollovers accepted from other types of eligible retirement plans.

As indicated in the chart below, some taxable distributions prior to age 59 1/2 are exempt from the penalty. Some of these exceptions include any amounts received:

                                         Type of Contract
                                         ------------------
                                          TSA      403(a)
                                         -------- ---------
  In a series of substantially equal
  payments made annually (or more
  frequently) for life or life
  expectancy (SEPP)                             x         x

  After you die                                 x         x

  After you become totally disabled (as
  defined in the Code)                          x         x

  To pay deductible medical expenses            x         x

  After separation from service if you
  are over 55                                   x         x

  After December 31, 1999 for IRS
  levies                                        x         x


Systematic Withdrawal Program or Income Options for Substantially Equal Periodic Payments (SEPP)

If you are considering using the Systematic Withdrawal Program or selecting an income option for the purpose of meeting the SEPP exception to the 10% tax penalty, consult with your tax advisor. It is not clear whether certain withdrawals or income payments under a variable annuity will satisfy the SEPP exception.

If you receive systematic payments that you intend to qualify for the SEPP exception, any modifications to your payment before age 59 1/2 or within five years after beginning SEPP payments, whichever is later, will generally result in the retroactive imposition of the 10% penalty tax with interest.

Mandatory 20% Withholding (Except 457(b) Plans of Tax Exempt Employers)

We are required to withhold 20% of the taxable portion of your withdrawal that constitutes an "eligible rollover distribution" for Federal income taxes. This rule does not apply to 457(b) contracts issued to tax-exempt employers which are not state or local governments. We are not required to withhold this money if you direct us, the trustee or the custodian of the plan to directly rollover your eligible rollover distribution to a traditional IRA or another eligible retirement plan.

Generally, an "eligible rollover distribution" is any taxable amount you receive from your contract. (In certain cases, after-tax amounts may also be considered eligible rollover distributions.) However, it does not include taxable distributions that are:

[_]A series of substantially equal payments made at least annually for:

..  Your life or life expectancy

..  Both you and your beneficiary's lives or life expectancies

..  A specified period of 10 years or more

[_]Withdrawals to satisfy minimum distribution requirements

[_] Certain withdrawals on account of financial hardship

Other exceptions to the definition of eligible rollover distribution may exist.

For taxable withdrawals that are not "eligible rollover distributions," the Code requires different withholding rules. The withholding amounts are determined at the time of payment. In certain instances, you may elect out of these withholding requirements.

You may be subject to the 10% penalty tax if you withdraw taxable money before you turn age 59 1/2.

After Death

The death benefit is generally taxable to the recipient in the same manner as if paid to the owner (under the rules for withdrawals or income payments, whichever is applicable).

If you die before required minimum distribution withdrawals have begun, we must make payment of any remaining interest in the Contract by December 31st of the year that is the fifth anniversary of your death or begin payments over a period and in a manner allowed by the Code to your beneficiary by December 31st of the year after your death.

If your spouse is your beneficiary and if your Contract permits, your spouse may delay the start of distributions until December 31st of the year in which you would have reached age 70 1/2. Your spouse beneficiary may also be able to rollover the proceeds into another eligible retirement plan participates as permitted under the tax law.

If you die after required withdrawals begin, payments of your entire remaining interest must be made in a manner and over a period as provided under the Code and applicable income tax regulations.

Separate Account Charges

Certain death benefits may be considered incidental benefits under a tax-qualified plan, which are limited under the Code. Failure to satisfy these limitations may have adverse tax consequences to the plan and to the participant. Additionally, the charges for such death benefits may be considered a taxable distribution. Consult your tax advisor.

TSA Annuities

General

TSAs fall under (S)403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under (S)501(c)(3) of the Code.

Your Deferred Annuity is not forfeitable (e.g., not subject to claims of your creditors) and you may not transfer it to someone else.

Withdrawals

If you are under 59 1/2, you cannot withdraw money from your Contract unless the withdrawal:

[_]Relates to purchase payments made prior to 1989 (and pre-1989 earnings on those purchase payments).

[_]Is directly transferred to other (S)403(b) arrangements;

[_]Relates to amounts that are not salary reduction elective deferrals;

[_]Is after you die, leave your job or become disabled (as defined by the Code); or

[_]Is for financial hardship (but only to the extent of purchase payments) if your plan allows it.

See the general heading under Income Taxes for a brief description of some of the tax rules that apply to TSA Annuities.

Loans

If your TSA Contract permits contract loans, such loans will be made only from any Fixed Account balance up to certain limits. In that case, we credit your Fixed Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

You may be subject to the 10% penalty tax if you withdraw money before you turn age 59 1/2.

[GRAPHIC]

The Code and applicable income tax regulations limit the amount that may be borrowed from your TSA Contract and all employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a certain term.

Your Contract will indicate whether Contract loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

457(b) Plans

General

457(b) plans are available to state or local governments and certain tax-exempt organizations as described in 457(b) and 457(e)(1) of the Code. The plans are not available for churches and qualified church-controlled organizations.

457(b) annuities maintained by a state or local government are for the exclusive benefit of plan participants and their beneficiaries.

457(b) annuities other than those maintained by state or local governments are solely the property of the employer and are subject to the claims of the employer's general creditors until they are "made available" to you.

Withdrawals

Generally, monies in your contract can not be "made available" to you until you:

[_]Reach age 70 1/2

[_]Leave your job

[_]Have an unforeseen emergency (as defined by the Code)

[_]As otherwise permitted under the Code.

The minimum distribution rules for contracts issued for 457(b) plans are similar to the rules summarized earlier under the Minimum Distribution Requirements heading. If a governmental 457(b) plan accepts rollover contributions from plans other than governmental 457(b) plans, any subsequent distribution attributable to these amounts may be subject to the 10% penalty tax if otherwise applicable. Consult your tax adviser.

Special Rules

Special rules apply to certain non-governmental 457(b) plans deferring compensation from taxable years beginning before January 1, 1987 (or beginning later but based on an agreement in writing on August 16, 1986).

403(a)

General

The employer adopts a 403(a) plan as a qualified retirement plan to provide benefits to participating employees. The plan generally works in a similar manner to a corporate qualified retirement plan except that the 403(a) plan does not have a trust or a trustee.

See the general heading under Income Taxes for a brief description of the tax rules that apply to 403(a) annuities.

Table of Contents for the Statement
of Additional Information

                                                      Page

Cover Page...........................................   1

Table of Contents....................................   1

Independent Auditors.................................   2

Distribution of Certificates and Interests in the
  Deferred Annuities.................................   2

Experience Factor....................................   2

Variable Income Payments.............................   2

Investment Management Fees...........................   5

Performance Data and Advertisement of
  the Separate Account...............................   6

Voting Rights........................................   8

ERISA................................................   9

Financial Statements of the Separate Account.........

Financial Statements of MetLife......................

          [GRAPHIC}

[GRAPHIC]

Appendix

Premium Tax Table

If you are a resident of one of the following jurisdictions, the percentage amount listed by that jurisdiction is the premium tax rate applicable to your annuity.


                        403(a)    TSA       457(b)
                        Annuities Annuities Annuities(1)

  California........... 0.5%      0.5%      2.35%

  Maine................ --        --        --

  Nevada............... --        --        --

  Puerto Rico.......... 1.0%      1.0%      1.0%

  South Dakota......... --        --        --

  West Virginia........ 1.0%      10.%      1.0%

  Wyoming.............. --        --        --


/1/ Premium tax rates applicable to
annuities purchased under
retirement plans of public
employers meeting requirements of
(S)401(a) of the Code are included
under the column headed "403(a)
Annuities".

PEANUTS (C) United Feature
Syndicate, Inc.

(C) 2002 Metropolitan Life
Insurance Company

Appendix II

What You Need To Know If You Are a Texas Optional Retirement Program
Participant

If you are a participant in the Texas Optional Retirement Program, Texas law permits us to make withdrawals on your behalf only if you die, retire or terminate employment in all Texas institutions of higher education, as defined under Texas law. Any withdrawal you ask for requires a written statement from the appropriate Texas institution of higher education verifying your vesting status and (if applicable) termination of employment. Also, we require a written statement from you that you are not transferring employment to another Texas institution of higher education. If you retire or terminate employment in all Texas institutions of higher education or die before being vested, amounts provided by the state's matching contribution will be refunded to the appropriate Texas institution. We may change these restrictions or add others without your consent to the extent necessary to maintain compliance with the law.

[GRAPHIC]
                           Request For a Statement of
                    Additional Information/Change of Address

If you would like any of the following Statements of Additional Information, or have changed your address, please check the appropriate box below and return to the address below.

[_] Metropolitan Life Separate Account E, Metropolitan Series Fund, Inc., New
    England Zenith Fund and Met Investors Series Trust

[_] American Funds Insurance Series

[_] Calvert Variable Series, Inc.

[_] I have changed my address. My current address is:

                       Name
--------------------        ---------------------------------------------------
 (Contract Number)

                       Address
                               ------------------------------------------------


--------------------        ---------------------------------------------------
    (Signature)                                                             zip


Metropolitan Life Insurance Company
Attn: Fulfillment Unit - PPS
1600 Division Road
West Warwick, RI 02893

                                [LOGO] MetLife
                      Metropolitan Life Insurance Company
                           Home Office: New York, NY

E0108AZV(exp0402)MLIC LD
1900024373(0801) Printed in the U.S.A.
PPSPROSP(1001)

                    APPENDIX FOR GRAPHIC AND IMAGE MATERIAL

  Pursuant to Rule 304 of Regulation S-T, the following table presents fair and accurate narrative descriptions of graphic and image material omitted from the EDGAR filing due to ASCII-incompatibility and cross-references this material to the location of each occurrence in the text.

                                  INTRODUCTION

  The four prospectuses included in the Form N-4 for Metropolitan Life Separate Account E include illustrations using various characters from the PEANUTS(R) gang which are copyrighted by United Feature Syndicate, Inc. There is a list and description of characters followed by a list of illustrations and their page location in the prospectuses (by prospectus).

                                   CHARACTERS

  Snoopy--A Beagle dog
  Charlie Brown--A little boy with zigzag pattern on shirt
  Woodstock--A small bird
  Lucy--A little brunette girl
  Linus--A younger little boy with stripped shirt (Lucy's brother) Marcie--A little brunette girl with glasses
  Franklin--A curly haired little boy
  Pigpen--A little boy with dust cloud and smudged face
  Peppermint Patty--An athletic girl with freckles, page boy haircut and sandals
  Sally--A little blond girl with curls on top (Charlie Brown's sister)

  A. Illustrations for
  MetLife Tax
  Exempt/Government I
  Variable Annuity Contracts   Page
  --------------------------   ----
   1. Snoopy as MetLife Rep-          first page
      resentative with brief-
      case straightening
      bow tie

   2. Charlie Brown on step    Page 4  Table of Contents
      ladder looking at fold
      out map

   3. Snoopy in suit with      Page 5  Important Terms You Should Know
      pointer

   4. Snoopy as MetLife Rep-   Page 18 MetLife
      resentative listening
      to crowd of Woodstocks

   5. Snoopy and Woodstock     Page 19 The Variable Annuities in this Prospectus
      balanced on seesaw

   6. Woodstock writing on a Page 20 Classes of the Deferred Annuities piece of paper

   7. Snoopy reading menu at   Page 21 Your Investment Choices
      restaurant table

   8. Linus building sand      Page 23 Deferred Annuities
      castle

   9. The Equity Generator(SM) Page 24 The Equity Generator icon--Safe with arrow pointing to three dimensional graph

  10. The Rebalancer (SM)      Page 24 The Rebalancer
      icon--A pie chart with
      arrows around
      circumference

  11. The Index Selector (SM) Page 24 The Index Selector icon--A world globe with arrows around it

  12. The Allocator (SM)--A    Page 25 The Allocator
      hourglass with safe in
      top portion with arrow
      to a three dimensional
      chart in the bottom
      portion

  A. Illustrations for
  MetLife Tax
  Exempt/Government I
  Variable Annuity
  Contracts               Page
  --------------------    ----
  13. Snoopy at computer Page 25 Allocation of Purchase Payment

  14. Marcie at desk     Page 26 Examples of calculating Accumulation Units and
      with adding ma-            Accumulation Unit Value
      chine reviewing
      tape calculations

  15. Charlie Brown      Page 28 Access to Your Money
      struggling to
      reach into jar of
      money

  16. Snoopy as WWI fly- Page 29 Systematic Withdrawal Program ing ace dispatch-ing Woodstocks with checks

  17. Woodstock with ac- Page 30 Separate Account Charge countant's visor and adding machine

  18. Franklin with mag- Page 34 When No Withdrawal Charge Applies nifying glass

  19. Marcie reading a   Page 35 Free Look
      paper

  20. Lucy with magnify- Page 37 Optional Benefits ing glass studying a piece of paper

  21. Woodstock moving   Page 39 Transfer Privilege
      money bag from one
      pile of money bags
      to another

  22. Snoopy floating in Page 41 Income Annuities innertube with glasses and drink

  23. Snoopy lounging on Page 43 Income Payment Types beach chair with sunglasses and drink

  24. Woodstock writing Page 43 Minimum Size of Your Income Payment a check

  25. Woodstock moving   Page 45 Transfer Privilege
      money from one
      pile of money bags
      to another

  26. Charlie Brown re- Page 47 Administration ceiving letter at mail box

  27. Charlie Brown lis- Page 48 Transactions by Telephone tening on tele-phone

  28. "Colonial" Snoopy Page 50 Advertising Performance as town cryer

  29.  Snoopy as MetLife Page 53 Who Sells the Deferred Annuities
       Representative
       shaking paw/wing
       with Woodstock

  30. Snoopy as "Uncle   Page 55 Income Taxes
      Sam" presenting a
      tax bill

  31. Piggybank with "Do Page 55 Income Taxes--General not open until age
      59 1/2" printed on
      side

  32. Franklin, Snoopy,  Page 62 Table of Contents for the SAI
      Charlie Brown,
      Lucy, Pigpen,
      Linus and
      Peppermint Patty

  33. Lucy in her advice Page 63 Annuity Tax Table box with "TAXES--
      The Expert is in"
      printed on it
      advising
      Peppermint Patty
      and Sally

                      Metropolitan Life Insurance Company
                     Metropolitan Life Separate Account E

  MetLife Tax Exempt/Governmental I Group Variable Annuity Contracts

                      STATEMENT OF ADDITIONAL INFORMATION

                                Form N-4 Part B

                                    [date]

     This Statement of Additional Information is not a prospectus but contains information in addition to and more detailed than that set forth in the Prospectus for MetLife Tax Exempt/Governmental I Group Deferred Annuities dated ________ and should be read in conjunction with the Prospectus. Copies of the Prospectus may be obtained from Metropolitan Life Insurance Company, One Madison Avenue, New York 10010.

     A Statement of Additional Information for the Metropolitan Series Fund, Inc. (Metropolitan Fund), New England Zenith Fund (the Zenith Fund), the Met Investors Series Trust (Met Investors Fund), the Calvert Social Balanced Portfolio and Calvert Social Mid Cap Portfolio and the American Funds Insurance Series (American Fund) are attached at the end of this Statement of Additional Information.

     Unless otherwise indicated, the Statement of Additional Information continues the use of certain terms as set forth in the section entitled Important Terms You Should Know of the Prospectus for MetLife Tax
Exempt/Governmental I Group Annuity Contracts dated ________.


                               TABLE OF CONTENTS


                                                                            Page
                                                                            ----
Independent Auditors......................................................   2
Distribution of Certificates and Interests in the Deferred Annuities......   2
Experience Factor.........................................................   2
Variable Income Payments..................................................   2
Investment Management Fees................................................   5
Performance Data and Advertisement of the Separate Account................   6
Voting Rights.............................................................   8
ERISA.....................................................................   9
Financial Statements of Separate Account..................................
Financial Statements of MetLife...........................................

                              -------------------

INDEPENDENT AUDITORS

     The financial statements of Metropolitan Life Separate Account E and Metropolitan Life Insurance Company included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and have been so included in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting.

DISTRIBUTION OF CERTIFICATES AND INTERESTS IN THE DEFERRED ANNUITIES

     MetLife is both the depositor and the underwriter (issuer) of the annuities.

     The certificates and interests in the Deferred Annuities are sold through individuals who are licensed life insurance sales representatives of MetLife. MetLife is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. They also are sold through other registered broker-dealers. They also may be sold through the mail or over the internet.


     From time to time, MetLife may pay organizations or associations a fee, reimburse them for certain expenses, lease office space from them, purchase advertisements in their publications or enter into such other arrangements in connection with their endorsing or sponsoring MetLife's variable annuity contracts or services, for permitting MetLife to undertake certain marketing efforts of the organizations' members in connection with sales of MetLife variable annuities, or some combination thereof. Additionally, MetLife has retained consultants who are paid a fee for their efforts in establishing and maintaining relationships between MetLife and various organizations.

     The offering of all Deferred Annuities is continuous. Owners under Deferred Annuities may not be offered all investment choices. Each contract will indicate those investment choices available under the Deferred Annuity.

EXPERIENCE FACTOR

     We use the term experience factor to describe the investment performance for an investment division. The experience factor changes from Valuation Period (described later) to Valuation Period to reflect the upward or downward performance of the assets in the underlying Portfolios. The experience factor is calculated as of the end of each Valuation Period using the net asset value per share of the underlying Portfolio. The net asset value includes the per share amount of any dividend or capital gain distribution paid by the Portfolio during the current Valuation Period, and subtracts any per share charges for taxes and reserve for taxes. We then divide that amount by the net asset value per share as of the end of the last Valuation Period to obtain a factor that reflects investment performance. We then subtract a charge for each day in the valuation period which is the daily equivalent of the Separate Account charge. This charge varies, depending on the class of the Deferred Annuity. Below is a chart of the daily factors for each class of the Deferred Annuity and the various death benefits.

Separate Account Charges (Daily Factor)

                           B Class        C Class         L Class
                         -----------    ------------    ------------
Standard Death Benefit   .000031507      .000039726      .000035616
Annual Step Up
  Death Benefit          .000034247      .000042466      .000038356


VARIABLE INCOME PAYMENTS

Assumed Investment Return (AIR)

     The following discussion concerning the amount of variable income payments is based on an Assumed Investment Return of 4% per year. It should not be inferred that such rates will bear any relationship to the actual net investment experience of the Separate Account.

Amount of Income Payments

     The cash you receive periodically from an investment division (after your first payment if paid within 10 days of the issue date) will depend upon the number of annuity units held in that investment division (described below) and the Annuity Unit Value (described later) as of the 10th day prior to a payment date.

     The Deferred Annuity specifies the dollar amount of the initial variable income payment for each investment division (this equals the first payment amount if paid within 10 days of the issue date). This initial variable income payment is computed based on the amount of the purchase payment applied to the specific investment division (net any applicable premium tax owed or contract charge), the AIR, the age and/or sex of the measuring lives and the income payment type selected. The initial payment amount is then divided by the Annuity Unit Value for the investment division to determine the number of annuity units held in that investment division. The number of annuity units held remains fixed for the duration of the contract unless you make transfers to or from the investment division.

     The dollar amount of subsequent variable income payments will vary with the amount by which investment performance is greater or less than the AIR and Separate Account charges.

     Each Deferred Annuity provides that, when a pay-out option is chosen, the payment to the annuitant will not be less than the payment produced by the then current rates for that contract class, which will not be less than the rates used for a currently issued single payment immediate annuity contract. The purpose of this provision is to assure the annuitant that, at retirement, if the Fixed Income Option purchase rates for new single payment immediate contracts are significantly more favorable than the rates guaranteed by a Deferred Annuity of the same class, the annuitant will be given the benefit of the new rates.

Annuity Unit Value

     The Annuity Unit Value is calculated at the same time that the Accumulation Unit Value for Deferred Annuities is calculated and is based on the same change in investment performance in the Separate Account. (See The Value of Your
Income Payment in the Prospectus.)

Calculating the Annuity Unit Value

     We calculate Annuity Unit Values once a day on every day the New York Stock Exchange is open for trading. We call the time between two consecutive Annuity Unit Value calculations the Valuation Period. We have the right to change the basis for the Valuation Period, on 30 days' notice, as long as it is consistent with the law. All purchase payments and transfers are valued as of the end of the Valuation Period during which the transaction occurred. The Annuity Unit Values can increase or decrease, based on the investment performance of the corresponding underlying Portfolios. If the investment performance is positive, after payment of Separate Account expenses and the deduction for the AIR, Annuity Unit Values will go up. Conversely, if the investment performance is negative, after payment of Separate Account expenses and the deduction for the AIR, Annuity Unit Values will go down.

     To calculate an Annuity Unit Value, we first multiply the experience factor for the period by a factor based on the AIR and the number of days in the Valuation Period. For an AIR of 4% and a one day Valuation Period, the factor is ..99989255, which is the daily discount factor for an effective annual rate of 4%. (The AIR may be in the range of 3% to 6%, as defined in your Deferred Annuity and the laws in your state.) The resulting number is then multiplied by the last previously calculated Annuity Unit Value to produce the new Annuity Unit Value.

    The following illustrations show, by use of hypothetical examples, the method of determining the Annuity Unit Value and the amount of variable income payments upon annuitization.

               Illustration of Calculation of Annuity Unit Value

1. Annuity Unit Value, beginning of period ........................ $ 10.20000

2. Experience factor for period....................................   1.023558

3. Daily adjustment for 4% of Assumed Investment Rate .............  .99989255

4. (2) X (3) ......................................................   1.023448

5. Annuity Unit Value, end of period (1) X (4) .................... $ 10.43917


                       Illustration of Annuity Payments
(Assumes the first monthly payment is made within 10 days of the issue date of the Income Annuity)
          Annuitant age 65, Life Annuity with 120 Payments Guaranteed

1. Number of Accumulation Units as of Annuity Date ................   1,500.00

2. Accumulation Unit Value ........................................ $ 11.80000

3. Accumulation Unit Value of the Deferred Annuity (1) X (2) ...... $17,700.00

4. First monthly income payment per $1,000 of Accumulation Value .. $     5.63

5. First monthly income payment (3) X (4) / 1,000 ................. $    99.65

6. Annuity Unit Value as of Annuity Date .......................... $ 10.80000

7. Number of Annuity Units (5) / (6) .............................. $   9.2269

8. Assume Annuity Unit Value for the second month equal to (10 days prior to payment) ................................................. $ 10.97000

9. Second monthly Annuity Payment (7) X (8) ....................... $   101.22

10. Assume Annuity Unit Value for third month equal to ............ $ 10.52684

11. Next monthly Annuity Payment (7) X (10) ....................... $    97.13

Determining the Variable Income Payment

   Variable income payments can go up or down based upon the investment performance of the investment divisions in the Separate Account. AIR is the rate used to determine the first variable income payment and serves as a benchmark against which the investment performance of the investment divisions is compared. The higher the AIR, the higher the first variable income payment will be. Subsequent variable income payments increase only to the extent that the investment performance of the investment divisions exceeds the AIR (and Separate Account charges). Variable income payments will decline if the investment performance of the Separate Account does not exceed the AIR (and Separate Account charges). A lower AIR will result in a lower first variable income payment, but income variable income payments will increase more rapidly or decline more slowly as changes occur in the investment divisions.

INVESTMENT MANAGEMENT FEES

METLIFE ADVISERS

     Each of the currently available Metropolitan Fund and Zenith Fund Portfolios pays MetLife Advisers, the investment manager of the Metropolitan Fund and Zenith Fund, an investment management fee.

     The following table shows the fee schedules for the investment management fees for the Metropolitan Fund as a percentage per annum of the average net assets for each Portfolio:

                                                       INVESTMENT
                                                       MANAGEMENT
                                         AVERAGE           FEE
                                        DAILY NET       SCHEDULE--
PORTFOLIO                                ASSETS        % PER ANNUM
----------------------------------  -----------------  ------------
State Street Research Investment    1st $500 Million           .55%
 Trust (formerly State Street       next $500 million          .50%
 Research Growth)                   over $1 billion            .45%
State Street Research Income        1st $250 million           .35%
                                    next $250 million          .30%
                                    over $500 million          .25%
State Street Research Diversified   1st $500 million           .50%
                                    next $500 million          .45%
                                    over $1 billion            .40%
State Street Research               1st $500 million           .75%
 Aggressive Growth                  next $500 million          .70%
                                    over $1 billion            .65%
Putnam Large Cap Growth             1st $500 million           .80%
                                    next $500 million          .75%
                                    over $1 billion            .70%
State Street Research Aurora        1st $500 million           .85%
 Small Cap Value                    next $500 million          .80%
                                    over $1 billion            .75%
Putnam International Stock(1)       1st $500 million           .90%
                                    next $500 million          .85%
                                    over $1 billion            .80%
Loomis Sayles High Yield Bond       All assets                 .70%
T. Rowe Price Small Cap Growth      1st $100 million           .55%
                                    next $300 million          .50%
                                    over $400 million          .45%
T. Rowe Price Large Cap Growth      1st $50 million            .70%
                                    over $50 million           .60%
Janus Mid Cap                       1st $100 million           .75%
                                    next $400 million          .70%
                                    over $500 million          .65%
Scudder Global Equity               1st $50 million            .90%
                                    next $50 million           .55%
                                    next $400 million          .50%
                                    over $500 million         .475%
Harris Oakmark Large Cap Value      1st $250 million           .75%
                                    over $250 million          .70%
Neuberger Berman Partners           1st $100 million           .70%
 Mid Cap Value                      next $250 million         .675%
                                    next $500 million          .65%
                                    next $750 million          625%
                                    over $1.6 billion          .60%
Janus Growth                        1st $500 million           .80%
                                    next $500 million          .75%
                                    over $1 billion            .70%
Franklin Templeton Small Cap        1st $500 million           .90%
 Growth                             over $500 million          .85%
MetLife Stock Index                 All Assets                 .25%
Lehman Brothers(R) Aggregate        All Assets                 .25%
 Bond Index
Russell 2000(R) Index               All Assets                 .25%
Morgan Stanley EAFE(R) Index        All Assets                 .30%
MetLife Mid Cap Stock Index         All Assets                 .25%

(1) This fee schedule became effective May 1, 2000. Prior to that date, the fee schedule was .75% for the first $500 million in average daily net assets, .70% for the next $500 million and .65% for amounts over $1 billion.

     MetLife Advisers pays the following entities for providing services as sub-investment manager of the Metropolitan Fund Portfolio(s) indicated below. These fees are solely the responsibility of MetLife Advisers.

SUB-INVESTMENT MANAGER                 PORTFOLIO(S)
---------------------------------------------------
Metropolitan Life Insurance       MetLife Stock Index
  Company                         Lehman Brothers(R) Aggregate
                                    Bond Index
                                  Russell 2000(R) Index
                                  Morgan Stanley EAFE(R) Index
                                  MetLife Mid Cap Stock Index
State Street Research &           State Street Research Income
  Management Company(1)           State Street Research
                                  Diversified
                                  State Street Research
                                  Investment Trust
                                  State Street Research
                                  Aggressive Growth
                                  State Street Research Aurora
                                  Small Cap Value
Putnam Investment Management,     Putnam Large Cap Growth
  Inc.                            Putnam International Stock
Loomis, Sayles & Company, L.P.    Loomis Sayles High Yield Bond
Janus Capital Corporation         Janus Mid Cap
                                  Janus Growth
T. Rowe Price Associates, Inc.    T. Rowe Price Small Cap Growth
                                  T. Rowe Price Large Cap Growth
Zurich Scudder Investments, Inc.  Scudder Global Equity
  (formerly Scudder Kemper
  Investments, Inc.)
Harris Associates, L.P.           Harris Oakmark Large Cap Value
Neuberger Berman Management       Neuberger Berman Partners Mid
  Incorporated                    Cap Value
Franklin Advisers, Inc.           Franklin Templeton Small Cap
                                    Growth

(1) State Street Research & Management Company is one of our subsidiaries.


     The following table shows the fee schedule for the investment management fees for the Zenith Fund as a percentage per annum of the average net assets for each Portfolio.

                                ANNUAL             AVERAGE DAILY NET
SERIES                     PERCENTAGE RATE         ASSET VALUE LEVELS
-------------------------- ----------------  ------------------------------

Loomis Small Cap                0.90%        the first $500 million amounts
                                0.85%        in excess of $500 million
Harris Oakmark Mid Cap          0.75%        all assets
 Value
Davis Venture Value             0.75%        the first $1 billion amounts
                                0.70%        in excess of $1 billion amounts
Salomon Brothers Strategic      0.65%        all assets
 Opportunities Bond
Salomon Brothers U.S.           0.55%        all assets
 Government
MFS Investors Trust             0.75%        all assets
MFS Research Managers           0.75%        all assets


     MetLife Advisers pays sub-investment advisory fees to the following entities for providing services to the Zenith Fund Portfolio(s) indicated. These fees are solely the responsibility of MetLife Advisers.

SUB-INVESTMENT MANAGER               PORTFOLIO(S)
-------------------------------------------------

Salomon Brothers Asset            Salomon Brothers U.S.
Management Inc                       Government
                                  Salomon Brothers Strategic
                                     Opportunities Bond
Massachusetts Financial Services  MFS Investors Trust
Company                           MFS Research Managers
Davis Selected Advisers, L.P.     Davis Venture Value
Harris Associates L.P.            Harris Oakmark Mid Cap Value
Loomis Sayles, & Company, L.P.    Loomis Sayles Small Cap


MET INVESTORS ADVISORY CORP.

     Met Investors Advisory Corp., the investment manager of Met Investors Fund, has overall responsibility for the general management and administration of all of the Met Investors Fund Portfolios. Met Investors Advisory Corp. is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company.

     As compensation for its services to the Met Investor Fund Portfolios, Met Investors Advisory Corp. receives monthly compensation at an annual rate of a percentage of the average daily net assets of each Portfolio. The investment management fees for each Portfolio are:

PORTFOLIO                              ADVISORY FEE
-------------------------------------------------------------
PIMCO Total Return Portfolio  0.50%
PIMCO Innovation Portfolio    1.05%
MFS Mid Cap Growth Portfolio  0.65% of first $150 million of such assets plus
                              0.625% of such assets over $150
                              million up to $300 million plus
                              0.60% of such over $300 million
MFS Research International    0.80% of first $200 million of
Portfolio                     such assets plus
                              0.75% of such assets over $200
                              million up to $500 million plus
                              0.70% of such assets over $500
                              million up to $1 billion plus
                              0.65% of such assets over $1
                              billion

     Met Investors Advisory Corp. pays each Met Investors Fund Portfolios' sub-investment advisers a fee based on the Portfolio's average daily net assets. These fees are solely the responsibility of Met Investors Advisory Corp.

     Massachusetts Financial Services Company is the sub-investment adviser to the MFS Mid Cap Growth and MFS Research International Portfolios. Pacific Investment Management Company, LLC is the sub-investment adviser to PIMCO Total Return Portfolio. PIMCO Equity Advisors, a division of PIMCO Advisors, L.P., is the sub-investment adviser to the PIMCO Innovation Portfolio.

CAPITAL RESEARCH AND MANAGEMENT COMPANY

     As compensation for its services, Capital Research and Management Company, the American Fund's investment adviser, receives a monthly fee which is accrued daily, calculated at the annual rate of: American Funds Global Small Capitalization Fund: .80% of the first $600 million of net assets, plus 0.74% on net assets in excess of $600 million; American Funds Growth Fund: 0.50% of the first $600 million of net assets, plus 0.45% on net assets greater than $600 million but not exceeding $1.0 billion, plus 0.42% on net assets greater than $1.0 billion but not exceeding $2.0 billion, plus 0.37% on net assets greater than $2.0 billion but not exceeding $3.0 billion, plus 0.35% on net assets greater than $3.0 billion but not exceeding $5.0 billion, plus 0.33% on net assets greater than $5.0 billion but not exceeding $8.0 billion, plus 0.315% on net assets greater than $8.0 billion but not exceeding $13.0 billion, plus 0.30% on net assets in excess of $13.0 billion; and American Funds Growth-Income Fund:
0.50% of the first $600 million of net assets, plus 0.45% on net assets greater than $600 million but not exceeding $1.5 billion, plus 0.40% on net assets greater than $1.5 billion but not exceeding $2.5 billion, plus 0.32% on net assets greater than $2.5 billion but not exceeding $4.0 billion, plus 0.285% on net assets greater than $4.0 billion but not exceeding $6.5 billion, plus 0.256% on net assets greater than $6.5 billion but not exceeding $10.5 billion, plus 0.242% on net assets in excess of $10.5 billion.

     The Metropolitan Fund, the Zenith Fund, the Met Investors Fund, the Calvert Fund and the American Fund are more fully described in their respective prospectuses and the Statements of Additional Information that the prospectuses refer to. The Metropolitan Fund, the Zenith Fund, the Met Investors Fund, the Calvert Fund and the American Fund prospectuses are attached at the end of the MetLife Tax Exempt/Governmental Variable Annuity Prospectus.

Calvert

     The Calvert Social Balanced Portfolio pays Calvert, the Calvert Social Balanced Portfolio's investment adviser, a base monthly investment advisory fee equivalent to an annual rate of 0.425% of the Portfolio's average daily net assets.

     Calvert pays sub-investment advisory fees to NCM Capital Management Group, Inc. These fees are solely the responsibility of Calvert, not of the Calvert Social Balanced Portfolio.

     The Calvert Social Mid Cap Growth Portfolio pays Calvert, the Calvert Social Mid Cap Growth Portfolio's investment advisor, a monthly investment advisory fee equivalent to an annual rate of 0.65% of the Portfolio's average daily net assets.

     Calvert pays sub-investment advisory fees to Brown Capital Management, Inc. These fees are solely the responsibility of Calvert, not of the Calvert Social Mid Cap Growth Portfolio.

PERFORMANCE DATA AND ADVERTISEMENT OF THE SEPARATE ACCOUNT

     From time to time we advertise the performance of various Separate Account investment divisions. For the investment divisions, this performance will be stated in terms of either yield, change in Accumulation Unit Value, change in Annuity Unit Value or average annual total return or some combination of the foregoing. Yield, change in Accumulation Unit Value, change in Annuity Unit Value and average annual total return figures are based on historical earnings and are not intended to indicate future performance. Yield figures quoted in advertisements state the net income generated by an investment in a particular investment division for a thirty-day period or month, which is specified in the advertisement, and then expressed as a percentage yield of that investment. Yield is calculated by dividing the net investment income per share earned during the period by the maximum offering price per share on the last day of the period, according to this formula 2[(a-b + 1)/6/ - 1], where "a" represents
                                     ---
                                     cc
dividends and interest earned during the period; "b" represents expenses accrued for the period (net of reimbursements); "c" represents the average daily number of shares outstanding during the period that were entitled to receive dividends; and "d" represents the maximum offering price per share on the last day of the period. This percentage yield is then compounded semiannually. Change in Accumulation Unit Value or Annuity Unit Value refers to the comparison between values of accumulation units or annuity units over specified periods in which an investment division has been in operation, expressed as a percentages and may also be expressed as an annualized figure. In addition, change in Accumulation Unit Value or Annuity Unit Value may be used to illustrate performance for a hypothetical investment (such as $10,000) over the time period specified. Change in Accumulation Unit Value is expressed by this formula [UV\1\,/UV\0\)/(annualization factor)/] - 1, where UV, represents the current unit value and UV\0\ represents the prior unit value. The annualization factor can be either (1/number of years) or (365/number of days). Yield and change in Accumulation Unit Value figures do not reflect the possible imposition of an withdrawal charge for the Deferred Annuities, of up to 9% of the amount withdrawn attributable to a purchase payment, which may result in a lower figure being experienced by the investor. Average annual total return differs from the change in Accumulation Unit Value and Annuity Unit Value because it assumes a steady rate of return and reflects all expenses and applicable withdrawal charges. Average annual total return is calculated by finding the average annual compounded rates of return over the 1-, 5-, and 10-year periods that would equate the initial amount invested to the ending redeemable value, according to this formula P(1 + T)/n/ = ERV, where "P" represents a hypothetical initial payment of $1,000; "T" represents average annual total return; "n" represents number of years; and "ERV" represents ending redeemable value of a hypothetical $1,000 payment made at the beginning of the 1-, 5-, or 10-year periods at the
       -------
end of the 1-, 5-, or 10-year period (or fractional portion). These performance numbers reflect the deduction of the Separate Account charges (with the optional death benefit) and the Annual Contract Fee; however, yield and change in Accumulation/Annuity Unit Value performance do not reflect the possible imposition of withdrawal charges and the charge for the Guaranteed Minimum Income Benefit. Withdrawal charges would reduce performance experience.

Average Annual total return calculations reflect the Separate Account charge with the optional death benefit, the Annual Contract Fee and applicable withdrawal charges. These figures also assume a steady annual rate of return. They do not assume the charge for the Guarantee Minimum Income Benefit. Performance figures will vary among the various classes of the Deferred Annuities as a result of different Separate Account charges and withdrawal charges.

    Performance may be calculated based upon historical performance of the underlying Portfolios of the Metropolitan Fund, Zenith Fund, Met Investors Fund, the Calvert Fund and American Fund and may assume that the Deferred Annuities were in existence prior to their inception date. After the inception date, actual accumulation unit or annuity unit data is used.

     Historical performance information should not be relied on as a guarantee of future performance results.

     Advertisements regarding the Separate Account may contain comparisons of hypothetical after-tax returns of currently taxable investments versus returns of tax deferred investments. From time to time, the Separate Account may compare the performance of its investment divisions with the performance of common stocks, long-term government bonds, long-term corporate bonds, intermediate-term government bonds, Treasury Bills, certificates of deposit and savings accounts. The Separate Account may use the Consumer Price Index in its advertisements as a measure of inflation for comparison purposes. From time to time, the Separate Account may advertise its performance ranking among similar investments or compare its performance to averages as compiled by independent organizations, such as Lipper Analytical Services, Inc., Morningstar, Inc., VARDS(R) and The Wall Street Journal. The Separate Account may also advertise its performance in comparison to appropriate indices, such as the Standard & Poor's 500 Composite Stock Price Index, the Standard & Poor's Mid Cap 400 Index, the Standard & Poor's Small Cap 600 Index, the Russell 2000(R) Index, the Russell Mid Cap Growth Index, the Russell 2500(R) Growth Index, the Russell(R) Growth Index, the Russell 2000(R) Value Index, the Russell 1000 Growth Index, the Lehman Brothers(R) Aggregate Bond Index, the Lehman Brothers(R) Government/Corporate Bond Index, the Merrill Lynch High Yield Bond Index, the Morgan Stanley Capital International All Country World Index, the Salomon Smith Barney World Small Cap Index and the Morgan Stanley Capital International Europe, Australasia, Far East Index.

     Performance may be shown for certain investment strategies that are made available under the Deferred Annuities. The first is the "Equity Generator." Under the "Equity Generator," an amount equal to the interest earned during a specified interval (i.e., monthly, quarterly) in the Fixed Account is transferred to an investment division. The second strategy is the "Index Selector/SM/". Under this strategy, once during a specified period (i.e., quarterly, annually) transfers are made among the Lehman Brothers(R) Aggregate Bond Index, MetLife Stock Index, Morgan Stanley EAFE(R) Index, Russell 2000(R) Index and MetLife Mid Cap Stock Index Divisions and the Fixed Account in order to bring the percentage of the total Account Balance in each of these investment divisions and Fixed Account back to the current allocation of your choice of one of several asset allocation models. The elements which form the basis of the models are provided by MetLife which may rely on a third party for its expertise in creating appropriate allocations. The models are designed to correlate to various risk tolerance levels associated with investing and are subject to change from time to time.

     An Equity Generator Return
or Index Selector Return for a model will be calculated by presuming a certain dollar value at the beginning of a period and comparing this dollar value with the dollar value, based on historical performance, at the end of the period, expressed as a percentage. The Return in each case will assume that no withdrawals have occurred. We may also show Index Selector investment strategies using other investment divisions for which these strategies are made available in the future. If we do so, performance will be calculated in the same manner as described above, using the appropriate account and/or investment divisions.

For purposes of presentation, we may assume that certain Deferred Annuities were in existence prior to their inception date. In these cases, we calculate performance based on the historical performance of the underlying Metropolitan Fund, Zenith Fund, Met Investors Fund, the Calvert Fund and American Fund Portfolios. We use the actual accumulation unit or annuity unit data after the inception date.

Past performance is no guarantee of future results.

We may demonstrate hypothetical future values of Account Balances over a specified period based on assumed rates of return (which will not exceed 12% and which will include an assumption of 0% as well) for the Portfolios. These presentations reflect the deduction of the Separate Account charge, the Annual Contract Fee, if any, and the average of investment-related charges for all Portfolios to depict investment-related charges.

We may demonstrate hypothetical future values of Account Balances for a specific Portfolio based upon the assumed rates of return previously described, the deduction of the Separate Account charge and the Annual Contract Fee, if any, and the investment-related charges for the specific Portfolio to depict investment-related charges.

We may demonstrate the hypothetical historical value of each optional benefit for a specified period based on historical net asset values of the Portfolios and the annuity purchase rate, if applicable, either for an individual for whom the illustration is to be produced or based upon certain assumed factors (e.g., male, age 65). These presentations reflect the deduction of the Separate Account charge and the Annual Contract Fee, if any, the investment-related charge and the charge for the optional benefit being illustrated.

We may demonstrate hypothetical future values of each optional benefit over a specified period based on assumed rates of return (which will not exceed 12% and which will include an assumption of 0% as well) for the Portfolios, the annuity purchase rate, if applicable, either for an individual for whom the illustration is to be produced or based upon certain assumed factors (e.g., male, age 65). These presentations reflect the deduction of the Separate Account charge and the Annual Contract Fee, if any, the average of investment-related charges for all Portfolios to depict investment-related charges and the charge for the optional benefit being illustrated.

We may demonstrate hypothetical values of income payments over a specified period based on historical net asset values of the Portfolios and the applicable annuity purchase rate, either for an individual for whom the illustration is to be produced or based upon certain assumed factors (e.g., male, age 65). These presentations reflect the deduction of the Separate Account charge, the investment-related charge and the Annual Contract Fee, if any.

We may demonstrate hypothetical future values of income payments over a specified period based on assumed rates of return (which will not exceed 12% and which will include an assumption of 0% as well) for the Portfolios, the applicable annuity purchase rate, either for an individual for whom the illustration is to be produced or based upon certain assumed factors (e.g., male, age 65). These presentations reflect the deduction of the Separate Account charge, the Annual Contract Fee, if any, and the average of investment-related charges for all Portfolios to depict investment-related charges and the charge for the optional benefit being illustrated.

Any illustration should not be relied on as a guarantee of future results.

VOTING RIGHTS

     In accordance with our view of the present applicable law, we will vote the shares of each of the Portfolios held by the Separate Account (which are deemed attributable to all the Deferred Annuities described in the Prospectus) at regular and special meetings of the shareholders of the Portfolio based on instructions received from those having the voting interest in corresponding investment divisions of the Separate Account. However, if the 1940 Act or any rules thereunder should be amended or if the present interpretation thereof should change, and as a result we determine that we are permitted to vote the shares of the portfolios in our own right, we may elect to do so.

     Accordingly, you have voting interests under all the Deferred Annuities described in the Prospectus. The number of shares held in each Separate Account investment division deemed attributable to you is determined by dividing the value of accumulation or annuity units attributable to you in that investment division, if any, by the net asset value of one share in the Portfolio in which the assets in that Separate Account investment division are invested. Fractional votes will be counted. The number of shares for which you have the right to give instructions will be determined as of the record date for the meeting.

     Portfolio shares held in each registered separate account of MetLife or any affiliate that are or are not attributable to life insurance policies or annuity deferred annuities (including all the Deferred Annuities described in the Prospectus) and for which no timely instructions are received will be voted in the same proportion as the shares for which voting instruction are received by that separate account. Portfolio shares held in the general accounts or unregistered separate accounts of MetLife or its affiliates will be voted in the same proportion as the aggregate of (i) the shares for which voting instructions are received and (ii) the shares that are voted in proportion to such voting instructions. However, if we or an affiliate determine that we are permitted to vote any such shares, in our own right, we may elect to do so subject to the then current interpretation of the 1940 Act or any rules thereunder.

     You will be entitled to give instructions regarding the votes attributable to your Deferred Annuity, in your sole discretion.

     For (S)(S)403(a) and 403(b) plans without certificate, we will provide your employer with the number of copies of voting instruction soliciting materials that you request so that you may furnish such materials to participants who may give you voting instructions. Neither the Separate Account nor MetLife has any duty to inquire as to the instructions received or your authority to give instructions; thus, as far as the Separate Account, and any others having voting interest in respect of the Separate Account are concerned, such instructions are valid and effective.

     You may give instructions regarding, among other things, the election of the board of directors, ratification of the election of independent auditors, and the approval of investment and sub-investment managers.

Disregarding voting instructions

     MetLife may disregard voting instructions under the following circumstances
(1) to make or refrain from making any change in the investments or investment policies for any Portfolio if required by any insurance regulatory authority;

(2) to refrain from making any change in the investment policies for any investment adviser or principal underwriter or any Portfolio which may be initiated by those having voting interests or the Metropolitan Fund's, Zenith Fund's, Met Investors Fund's, the Calvert Fund's or American Fund's boards of directors, provided MetLife's disapproval of the change is reasonable and, in the case of a change in investment policies or investment manager, based on a good faith determination that such change would be contrary to state law or otherwise inappropriate in light of the Portfolio's objective and purposes; or (3) to enter into or refrain from entering into any advisory agreement or underwriting contract, if required by any insurance regulatory authority.

   In the event that MetLife does disregard voting instructions, a summary of the action and the reasons for such action will be included in the next semiannual report.

ERISA

   If your plan is subject to ERISA (the Employee Retirement Income Security Act of 1974) and you are married, the income payments, withdrawal provisions, and methods of payment of the death benefit under your Deferred Annuity may be subject to your spouse's rights as described below.

   Generally, the spouse must give qualified consent whenever you elect to:

     a. choose income payments other than on a qualified joint and survivor annuity basis (QJSA) (one under which we make payments to you during your lifetime and then make payments reduced by no more than 50% to your spouse for his or her remaining life, if any); or choose to waive the qualified pre-retirement survivor annuity benefit (OPSA) (the benefit payable to the surviving spouse of a participant who dies with a vested interest in an accrued retirement benefit under the plan before payment of the benefit has begun);

     b. make certain withdrawals under plans for which a qualified consent is required;

     c. name someone other than the spouse as your beneficiary;

     d. use your accrued benefit as security for a loan exceeding $5,000.

   Generally, there is no limit to the number of your elections as long as a qualified consent is given each time. The consent to waive the QJSA must meet certain requirements, including that it be in writing, that it acknowledges the identity of the designated beneficiary and the form of benefit selected, dated, signed by your spouse, witnessed by a notary public or plan representative, and that it be in a form satisfactory to us. The waiver of a QJSA generally must be executed during the 90-day period ending on the date on which income payments are to commence, or the withdrawal or the loan is to be made, as the case may be. If you die before benefits commence, your surviving spouse will be your beneficiary unless he or she has given a qualified consent otherwise. The qualified consent to waive the QPSA benefit and the beneficiary designation must be made in writing that acknowledges the designated beneficiary, dated, signed by your spouse, witnessed by a notary public or plan representative and in a form satisfactory to us. Generally, there is no limit to the number of beneficiary designations as long as a qualified consent accompanies each designation. The waiver of and the qualified consent for the OPSA benefit generally may not be given until the plan year in which you attain age 35. The waiver period for the OPSA ends on the date of your death.

   If the present value of your benefit is worth $5,000 or less, your plan generally may provide for distribution of your entire interest in a lump sum without spousal consent.

TAXES

General

    Federal tax laws are complex and are subject to frequent change as well as to judicial and administrative interpretation. The following is a general summary intended to point out what we believe to be some general rules and principles, and not to give specific tax or legal advice. Failure to comply with the law may result in significant adverse tax consequences and penalties. For details or for advice on how the law applies to your individual circumstances, consult your tax advisor or attorney. You may also get information from the Internal Revenue Service.

    In the opinion of our attorneys, the Separate Account and its operations will be treated as part of MetLife, and not taxed separately. We are taxed as a life insurance company. Thus, although the Deferred Annuities and Income Annuities and Enhanced Deferred Annuities and Enhanced Income Annuities allow us to charge the Separate Account with any taxes or reserves for taxes attributable to it, we do not expect that under current law we will do so.

Deferred and Income Annuities

     The following discussion of the tax code provisions for the Deferred and Income Annuities includes the Enhanced Deferred and Enhanced Income Annuities subject to the same tax code provisions (all "Annuities").

     Generally, all contributions under the Deferred Annuities and purchase payments under an Income Annuity will be made on a "before tax" basis.

     The recently enacted Economic Growth and Tax Relief Reconciliation Act of 2001 has made certain changes to TSA qualified plans under 401(a), 403(a) 457(b) plans including:

[_] increasing the contribution limits starting in 2002;

[_] adding catch-up contributions for taxpayers age 50 and above; and

[_] adding expanded and rollover portability features.

[_] all changes are scheduled to expire after 2010

You should consult your tax adviser regarding these changes.

     The portion of a distribution from a 403(a) and TSA Annuity to the participant or the participant's spouse (if she/he is the beneficiary) that is an "eligible rollover distribution," as defined in the Code, is subject to 20% mandatory Federal income tax withholding unless the participant directs the trustee, insurer or custodian of the plan to transfer all or any portion of his/her taxable interest in such plan to the trustee, insurer or custodian of an eligible retirement plan as defined under section 402(c)(8) of the Code. An eligible rollover distribution generally is the taxable portion of any distribution from a 403(a) or TSA Annuity, except the following: (a) a series of substantially equal periodic payments over the life (or life expectancy) of the participant; (b) a series of substantially equal periodic payments over the lives (or joint life expectancies) of the participant and his/her beneficiary;
(c) a series of substantially equal periodic payments over a specified period of at least ten years; (d) a minimum distribution required during the participant's lifetime or the minimum amount to be paid after the participant's death; (e) refunds of excess contributions to the plan described in section 401(k) of the Code for corporations and unincorporated businesses;
(f) certain loans treated as distributions under the Code; (g) the cost of life insurance coverage which is includible in the gross income of the plan participant; (h) certain withdrawals on account of financial hardship and (i) any other taxable distributions from any of these plans which are not eligible rollover distributions.

     For certain distributions after December 31, 2001, the otherwise non-taxable portion of the distribution may be an eligible rollover distribution if directly transferred or rolled over to an IRA or if directly transferred to a 401(a) trust which agrees to accept and separately account for it.

     All taxable distributions from 403(a) and TSA Annuities that are not eligible rollover distributions and all taxable distributions from IRAs and Non-Qualified Annuities will be subject to Federal income tax withholding, unless the payee elects to have no withholding. The rate of withholding is as determined by the Code and Regulations thereunder at the time of payment. All taxable distributions from the 457(b) Deferred Annuity of a non-governmental tax-exempt employer will be subject to the same Federal income tax withholding as regular wages.

     Each type of Annuity is subject to various tax limitations. Typically, except for the Non-Qualified Annuities the maximum amount of purchase payment is limited under Federal tax law and there are limitations on how long money can be left under the Annuities before withdrawals must begin. Please be advised that new proposed tax regulations were issued regarding required minimum distributions in January 2001. These proposed rules are generally effective for the 2002 distribution year. Owners of qualified Contracts may elect to apply the new rules for distributions required for the year 2001. A 10% tax penalty applies to certain taxable withdrawals from the Annuity (or in some cases from the plan or arrangement that purchased the Annuity) before you are age 59 1/2.

     In general, income payments will meet minimum distribution requirements under the the tax law where the payments are non-increasing, made at least annually, and are payable over your lifetime (or a period not exceeding your life expectancy), or over the joint lives of you and the designated beneficiary (or over a period not exceeding the life expectancies of you and the designated beneficiary).

     Under proposed regulations, distributions under an annuity will not be found to be increasing merely because the amount of the payments vary with the investment preference of the underlying assets. It is not clear whether certain payments under an Income Annuity will satisfy minimum distribution rules.

     If you intend to choose a pay-out annuity which is payable over the joint lives of you and a beneficiary who is not your spouse (or over a period not exceeding the joint life expectancy of you and your non-spousal beneficiary), be advised that Federal tax rules may require that payments be made over a shorter period to meet the minimum distribution incidental benefit rules and avoid the 50% excise tax.

     It is not clear whether variable income payments that increase due to the experience of an investment division will be considered non-increasing for purposes of distributions under a 457(b) plan.

     The rules for minimum distribution are very complex and you should consult your own tax advisor as to their applicability to the Annuity and the tax consequences of transferring money between investment divisions or between investment divisions and the Fixed Income Option.

     If your benefit under a plan subject to the Retirement Equity Act (REA) is worth more than $5,000, the Code requires that your income payments protect your spouse if you die before you receive any income payments under the annuity or if you die while income payments are being made. If your annuity is subject to the REA, your spouse has certain rights which may be waived with the written consent of your spouse. Waiving these requirements will cause your initial monthly benefit to increase.

     The rules as to what payments are subject to this provision are complex. The following paragraphs will briefly summarize some of the Federal tax rules on an Annuity-by-Annuity basis, but will make no attempt to mention or explain every single rule that may be relevant to you. We are not responsible for determining if your plan or arrangement satisfies the requirements of the Code.

     457(b) Annuity. 457(b) plans are available to State or local governments and certain tax-exempt organizations as described in 457(b) and 457(e)(1) of the Code. These plans, which must meet the requirements of 457(b), provided certain tax deferral benefits to employees and independent contractors. These plans are not available to churches and qualified church-controlled organizations. A 457(b) plan maintained by a State or local government must be held in trust (or custodial account or annuity contract) for the exclusive benefit of plan participants and their beneficiaries. Plan benefit deferrals, contributions and all income attributable to such amounts under 457(b) plans, other than those maintained by a State or local government as described above, are (until made available to the participant or other beneficiary) solely the property of the employer, subject to the claims of the employer's general creditors.

     The compensation amounts that may be deferred under a 457(b) plan may not exceed certain deferral limits established under the Federal tax law. In addition, contributions to other plans may reduce the deferral limit even further.

     Under the plan, amounts will not be made available to participants or beneficiaries until the earliest of (1) the calendar year in which the participant reaches age 70 1/2, (2) when the participant separates from service with the employer, or (3) when the participant is faced with an unforeseeable emergency as described in the income tax regulations. Amounts will not be treated as "made available" under these rules if (i) an election to defer commencement of a distribution is made by the participant and such election meets certain requirements, or (ii) the total amount payable is $5,000 or less and certain other requirements are met.

     Withdrawals must conform to the complex minimum distribution requirements of the Code, including the requirement that distributions must generally begin no later than April 1 of the calendar year following the later of: the year in which the participant attains age 70 1/2 or, to the extent permitted under your plan or contract, the year the participant retires.

     Special rules apply to certain non-governmental 457(b) plans deferring compensation from taxable years beginning before January 1, 1987 (or beginning later but based on an agreement in writing on August 16, 1986 and which then provided for deferral of fixed amounts or amounts determined by a fixed formula).

     403(a) Annuities. The employer adopts a 403(a) plan as a qualified retirement plan to provide benefits to participating employees. The plan generally works in a similar manner to a corporate qualified retirement plan except that the 403(a) plan does not have a trust or a trustee.

     The Code limits the amount of contributions and distributions that may be made under 403(a) plans. Taxable withdrawals before age 59 1/2 may be subject to a 10% tax penalty. Any amounts distributed under the 403(a) Annuities are generally taxed according to the rules described under (S)(S)72 of the Code. Under rules similar to those described later for TSAs, for taxable years after 1996, if you do not have a 5% or more ownership interest in your employer, withdrawals of your entire interest under the Annuity must be made or begun to be made no later than the April 1 of the calendar year following the later of: the year in which you reach age

70 1/2 or, to the extent permitted under your plan or contract, the year you retire. Also when you die, the entire remaining interest in the plan generally must be paid over a period and in a manner as allowed by the Code and regulations. The minimum distribution rules for 403(a) Annuities are similar to those rules summarized for TSAs.

     If your benefit under the 403(a) plan is worth more than $5,000, the Code requires that your income annuity protect your spouse if you die before you receive any payments under the annuity or if you die while payments are being made. You may waive these requirements with the written consent of your spouse. Designating a beneficiary other than your spouse is considered a waiver.
Waiving these requirements may cause your monthly benefit to increase during your lifetime. Excess contributions are subject to a 10% penalty. Special rules apply to the withdrawal of excess contributions.

     TSA Annuities. These fall under section 403(b) of the Code that provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under section 501(c)(3) of the Code.

     Your employer buys the Annuity for you although you, as the participant, then own it. The Code limits the amount of purchase payments that can be made. Purchase payments over this amount may be subject to adverse tax consequences. Special rules apply to the withdrawal of excess contributions. Withdrawals before age 59 1/2 are prohibited except for (a) amounts contributed to or earned under your (S)403(b) arrangement before January 1, 1989 that were either paid into or earned under the Annuity or later transferred to it in a manner satisfying applicable Code requirements (withdrawals are deemed to come first from pre-1989 money that is not subject to these restrictions, until all of such money is withdrawn); (b) tax-free transfers to other (S)403(b) funding vehicles or any other withdrawals that are not "distributions" under the Code; (c) amounts that are not attributable to salary reduction elective deferral contributions (i.e., generally amounts not attributable to a participant's pre-tax contributions and their earnings); (d) after a participant dies, separates from service or becomes disabled (as defined in Code); (e) in the case of financial hardship (as defined in the Code) but only purchase payments may be withdrawn for hardship, not earnings; or (f) under any other circumstances as the Code allows. Special withdrawal restrictions under (S)403(b)(7)(A)(ii) of the Code apply to amounts that had once been invested in mutual funds custodial arrangements even after such amounts are transferred to a Annuity.

     Taxable withdrawals (other than tax-free transfers) that are allowed before age 59 1/2 are subject to an additional 10% tax penalty on the taxable portion of the withdrawal. This penalty does not apply to withdrawals (1) paid to a beneficiary or participant's estate after the participant's death; (2) due to permanent disability (as defined in the Code); (3) made in substantially equal periodic payments (not less frequently than annually) over the life or life expectancy of the participant or the participant and another person named by the participant where such payments begin after separation from service; (4) made to the participant after the participant separates from service with the employer after age 55; (5) made to the participant on account of deductible medical expenses (whether or not the participant actually itemizes deductions); (6) made to an "alternate payee" under a "qualified domestic relations order" (normally a spouse or ex-spouse); (7) of excess matching employer contributions made to eliminate discrimination under the Code; (8) timely made to reduce an elective deferral as allowed by the Code; or (9) after December 31, 1999 for IRS levies. If you are under age 59 1/2 and are receiving Systematic Withdrawal Program payments that you intend to qualify as a series of substantially equal periodic payments under (S)72(t) of the Code and thus not be subject to the 10% tax penalty, any modifications to your Systematic Withdrawal Program payments before the later of age 59 1/2 or five years after beginning Systematic Withdrawal Program payments will result in the retroactive imposition of the 10% tax penalty. You should consult with your tax adviser to determine whether you are eligible to rely on any exceptions to the 10% tax penalty before you elect to receive any Systematic Withdrawal Program payments or make any modifications to your Systematic Withdrawal Program payment.

     Withdrawals may be transferred to another section 403(b) funding vehicle or (for eligible rollover distributions) to an IRA or to another eligible retirement plan as defined by the Code without Federal tax consequences if Code requirements are met. The Annuity is not forfeitable and may not be transferred. Generally, for taxable years after 1996, if you do not have a 5% or more ownership interest in your employer, your entire interest in the Annuity must be withdrawn or begun to be withdrawn by April 1 of the calendar year following the later of: the year in which the participant reaches age 70 1/2 or, to the extent permitted under your plan or contract, the year in which the participant retires. A tax penalty of 50% applies to withdrawals which should have been made but were not. Specific rules apply to the timing and calculation of these withdrawals. Other rules apply to how rapidly withdrawals must be made after the participant's death. Generally, when the participant dies, we must make payment of your entire remaining interest under the Annuity over a period and in a manner allowed by the Code and regulations. If the participant's spouse is the beneficiary, payments may be made over the spouse's lifetime or over a period not beyond the spouse's life expectancy starting by December 31 of the year in which the participant would have reached age 70 1/2. A spouse beneficiary may also be allowed to rollover the death benefit to an eligible retirement plan in which the spouse participates under the Code. If the Annuity is subject to the Retirement Equity Act because it is part of a plan subject to ERISA, the participant's spouse has certain rights which may be waived with the written consent of the spouse. The IRS allows you to aggregate the amount to be withdrawn from each TSA Annuity you own and to withdraw this amount in total from any one or more of the TSA Deferred Annuities you own.

                                    PART II
                               OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

     (A) FINANCIAL STATEMENTS

         The following financial statements are included in Part B on Form N-4 (to be filed by amendment):

            Metropolitan Life Separate Account E
               Independent Auditors' Report

            Financial Statements for the Years Ended December 31, 2001 and 2000
               Statements of Assets and Liabilities
               Statements of Operations
               Statements of Changes in Net Assets
               Notes to Financial Statements

            Metropolitan Life Insurance Company
               Independent Auditors' Report

            Financial Statements for the Years Ended December 31, 2001, 2000
               and 1999
               Consolidated Balance Sheets
               Consolidated Statements of Income
               Consolidated Statements of Cash Flow
               Consolidated Statements of Equity
               Notes to Consolidated Financial Statements

     (B) EXHIBITS



     (1)       -- Resolution of the Board of Directors of Metropolitan Life
                  establishing Separate Account E.(1)
     (2)       -- Not applicable.
     (3)(a)    -- Not applicable.
        (b)    -- Form of Selected Broker Agreement.(6)
        (c)    -- Participation Agreement--New England Zenith Fund (8)
        (d)    -- Participation Agreement--American Funds Insurance Series (6)
        (e)    -- Participation Agreement--Met Investors Series Trust (9)
     (4)       -- Form of Deferred Annuity Contract.(9)
     (5)       -- Application Form for the Deferred Annuity (10)
     (6)       -- Amended and Restated Charter and By-Laws of Metropolitan
                  Life.(9)
     (7)       -- Not applicable.
     (8)       -- Not applicable.
     (9)       -- Opinion and consent of counsel as to the legality of the securities being registered.(10)
    (10)       -- Consent of Auditors (10)
    (11)       -- Not applicable.
    (12)       -- Not applicable.
    (13)(a)    -- Powers of Attorney.(1,2,3,4,5,7)
------------------

1. Filed with Post-Effective Amendment No. 19 to Registration Statement
   No. 2-90380/811-4001 for Metropolitan Life Separate Account E on Form N-4 on February 28, 1996. As incorporated herein by reference.

2. Powers of attorney for Gerald Clark, Burton A. Dole, Jr. and Charles H. Leighton were filed with Post-Effective Amendment No. 21 to Registration Statement No. 2-90380/811-4001 for Metropolitan Life Separate Account E on Form N-4 on February 28, 1997. As incorporated herein by reference.

3. Powers of Attorney for Robert H. Benmosche, Jon F. Danski and Stewart G. Nagler filed with Post-Effective Amendment No. 23 to Registration Statement No. 2-90380/811-4001 for Metropolitan Life Separate Account E on Form N-4 on April 3, 1998. As incorporated herein by reference.

4. Power of Attorney for Virginia M. Wilson filed with Pre-Effective Amendment No. 2 to Registration Statement 333-80547/811-4001 for Metropolitan Life Separate Account E on Form N-4 on November 1, 1999. As incorporated herein by reference.

5. Power of Attorney for William C. Steere, Jr. filed with Post-Effective Amendment No. 18 to Registration Statement No. 33-57320 for Metropolitan Life Separate Account UL on Form S-6 on April 23, 1999. As incorporated herein by reference.

6. Filed with Pre-Effective Amendment No. 1 to Registration Statement No. 333-52366 for Metropolitan Life Separate Account E on Form N-4 on August 3, 2001. As incorporated herein by reference.

7. Power of Attorney for John C. Danforth filed with Post-Effective Amendment No. 27 to Registration Statement No. 2-90380/811-4001 for Metropolitan Life Separate Account E Form N-4 in April 3, 2001. As incorporated herein by reference.

8. Filed with Post-Effective Amendment No. 10 to Registration Statement No. 33-57320 for Metropolitan Life Separate Account UL on Form S-6 on September 18, 2000. As incorporated herein by reference.

9.  Filed herewith.

10. To be filed by amendment.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR.

                                   PRINCIPAL OCCUPATION &           POSITIONS AND OFFICES
          NAME                        BUSINESS ADDRESS                 WITH DEPOSITOR
------------------------- ----------------------------------------  ---------------------
Robert H. Benmosche...... Chairman of the Board, President and      Chairman, President,
                          Chief Executive Officer, MetLife, Inc.    Chief Executive
                          and Metropolitan Life Insurance Company,  Officer and Director
                          One Madison Avenue,
                          New York, NY 10010.

Curtis H. Barnette....... Chairman Emeritus, Bethlehem Steel        Director
                          Corporation,
                          1170 Eighth Avenue,
                          Martin Tower 101,
                          Bethlehem, PA 18016-7699.

Gerald Clark............. Vice-Chairman of the Board and            Vice-Chairman,
                          Chief Investment Officer, MetLife, Inc.   Chief Investment Officer
                          and Metropolitan Life Insurance Company,  and Director
                          One Madison Avenue,
                          New York, NY 10010.

Joan Ganz Cooney......... Chairman, Executive Committee,            Director
                          Sesame Workshop,
                          One Lincoln Plaza,
                          New York, NY 10023.

John C. Danforth......... Partner                                   Director
                          Bryan Cave LLP,
                          One Metropolitan Square
                          211 North Broadway,
                          Suite 3600,
                          St. Louis, MO 63102.

Burton A. Dole, Jr....... Retired Chairman,                         Director
                          Nelleor Puritan Bennett, Inc.
                          P.O. Box 208
                          Carlsbad, CA 92018.

James R. Houghton........ Chairman of the Board                     Director
                          Emeritus,
                          Corning Incorporated,
                          80 East Market Street, 2nd Floor,
                          Corning, NY 14830.

Harry P. Kamen........... Retired Chairman and Chief Executive      Director
                          Officer,
                          Metropolitan Life Insurance Company,
                          200 Park Avenue, Suite 5700
                          New York, NY 10166.

                                   PRINCIPAL OCCUPATION &           POSITIONS AND OFFICES
          NAME                        BUSINESS ADDRESS                 WITH DEPOSITOR
          ----                     ----------------------           ---------------------
Helene L. Kaplan......... Of Counsel, Skadden, Arps, Slate,         Director
                          Meagher and Flom, LLP
                          Four Times Square,
                          New York, NY 10036.

Catherine R. Kinney...... Group Executive Vice President,           Director
                          New York Stock Exchange, Inc.
                          11 Wall Street, 6th Floor,
                          New York, NY 10005

Charles M. Leighton...... Retired Chairman of the Board and Chief   Director
                          Executive Officer,
                          CML Group, Inc.,
                          51 Vaughn Hill Road,
                          Bolton, MA 01720.

Allen E. Murray.......... Retired Chairman of the Board and Chief   Director
                          Executive Officer
                          Mobil Corporation,
                          375 Park Avenue, Suite 2901
                          New York, NY 10022.

Stewart G. Nagler........ Vice-Chairman of the Board and            Vice-Chairman, Chief
                          Chief Financial Officer, MetLife, Inc.    Financial Officer
                          and Metropolitan Life Insurance Company,  and Director
                          One Madison Avenue,
                          New York, NY 10010.

John J. Phelan, Jr....... Former Chairman and                       Director
                          Chief Executive Officer,
                          New York Stock Exchange,
                          P.O. Box 524,
                          Locust Valley, NY 11560.

Hugh B. Price............ President and Chief Executive Officer,    Director
                          National Urban League, Inc.,
                          120 Wall Street, 7th & 8th Floors,
                          New York, NY 10005.

William C. Steere, Jr.... Chairman of the Board,                    Director
                          Pfizer, Inc.,
                          235 East 42nd Street,
                          New York, NY 10016

     Set forth below is a list of the executive officers of Metropolitan Life. The principal business address of each officer of Metropolitan Life is One Madison Avenue, New York, New York 10010.



       NAME OF OFFICER                  POSITION WITH METROPOLITAN LIFE
       ---------------                  -------------------------------

Robert H. Benmosche........... Chairman, Chief Executive Officer and Director
Gerald Clark.................. Vice-Chairman, Chief Investment Officer and
                               Director
Stewart G. Nagler............. Vice-Chairman, Chief Financial Officer and
                               Director
Gary A. Beller................ Senior Executive Vice-President and General
                               Counsel
James M. Benson............... President, Individual Business; Chairman, Chief
                               Executive Officer and President, New England
                               Life Insurance Company
C. Robert Henrikson........... President, Institutional Business
Catherine A. Rein............. Senior Executive Vice-President; President and
                               Chief Executive Officer of MetLife Auto & Home
Stanley J. Talbi.............. Senior Vice President and Chief Actuary
William J. Toppeta............ President, International
Lisa M. Weber................. Senior Executive Vice-President,
                               Chief Administrative Officer
Daniel J. Cavanaugh........... Executive Vice-President
Jeffrey J. Hodgman............ Executive Vice-President
Kernan F. King................ Executive Vice-President
Terence I. Lennon............. Executive Vice-President
David A. Levene............... Executive Vice-President
Judy E. Weiss................. Executive Vice-President
Anthony J. Williamson......... Senior Vice-President and Treasurer
Virginia M. Wilson............ Senior Vice-President and Controller
Gwenn L. Carr................. Vice-President and Secretary

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT.

     The registrant is a separate account of Metropolitan Life Insurance Company under the New York Insurance law. Under said law the assets allocated to the separate account are the property of Metropolitan Life Insurance Company, which is a wholly-owned subsidiary of MetLife Inc. The following outline indicates those persons who are controlled by or under common control with Metropolitan Life Insurance Company:

ORGANIZATIONAL STRUCTURE OF METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                             AS OF DECEMBER 31, 2001

Metropolitan Life Insurance Company (Metropolitan) is a wholly-owned subsidiary of MetLife, Inc, a publicly-traded company. The following is a list of subsidiaries of Metropolitan updated as of December 31 2001. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of Metropolitan. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of such indented entity and, therefore, an indirect subsidiary of Metropolitan. Certain inactive subsidiaries have been omitted from the Metropolitan Organizational listing. The voting securities (excluding directors' qualifying shares, if any) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.

A.   Metropolitan Property and Casualty Insurance Company (RI)

     1) Metropolitan Group Property and Casualty Insurance Company (RI)

          a) Metropolitan Reinsurance Company (U.K.) Limited (United Kingdom)

     2) Metropolitan Casualty Insurance Company (RI)

     3) Metropolitan General Insurance Company (RI)

     4) Metropolitan Direct Property and Casualty Insurance Company (GA)

     5) MetLife Auto & Home Insurance Agency, Inc. (RI)

     6) Metropolitan Lloyds, Inc. (TX)

     7) Met P&C Managing General Agency, Inc. (TX)

     8) Economy Fire & Casualty Company (RI)

          a) Economy Preferred Insurance Company (RI)

          b) Economy Premier Assurance Company (RI)

B.   MetLife General Insurance Agency, Inc. (DE)

     1) MetLife General Insurance Agency of Alabama, Inc. (AL)

     2) MetLife General Insurance Agency of Kentucky, Inc. (KY)

     3) MetLife General Insurance Agency of Mississippi, Inc. (MS)

     4) MetLife General Insurance Agency of Texas, Inc. (TX)

     5) MetLife General Insurance Agency of North Carolina, Inc. (NC)

     6) MetLife General Insurance Agency of Massachusetts, Inc. (MA)

C.   Metropolitan Asset Management Corporation (DE)

     1) MetLife Capital, Limited Partnership (DE). Partnership interests in MetLife Capital, Limited Partnership are held by Metropolitan Life Insurance Company (90%) and General Partnership by Metropolitan Asset Management Corporation (10%).

     2) MetLife Capital Credit L.P. (DE). Partnership interests in MetLife Capital Credit L.P. are held by Metropolitan Life Insurance Company (90%) and General Partnership by Metropolitan Asset Management Corporation (10%).

          a) MetLife Capital CFLI Holdings, LLC (DE)

               i) MetLife Capital CFLI Leasing, LLC (DE)

     3) MetLife Financial Acceptance Corporation (DE). Metropolitan Asset Management Corporation holds 100% of the voting preferred stock of MetLife Financial Acceptance Corporation. Metropolitan Property and Casualty Insurance Company holds 100% of the non-voting common stock of MetLife Financial Acceptance Corporation.

     4) MetLife Investments Limited (United Kingdom). 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

     5) MetLife Investments Asia Limited (Hong Kong). One share of MetLife Investments Asia Limited is held by W&C Services, Inc., a nominee of Metropolitan Asset Management Corporation.

     6) MetLife Investments, S.A. (Argentina) 23rd Street Investment, Inc. holds one share of MetLife Investments, S.A.

D.   SSRM Holdings, Inc. (DE)

     1) State Street Research & Management Company (DE) is the sub-investment manager for the State Street Research Aggressive Growth Portfolio, State Street Research Diversified Portfolio, State Street Research Growth Portfolio, State Street Research Income Portfolio and State Street Research Aurora Small Cap Value Portfolio of Metropolitan Series Fund, Inc.

          a) State Street Research Investment Services, Inc. (MA)

     2) SSR Realty Advisors, Inc. (DE)

          a) Metric Management Inc. (DE)

          b) Metric Property Management, Inc. (DE)

          c) Metric Realty (DE). SSR Realty Advisors, Inc. and Metric Property Management, Inc. each hold 50% of the common stock of Metric Realty.

          d) Metric Capital Corporation (CA)

          e) Metric Assignor, Inc. (CA)

          f) SSR AV, Inc. (DE)

          g) SSR Development Partners LLC (DE)

E.   Metropolitan Tower Realty Company, Inc. (DE)

F.   MetLife Investors Group, Inc. (DE)

     1) MetLife Investors USA Insurance Company (DE)

     2) Security First Insurance Agency, Inc. (Massachusetts) (MA)

     3) Security First Insurance Agency, Inc. (Nevada) (NV)

     4) MetLife Investors Group of Ohio, Inc. (OH)

     5) MetLife Investors Distribution Company (DE)

     6) Met Investors Advisory Corp. (DE)

     7) Security First Financial Agency, Inc. (TX)

G.   MetLife CC Holding Company (DE)

H.   VirtualFinances.com, Inc. (DE)

I.   Metropolitan Tower Life Insurance Company (DE)

J.   MetLife Security Insurance Company of Louisiana (LA)

K.   Texas Life Insurance Company (TX)

     1) Texas Life Agency Services, Inc. (TX)

     2) Texas Life Agency Services of Kansas, Inc. (KS)

L.   MetLife Securities, Inc. (DE)

M.   23rd Street Investments, Inc. (DE)

     1) Mezzanine Investment Limited Partnership-BDR (DE). Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-BDR. 23rd Street Investments, Inc. is a 1% general partner.

     2) Mezzanine Investment Limited Partnership-LG (DE). 23rd Street Investments, Inc. is a 1% general partner of Mezzanine Investment Limited Partnership-LG. Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-LG.

          a) Coating Technologies International, Inc (DE).

N. Santander Met, S.A. (Spain). Shares of Santander Met, S.A. are held by Metropolitan (50%) and by an entity (50%) unaffiliated with Metropolitan.

     1) Seguros Genesis, S.A. (Spain)

     2) Genesis Seguros Generales, Sociedad Anomina de Seguros y Reaseguros (Spain)

O.   Metropolitan Life Seguros de Vida S.A. (Uruguay)

     1) Jefferson Pilot Omega Seguros de Vida S.A (Uruguay)

P.   MetLife Holdings Luxembourg S.A. (Luxembourg)

Q.   Metropolitan Life Holdings, Netherlands BV (Netherlands)

R.   MetLife International Holdings, Inc. (DE)

     1) MetLife Insurance Company of the Philippines, Inc. (Philippines)

     2) Natiloportem Holdings, Inc. (DE)

          a) Servicios Administrativos Gen, S.A. de C.V.

          b) Metropolitan Insurance Services Limited. (United Kingdom) 50% of the shares is held by Metropolitan Life Insurance Company.

          c) Metropolitan Company Limited (Isle of Man)

          d) European Marketing Services S.r.l.- 95% of the shares is held by Natiloportem Holdings and 5% by MetLife International Holdings, Inc.

     3) Metropolitan Life Insurance Company of Hong Kong Limited (Hong Kong)

     4) Metropolitan Life Seguros de Retiro, S.A.

     5) Metropolitan Life Seguros de Vida S.A. (Argentina)

          a) Met AFJP S.A. (Argentina). Shares of Met AFJP S.A. are held by Metropolitan Life Seguros de Retiro S.A. (5%) and by Metropolitan Life Seguros de Vida S.A. (95%).

     6) MetLife India Insurance Company Private Limited (India) -- is owned 26% by MetLife International Holdings, Inc. and 74% by third parties.

     7) MetLife Services Company Czechia, s.r.o. (Czech Republic) 10% of its shares is owned by Natiloportem Holdings, Inc.

     8)  Metropolitan Life Ubezpieczen na Zycie S.A. (Poland)

     9)  MetLife Saengmyoung Insurance Company Ltd. (Korea)

     10) Metropolitan Life Seguros E Previdencia Privada S.A. (Brazil)

          a) Seguradora America do Sul S.A. (Brazil) 99.89% is owned by Metropolitan Life Seguros E Previdencia Privado S.A.

S.   Metropolitan Marine Way Investments Limited (Canada)

T. P.T. MetLife Sejahtera (Indonesia) Shares of P.T. MetLife Sejahtera are held by Metropolitan (94.3%) and by an entity (5.7%) unaffiliated with Metropolitan.

U. Seguros Genesis S.A. (Mexico) Metropolitan holds 93.58%, and Metropolitan Asset Management Corporation holds 3.19%.

V.   Hyatt Legal Plans, Inc. (DE)

     1) Hyatt Legal Plans of Florida, Inc. (FL)

W.   One Madison Merchandising L.L.C. (CT)

X.   Metropolitan Realty Management, Inc. (DE)

     1) Edison Supply and Distribution, Inc. (DE)

     2) Cross & Brown Company (NY)

          a) CBNJ, Inc. (NJ)

Y.   MetPark Funding, Inc. (DE)

Z.   Transmountain Land & Livestock Company (MT)

AA.  MetLife Trust Company, National Association (United States)

AB.  Benefit Services Corporation (GA)

AC.  GA Holding Corp. (MA)

AD.  CRH Co., Inc. (MA)

AE.  334 Madison Euro Investments, Inc. (DE)

     1) Park Twenty Three Investments Company (United Kingdom) 1% Voting Control of Park Twenty Three Investment Company is held by St. James Fleet Investments Two Limited.

          a) Convent Station Euro Investments Four Company (United Kingdom) 1% voting control of Convent Station Euro Investments Four Company (United Kingdom) is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company.

AF.  L/C Development Corporation (CA)

AG. One Madison Investments (Cayco) Limited (Cayman Islands). 1% Voting Control of One Madison Investment (Cayco) Limited is held by Convent Station Euro Investments Four Company.

AH. New England Portfolio Advisors, Inc. (MA) A.D. CRB Co., Inc. (MA). (AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares of CRB Co., Inc. AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB Co., Inc.)

AI. St. James Fleet Investments Two Limited (Cayman Islands). Metropolitan Life Insurance Company owns 34% of St. James Fleet Investments Two Limited.

AJ.  MetLife New England Holdings, Inc. (DE)

     1) Fulcrum Financial Advisors, Inc. (MA)

     2) New England Life Insurance Company (MA)

          a) New England Life Holdings, Inc. (DE)

               i) New England Securities Corporation (MA)

                    (1) Hereford Insurance Agency, Inc. (MA)

                    (2) Hereford Insurance Agency of Alabama, Inc. (AL)

                    (3) Hereford Insurance Agency of Hawaii, Inc. (HI)

               ii) N.L. Holding Corp. (DEL) (NY)

                    (1) Nathan & Lewis Securities, Inc. (NY)

                    (2) Nathan & Lewis Associates, Inc. (NY)

                         (a) Nathan and Lewis Insurance Agency of Massachusetts,
                             Inc. (MA)

                        (b) Nathan and Lewis Associates of Texas, Inc. (TX)

     (3) Nathan & Lewis Associates-Arizona, Inc. (AZ)

     (4) Nathan & Lewis of Nevada, Inc. (NV)

          iii) MetLife Advisers, LLC (MA)

               b) Omega Reinsurance Corporation (AZ)

               c) New England Pension and Annuity Company (DE)

               d) Newbury Insurance Company, Limited (Bermuda)

AK.  GenAmerica Financial Corporation (MO)

     1) General American Life Insurance Company (MO)

          a) Paragon Life Insurance Company (MO)

          b) Security Equity Life Insurance Company (NY)

          c) Cova Corporation (MO)

               i)   MetLife Investors Insurance Company (MO)

                    (1) MetLife Investors Insurance Company of California (CA)

                    (2) First MetLife Investors Insurance Company (NY)

               ii)  Cova Life Management Company (DE)

                    (1) Cova Life Administration Services Company (IL)

                         d) General Life Insurance Company (TX)

                         e) Equity Intermediary Company (MO)

               i) Reinsurance Group of America, Incorporated. (MO) 9.6% of the voting shares of Reinsurance Group of America, Incorporated is held directly by Metropolitan Life Insurance Company. 48.9% is held by Equity Intermediary Company.

     (1) Reinsurance Company of Missouri Incorporated (MO)

          (a) RGA Reinsurance Company (MO)

               (i) Fairfield Management Group, Inc. (MO)

               1. Reinsurance Partners, Inc. (MO)

               2. Great Rivers Reinsurance Management, Inc. (MO)

               3. RGA (U.K.) Underwriting Agency Limited (United Kingdom)

     (2) Triad Re, Ltd. (Barbados) Reinsurance Group of America, Incorporated owns 100% of the preferred stock of Triad RE, Ltd. and 67% of the common stock.

     (3) RGA Americas Reinsurance Company, Ltd. (Barbados)

     (4) RGA Reinsurance Company (Barbados) Ltd. (Barbados)

          (a) RGA Financial Group, L.L.C. (DE) 80% of RGA Financial Group, L.L.C. is owned by RGA Reinsurance Company (Barbados) Ltd. RGA Reinsurance Company owns 20% of RGA Financial Group, L.L.C.

     (5) RGA International Ltd. (CBCA) (Canada)

          (a)  RGA Canada Management Inc. (CBCA) Canada)

               (i)  RGA Life Reinsurance Company of Canada Limited (CBCA)
                    (Canada)

     (6) RGA Holdings Limited (United Kingdom)

          (a) RGA UK Services Limited (United Kingdom)

          (b) RGA Capital Limited U.K. (United Kingdom)

          (c) RGA Reinsurance (UK) Limited (United Kingdom)

     (7) RGA South African Holdings (Pty) Ltd. (South Africa)

          (a) RGA Reinsurance Company of South Africa Limited (South Africa)

     (8) RGA Australian Holdings Pty Limited (Australia)

          (a) RGA Reinsurance Company of Australia Limited (Australia)

     (9) General American Argentina Seguros de Vida, S.A. (Argentina)

     (10) RGA Argentina, S.A. (Argentina)

     (11) Regal Atlantic Company (Bermuda) Ltd. (Bermuda)

     (12) Malaysia Life Reinsurance Group Berhad. (Malaysia) Reinsurance Group of America, Incorporated owns 30% of Malaysia Life Reinsurance Group Berhad.

     (13) RGA Sigma Reinsurance SPC (Cayman Islands)

     (14) RGA International Co. (Nova Scotia)

          (a) RGA Financial Products Limited (Canada)

               f)   GenAm Holding Company (DE)

                    i)   Krisman, Inc. (MO)

                    ii) Genelco de Mexico S.A. de C.V. (Mexico) 99% of the shares of Genelco de Mexico S.A. de C.V. are held by Krisman, Inc. and 1% is held by General American Life Insurance Company.

                    iii) White Oak Royalty Company (OK)

                    iv)  GM Marketing Incorporated (MO)

               g)   John S. McSwaney & Associates, Inc. (ND)

               h) GenAmerica Management Corporation (MO) 22.5% of the voting shares of the GenAmerica Management Corporation are owned by General American Life Insurance Company and 10% of the voting shares of the GenAmerica Management Corporation are owned by A.G. Edwards. 67% of the common stock is owned by GenAmerica Financial Corporation.

     2) Collaborative Strategies, Inc. (MO)

     3) Missouri Reinsurance (Barbados) Inc. (Barbados)

     4) GenAmerica Capital I (DE)

     5) Walnut Street Securities, Inc. (MO)

          a) WSS Insurance Agency of Alabama, Inc. (AL)

          b) WSS Insurance Agency of Massachusetts, Inc. (MA)

          c) WSS Insurance Agency of Nevada, Inc. (NV)

          d) WSS Insurance Agency of Ohio, Inc. (OH)

          e) WSS Insurance Agency of Texas, Inc. (TX)

          f) Walnut Street Advisers, Inc. (MO)

     6) General American Distributors, Inc. (MO)

AL. MetLife Central European Services Spolka z Organiczona odpowiedzialmoscia (Poland)

AM.  MetLife (India) Private Ltd. (India)

AN.  Tossle Company (Cayman Islands)

AO.  MetDent, Inc. (DE)

AP.  334 Madison Avenue BTP-D Investor, LLC (DE)

AQ.  334 Madison Avenue BTP-E Investor, LLC (DE)

AR.  MetLife Holdings, Inc. (DE)

     1) MetLife Credit Corp. (DE)

     2) MetLife Funding Inc. (DE)

The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, Metropolitan (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Structures is a general partnership in which Metropolitan owns a 50% interest.

2) Metropolitan owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

3) Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

4) Metropolitan indirectly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP. (DEL), an indirect wholly owned subsidiary of Metropolitan.

5) 100% of the capital stock of Hereford Insurance Agency of Oklahoma, Inc. is owned by an officer. New England Life Insurance Company controls the issuance of additional stock and has certain rights to purchase such officer's shares.

6) 100% of the capital stock of Fairfield Insurance Agency of Texas, Inc. is owned by an officer. New England Life Insurance Company controls the issuance of additional stock and has certain rights to purchase such officer's shares.

7) Mezzanine Investment Limited Partnerships (MILPs), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan serves as the general partner of the limited partnerships and Metropolitan directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies. The various MILPs own, directly or indirectly, 100% of the voting stock of the following:
     Coating Technologies International, Inc.

NOTE: THE METROPOLITAN LIFE ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT VENTURES AND PARTNERSHIPS OF WHICH METROPOLITAN LIFE AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

ITEM 27. NUMBER OF CONTRACTOWNERS.

     N/A

ITEM 28. INDEMNIFICATION

     UNDERTAKING PURSUANT TO RULE 484(B)(1) UNDER THE SECURITIES ACT OF 1933

     Metropolitan Life Insurance Company has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. Metropolitan Life Insurance Company maintains a directors' and officers' liability policy with a maximum coverage of $300 million. A provision in Metropolitan Life Insurance Company's by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of Metropolitan Life Insurance Company.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Metropolitan Life Insurance Company pursuant to the foregoing provisions, or otherwise, Metropolitan has been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Metropolitan of expenses incurred or paid by a director, officer or controlling person or Metropolitan in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Metropolitan Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS.

     (a) The principal underwriter of the registrant is Metropolitan Life Insurance Company. Metropolitan Life Insurance Company acts in the following capacities with respect to the following investment companies:

Metropolitan Tower Life Separate Account One (principal underwriter) Metropolitan Tower Life Separate Account Two (principal underwriter) Metropolitan Life Separate Account UL (principal underwriter)
Metropolitan Series Fund, Inc. (principal underwriter and sub-investment adviser)
The New England Variable Annuity (depositor)
New England Variable Annuity Fund I (depositor)

     (b) See response to Item 25 above.

     (c)
                  (1)                                     (2)

     NAME OF PRINCIPAL UNDERWRITER           NET UNDERWRITING DISCOUNTS AND
  Metropolitan Life Insurance Company                 COMMISSIONS
                                                          N/A

                  (3)                                     (4)

     COMPENSATION ON REDEMPTION OR               BROKERAGE COMMISSIONS
              ANNUITIZATION
                  N/A                                     N/A

                  (5)

              COMPENSATION
                  N/A

------------------
* As regards this new contract, as of the date of this filing the Registrant has issued no contracts.
                                     II-5

Item 30. Location of Account and Records.

Metropolitan Life Insurance Company
One Madison Avenue
New York, N.Y. 10010

Item 31. Management Services.

     Not Applicable

Item 32. Undertakings.

     (a) The undersigned registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the financial statements in this registration statement are not more than 16 months old for as long as payments under these variable annuity contracts may be accepted.

     (b) The undersigned registrant hereby undertakes to include a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

     (c) The undersigned registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

     (d) The undersigned registrant represents that it is relying on the exemptions form certain provisions of Sections 22(e) and 27 of the Investment Company Act of 1940 provided by Rule 6c-7 under the Act. The registrant further represents that the provisions of paragraph (a)-(d) of Rule 6c-7 have been complied with.

     (e) Metropolitan Life Insurance Company represents that the fees and charges deducted under the Deferred Annuity described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Metropolitan Life Insurance Company under the Deferred Annuity.

                                   SIGNATURES

  As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of New York, and State of New York on this 28th day of February, 2002.

                              Metropolitan Life Separate Account E
                              (Registrant)

                              By: Metropolitan Life Insurance Company
                              (Depositor)


                              By: ______________________________________________
                                                (Gary A. Beller)
                                  Senior Executive Vice-President and General
                                                    Counsel

                              Metropolitan Life Insurance Company
                              (Depositor)


                              By: ______________________________________________
                                                (Gary A. Beller)
                                  Senior Executive Vice-President and General
                                                    Counsel

                                   SIGNATURES

  As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

                 *                     Chairman, President, Chief
______________________________________  Executive Officer and
         Robert H. Benmosche            Director

                 *                     Vice Chairman, Chief
______________________________________  Investment Officer and
             Gerald Clark               Director

                 *                     Vice Chairman, Chief
______________________________________  Financial Officer
          Stewart G. Nagler             (Principal Financial
                                        Officer) and Director

                 *                     Senior Vice-President and
______________________________________  Controller
          Virginia M. Wilson

                 *                     Director
______________________________________
          Curtis H. Barnette

                 *                     Director
______________________________________
           Joan Ganz Cooney

                 *                     Director
______________________________________
           John C. Danforth

                 *                     Director
______________________________________
         Burton A. Dole, Jr.

                 *                     Director
______________________________________
          James R. Houghton

                 *                     Director
______________________________________
           Harry P. Karmen

                 *                     Director
______________________________________
           Helene L. Kaplan


                                                                   March 5, 2002

*By: _________________________________
      Christopher Nicholas, Esq.
           Attorney-in-Fact

              Signature                          Title                   Date
              ---------                          -----                   ----


______________________________________  Director
         Catherine R. Kinney

                 *
______________________________________  Director
         Charles M. Leighton


______________________________________  Director
          Allen  E. Murray

                 *
______________________________________  Director
         John J. Phelan, Jr.

                 *
______________________________________  Director
           Hugh B. Price

                 *                     Director
______________________________________
       William C. Steere, Jr.


                                                                  March 5, 2002

*By:
    ----------------------------------
      Christopher Nicholas, Esq.
           Attorney-in-Fact